     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 2000


                                                      REGISTRATION NO. 333-31732
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ACCELERATED NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                           3576                          77-0442752
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION NUMBER)            IDENTIFICATION NO.)

                               301 SCIENCE DRIVE
                           MOORPARK, CALIFORNIA 93021
                                 (805) 553-9680
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                SURESH NIHALANI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ACCELERATED NETWORKS, INC.
                               301 SCIENCE DRIVE
                           MOORPARK, CALIFORNIA 93021
                                 (805) 553-9680
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

             BRUCE R. HALLETT, ESQ.                         WILLIAM HINMAN, JR., ESQ.
              JOSEPH H. CHI, ESQ.                              SHEARMAN & STERLING
              AMY J. HANSEN, ESQ.                             555 CALIFORNIA STREET
               LISA S. GOON, ESQ.                                   SUITE 2000
        BROBECK, PHLEGER & HARRISON LLP                  SAN FRANCISCO, CALIFORNIA 91404
              38 TECHNOLOGY DRIVE                                 (415) 616-1000
            IRVINE, CALIFORNIA 92618
                 (949) 790-6300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                         PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF SECURITIES             AMOUNT TO         OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
       TO BE REGISTERED             BE REGISTERED            SHARE(1)               PRICE          REGISTRATION FEE(2)
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par
  value........................       4,600,000               $13.00             $59,800,000             $15,788
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(2) Previously paid by the registrant.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 22, 2000


                                4,000,000 Shares

                       [ACCELERATED NETWORKS, INC. LOGO]

                                  Common Stock

                               ------------------


     Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $11.00 and $13.00 per share. Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "ACCL."


     The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 4.

                                                                    UNDERWRITING
                                                        PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                         PUBLIC      COMMISSIONS    ACCELERATED
                                                       ----------   -------------   -----------
Per Share............................................      $             $              $
Total................................................  $                 $              $

     Delivery of the shares of common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                         UBS WARBURG LLC
                                               U.S. BANCORP PIPER JAFFRAY

             The date of this prospectus is                , 2000.

                     [INSIDE FRONT COVER OF THE PROSPECTUS]

The heading for the inside front cover page reads "Accelerated Networks' Product Family." The page includes photographs, with corresponding product title and explanatory text, of seven of Accelerated's products:

[ ] AN-3200 MSAP Voice Gateway - Located at the service provider's regional point of presence, the Accelerator AN-3200 is a voice gateway that receives streams of voice packets from central offices and converts the packetized voice traffic into the format expected by public switched telephone network voice switches. The AN-3200 then delivers the converted voice traffic to the appropriate voice switch.

[ ] AN-3200 MSAP Concentrator - Located in the service provider's central office, the Accelerator AN-3200 DSL or T1 Access Concentrator aggregates a large number of broadband access lines into high-speed uplinks and performs local switching functionality. Our MSAP concentrators allow service providers to employ a variety of broadband access technologies, including DSL, T1, and NxT1 lines.

[ ] AN-20 IAD - Located at the customer premises, the Accelerator AN-20 carrier-class IAD provides data-only broadband access over DSL or T1 facilities and is intended for small business and residential customers.

[ ] AN-24/28 IAD - Located at the customer premises, the Accelerator AN-24 carrier-class IAD supports broadband data access as well as up to 4 analog voice ports and is targeted at small offices, home offices and telecommuters. Our Accelerator AN-28 carrier-class IAD supports up to 8 analog voice ports and is designed for small businesses and branch offices.

[ ] AN-30 IAD - Located at the customer premises, the Accelerator AN-30 carrier-class IAD supports broadband data access and up to 12 analog or 24 digital voice ports and is focused on small to medium-sized business locations.

[ ] AN-3204 IAD - Located at the customer premises, the Accelerator AN-3204 IAD may be used as a large business carrier-class IAD, facilitating DS3 and OC-3c wide area network uplinks in addition to DSL, T1 and NxT1.

[ ] Access Pilot(TM) - Access Pilot is a CORBA-compliant element management system that simplifies the service provisioning and management of our products. AccessPilot is designed to be easily integrated into existing and emerging service provider operations support systems infrastructures and includes a user-friendly graphical user interface which enables service providers to physically view and configure services from remote management workstations.

                     THE TWO-PAGE INSIDE GATEFOLD INCLUDES:

The title centered across the gatefold contains the text, "The Complete Multiservice Broadband Access Solution." The graphic depicts a diagram of Accelerated's complete multiservice broadband access solution which illustrates how Accelerated's multiservice broadband access products, including its MSAP Voice Gateways, MSAP Concentrators and carrier-class IADs, provide a complete multiservice broadband access solution from a service provider POP to an ILEC central office to different types of customer premises (small/home offices, medium offices or large offices). On the bottom right hand corner of the gatefold is the Accelerated Networks logo.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     1
RISK FACTORS..........................     4
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................    21
CONCURRENT PRIVATE PLACEMENT..........    22
USE OF PROCEEDS.......................    22
DIVIDEND POLICY.......................    22
CAPITALIZATION........................    23
DILUTION..............................    24
SELECTED CONSOLIDATED FINANCIAL
  DATA................................    25
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    27

                                        PAGE
                                        ----
BUSINESS..............................    37
MANAGEMENT............................    54
CERTAIN TRANSACTIONS..................    65
PRINCIPAL STOCKHOLDERS................    67
DESCRIPTION OF CAPITAL STOCK..........    70
SHARES ELIGIBLE FOR FUTURE SALE.......    73
UNDERWRITING..........................    75
NOTICE TO CANADIAN RESIDENTS..........    77
LEGAL MATTERS.........................    78
EXPERTS...............................    78
ADDITIONAL INFORMATION................    78
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................   F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

                           ACCELERATED NETWORKS, INC.
                               ------------------

     We develop and market telecommunications products that enable the bundling of voice and data services over a single broadband access network. Our multiservice broadband access products are designed to allow our customers to efficiently and cost-effectively deliver and manage multiple voice and data services using various broadband access technologies, including digital subscriber line, or DSL, copper-line technologies such as T1 and NxT1, and higher bandwidth technologies such as DS3. Our target customers are providers of voice and/or data services, including competitive local exchange carriers, or CLECs, interexchange carriers, or IXCs, regional bell operating companies, or RBOCs, incumbent local exchange carriers, or ILECs, and foreign telephone companies, all of which we refer to as service providers.

     Our products enable service providers to offer their customers a broad range of bundled voice and data services such as high speed Internet access, local dial tone, long distance voice, frame relay, voice and data virtual private networks, or VPNs, and other widely-used telecommunications services. Our products also enable service providers to leverage emerging technologies, such as voice or frame relay over DSL, over a single broadband access network.

     The telecommunications industry has become increasingly competitive over the last few years as a result of continued deregulation. Service providers that offer only voice or data services are facing intensifying competition from those service providers that offer both services. However, most service providers that offer both voice and data services often have to use parallel access networks to deliver these services, one for handling voice traffic and the other for handling data traffic. The high underlying cost of maintaining these parallel access networks has made it increasingly difficult for these service providers to compete as well. In order to capture a growing share of this highly competitive market, we believe service providers must be able to deliver multiple voice and data services efficiently and cost-effectively to their customers. Our products enable bundling of multiple voice and data services over a single broadband access network, which we believe will enable service providers to compete more effectively.

     We offer a comprehensive family of multiservice broadband access products, including our multi-service access platform, or MSAP, voice gateways, located at a point-of-presence, or POP, our MSAP concentrators, located at a central office, and our family of carrier-class integrated access devices, or IADs, located at a customer premises. In addition, we offer a software-based element management system designed to simplify the service provisioning and management of our products. Our products are designed in accordance with relevant industry standards to facilitate interoperability with different equipment deployed in service provider networks. We believe this allows for efficient and seamless installation and provides our customers with greater flexibility in designing and deploying their networks.

     Our objective is to become the leading provider of multiservice broadband access solutions. Our strategy to achieve this includes the following key elements:

     - enhance our technology leadership;

     - expand our domestic customer base;

     - capitalize on international opportunities;

     - broaden our distribution channels;

     - continue to pursue and leverage strategic relationships; and

     - facilitate deployment of multiservice broadband access networks.

     We began generating revenue in April 1999. Service providers that have ordered in excess of $100,000 of our products in the last twelve months include Coast-to-Coast Telecommunications, Inc. (through Siemens ICN), Cooperative Communications, CTC Communications Group, Inc., FirstWorld Communications, Inc., MCIWorldCom, Onvoy, Primary Network Communications and UniDial Communications, Inc.

     We were incorporated in California in October 1996 and reincorporated in Delaware in June 2000. Our principal executive offices are located at 301 Science Drive, Moorpark, California 93021 and our telephone number is (805) 553-9680. Our Web site is located at http://www.acceleratednetworks.com. Information contained on our Web site does not constitute part of this prospectus.

     Accelerated Networks(TM), Accelerated Networks & Design(TM),
AccessPilot(TM), AcceleratedStart(TM), and AcceleratedTAC(TM) are our trademarks and may be subject to pending trademark applications. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

                                  THE OFFERING

Common stock offered................     4,000,000 shares


Common stock outstanding after this
offering(1).........................     49,787,094 shares


Use of proceeds.....................     We intend to use the net proceeds from
                                         this offering for working capital and
                                         other general corporate purposes.

Proposed Nasdaq National Market
symbol..............................     ACCL
---------------

(1) The number of outstanding shares of our common stock is based on shares outstanding as of March 31, 2000, approximately 250,000 shares to be sold in a concurrent private placement, and the other assumptions and exclusions set forth below and under "Capitalization" on page 23.


                               ------------------

     You should be aware that our fiscal year ends on December 31; thus, a reference to "fiscal 1999," for example, is to the fiscal year ended December 31, 1999. In addition, except as otherwise indicated, information in this prospectus is based on the following assumptions:

     - that each outstanding share of our redeemable convertible preferred stock will convert into one share of common stock immediately prior to the closing of this offering;

     - that the underwriters' over-allotment option will not be exercised;

     - that we will file our amended and restated certificate of incorporation upon the closing of this offering; and


     - that we will sell approximately 250,000 shares of common stock in a concurrent private placement to U S WEST Internet Ventures, Inc. at an assumed price of $12.00 per share.


     For a more detailed description of technical terms used in this prospectus, please see "Business" beginning on page 37.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth summary consolidated financial information for Accelerated Networks, Inc. This information should be read in conjunction with the consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus.

                                                                                      THREE MONTHS
                                                 FISCAL YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                                --------------------------------   ------------------
                                                  1997       1998        1999       1999       2000
                                                --------   ---------   ---------   -------   --------
STATEMENT OF OPERATIONS DATA:
Net revenue...................................  $    --    $     --    $  8,466    $    --   $  7,152
Cost of revenue...............................       --          --       6,312         --      5,087
                                                -------    --------    --------    -------   --------
Gross profit..................................       --          --       2,154         --      2,065
Loss from operations..........................   (1,611)    (10,163)    (22,257)    (4,046)    (9,227)
Net loss......................................   (1,488)     (9,711)    (21,227)    (3,845)    (8,843)
Net loss applicable to common stockholders....  $(1,488)   $ (9,711)   $(21,227)   $(3,845)  $(18,725)
Net loss per share applicable to common
  stockholders(1)
  Basic and diluted...........................  $ (0.42)   $  (2.00)   $  (3.29)   $ (0.68)  $  (2.44)
  Weighted average shares.....................    3,550       4,853       6,447      5,694      7,664
Pro forma net loss per share applicable to
  common stockholders(1)
  Basic and diluted...........................                         $  (0.58)             $  (0.22)
  Weighted average shares.....................                           36,789                40,797


                                                                      AS OF MARCH 31, 2000
                                                            ----------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL    PRO FORMA(2)   AS ADJUSTED(3)
                                                            --------   ------------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $ 47,798     $47,798         $ 93,860
Working capital...........................................    49,586      49,586           95,648
Total assets..............................................    63,558      63,558          109,620
Capital lease obligations and credit facilities, less
  current portion.........................................     1,770       1,770            1,770
Redeemable convertible preferred stock....................    88,282          --               --
Total stockholders' equity (deficit)......................   (34,393)     53,889           99,951


---------------
(1) See notes 2 and 12 to the consolidated financial statements for determination of shares used in computing basic and diluted net loss per share and unaudited pro forma net loss per share.

(2) Pro forma to give effect to the conversion of all issued and outstanding shares of Series A, B, C and D preferred stock into common stock.


(3) As adjusted to reflect (a) the sale of 4,000,000 shares of common stock offered hereby at the assumed initial public offering price of $12.00 per share after deducting the underwriting discount and estimated offering expenses payable by us and (b) the sale of approximately 250,000 shares of common stock in the concurrent private placement to U S WEST Internet Ventures at the assumed price of $12.00 per share after deducting the estimated offering expenses payable by us. See "Use of Proceeds" on page 22 for more information on our intended use of the proceeds from this offering and "Capitalization" on page 23 for more information on our capital structure.


     Except as otherwise noted, all information in this prospectus:

    - reflects the automatic conversion of our outstanding Series A, Series B, Series C and Series D preferred stock into common stock immediately prior to the closing of this offering;

    - reflects our reincorporation into Delaware in June 2000; and

    - assumes that the underwriters do not exercise the over-allotment option granted to them.

                                  RISK FACTORS

     An investment in our common stock is very risky. You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock.

                  RISKS THAT MAY CAUSE FINANCIAL FLUCTUATIONS

WE HAVE A LIMITED OPERATING HISTORY, WHICH WILL MAKE IT DIFFICULT OR IMPOSSIBLE FOR YOU TO PREDICT OUR FUTURE RESULTS OF OPERATIONS.

     We have a very limited operating history upon which to base your investment decision. We were incorporated in October 1996 and did not begin shipping our products in significant volume until June 1999. Due to our limited operating history, it is difficult or impossible to predict our future results of operations. Investors in our common stock must consider our business, industry and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in rapidly evolving and intensely competitive markets such as the market for broadband access equipment. In particular, you should carefully consider the specific risks which are discussed in more detail in this section and the disclosure elsewhere in this prospectus.

WE HAVE A HISTORY OF LOSSES AND MAY NOT BE ABLE TO GENERATE SUFFICIENT NET REVENUE IN THE FUTURE TO ACHIEVE OR SUSTAIN PROFITABILITY.

     We have incurred significant losses since inception and expect that our net losses and negative cash flow will continue for the foreseeable future as we grow our business. As of March 31, 2000, we had an accumulated deficit of approximately $51.2 million. Although our net revenue has grown from zero for the quarter ended March 31, 1999 to approximately $7.2 million for the quarter ended March 31, 2000 and approximately $8.5 million for the year ended December 31, 1999, our net revenue may not continue to grow in the future, and we cannot assure you that we will ever generate sufficient net revenue to achieve or sustain profitability.

     We have large fixed expenses and we expect to continue to incur significant and increasing expenses for research and development, sales and marketing, customer support, developing distribution channels and general and administrative expenses. In particular, given our early stage of development, our increasing operating expenses, and the rate at which competition in our industry is intensifying, we may not be able to adequately control our costs and expenses or achieve or maintain adequate operating margins. As a result, our ability to achieve and sustain profitability will depend on our ability to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We may not be able to achieve or sustain profitability in the future.

WE DERIVE ALMOST ALL OF OUR REVENUE FROM A SMALL NUMBER OF CUSTOMERS AND OUR REVENUE COULD DECLINE SIGNIFICANTLY IF WE LOSE A CUSTOMER OR IF A CUSTOMER CANCELS OR DELAYS AN ORDER.

     Since we depend on a small number of customers, our revenue could be materially and adversely impacted if we lose a customer, or if a customer cancels or delays an order. Sales to CTC Communications Group, Inc., FirstWorld Communications and Siemens ICN, accounted for approximately 54%, 20% and 16% of our total revenue, respectively, for the year ended December 31, 1999 and sales to Siemens ICN, CTC Communications Group, UniDial Communications, Inc. and Primary Networks accounted for approximately 39%, 29%, 19% and 10% of our total revenue, respectively, for the quarter ended March 31, 2000. Accordingly, if we do not diversify and expand our customer base, our future success would significantly depend upon the timing and size of future purchase orders, if any, from our largest existing customers. In addition, if any of our customers is acquired, we may lose its business. The loss of any one of our customers, or the delay of a significant order from any of our customers, even if only temporary, could, among other things, reduce or delay our recognition of revenue, harm our reputation in the industry, and reduce our ability to accurately predict cash-flow. Any of these events could materially and adversely affect our business, financial condition and results of operations.

IF WE FAIL TO CAPITALIZE ON OPPORTUNITIES TO WIN CONTRACTS FROM OUR KEY CUSTOMERS, WE MAY NOT BE ABLE TO SELL PRODUCTS TO THOSE CUSTOMERS FOR AN EXTENDED PERIOD OF TIME.

     We believe that our key customers deploy their networks in large increments and on a sporadic basis. As a result, if we fail to win a purchase contract from a key customer, we may not have an opportunity to sell products to that customer until its next purchase cycle, which may not be for an extended period of time. In addition, if we fail to win contracts from key customers that are at an early stage in their design cycle, our ability to sell products to these customers in the future may be adversely affected because they may prefer to continue purchasing products from their existing vendor. Since we rely on a small number of customers for the majority of our sales, our failure to capitalize on limited opportunities to win contracts with these customers would have a material adverse effect on our business, results of operations and financial condition.

IF OUR REVENUE AND OPERATING RESULTS FALL BELOW ANALYSTS' AND INVESTORS' EXPECTATIONS, OUR STOCK PRICE COULD SIGNIFICANTLY DECLINE.

     Our quarterly operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. If our quarterly or annual operating results do not meet the expectations of investors and securities analysts, the trading price of our common stock could significantly decline. Some of the factors that could affect our quarterly or annual operating results include:

     - the amount and timing of orders for our products;

     - the cancellation or rescheduling of significant orders for our products;

     - our ability to develop, manufacture, introduce, ship and support new products and product enhancements;

     - our ability to manage product transitions and adapt to technological advancements;

     - our ability to develop, manufacture, ship and support all of our product lines, for example, IADs, MSAP as a concentrator and MSAP as a voice gateway.

     - announcements, new product introductions and reductions in the price of products offered by our competitors;

     - our mix of products sold and the mix of distribution channels through which our products are sold;

     - the amount and timing of our research and development expenses;

     - our ability to control costs;

     - our ability to obtain sufficient supplies of sole or limited source components for our products;

     - changes in the prices of our components;

     - our ability to attain and maintain production volumes and quality levels for our products;

     - the length and variability of the sales cycle for our products;

     - our ability to realize forecasted sales for a particular period;

     - the timing of recognizing revenue and deferral of revenue;

     - our ability to receive and fulfill orders evenly, across any given quarter;

     - potential seasonality of our sales;

     - costs relating to possible acquisitions and integration of technologies or businesses; and

     - telecommunications market conditions and economic conditions.

     As a result of any of these factors, it is likely that in the future, our quarterly or annual operating results will fall below the expectations of public market analysts and investors. In this event, the price of our common stock could significantly decline.

OUR CUSTOMERS MAY SPORADICALLY PLACE LARGE ORDERS WITH SHORT LEAD TIMES, WHICH MAY CAUSE OUR REVENUE AND OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

     We believe that our customers often deploy their networks in large increments and on a sporadic basis. Accordingly, we expect to receive purchase orders for significant dollar amounts on an irregular basis. These orders may have short lead times. As a result, we may not have sufficient inventory to fulfill these orders and we may incur significant costs in attempting to expedite and fulfill these orders. Further, our revenue and operating results may vary significantly and unexpectedly from quarter to quarter.

THE LONG SALES AND IMPLEMENTATION CYCLES FOR OUR PRODUCTS MAY CAUSE OUR REVENUE AND OPERATING RESULTS TO VARY SIGNIFICANTLY.

     A customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy evaluation and product qualification process. As a result, our sales cycles may be lengthy and we may incur substantial sales and marketing expenses and expend significant management effort without any guarantee of a sale. The length of our sales cycles will vary depending on the type of customer to whom we are selling. In particular, we believe that our sales cycle will typically range from 1 to 3 months for CLECs, 3 to 6 months for IXCs, and 6 to 12 months for RBOCs. Even after making the decision to purchase our products, our customers often deploy our products slowly and deliberately. Timing of deployment can vary widely and depends on:

     - the skill set of our customers;

     - the size of the network deployment;

     - the complexity of our customers' network environment;

     - the degree of hardware and software configuration necessary to deploy our products; and

     - their ability to finance their purchase of our products as well as their operations.

     As a result, our revenue and operating results may vary significantly from quarter to quarter.

IF WE FAIL TO MANAGE OUR ORDER BACKLOG, NEW ORDERS AND SHIPMENT SCHEDULES FOR EACH QUARTER OUR OPERATING RESULTS FOR THAT PERIOD WILL BE ADVERSELY AFFECTED.

     We recognize revenue when our products are shipped and the linearity of our revenue will depend on our ability to receive and fulfill orders evenly across any given quarter. To date, our order backlog at the beginning of each quarter has not been significant and we expect this trend to continue for the foreseeable future. Accordingly, we must obtain additional orders in a quarter for shipment in that quarter to achieve our revenue objectives. Our sales agreements may allow purchasers to delay scheduled delivery dates without penalty. Further, our customer purchase orders allow purchasers to cancel orders within negotiated time frames without significant penalty. In addition, due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of our products could occur at the end of our fiscal quarters. If we fail to ship products by the end of a quarter our operating results may be materially and adversely affected for that quarter. In the past, we have experienced cancellation of orders, resulting in additional costs and expenses.

IF WE FAIL TO INCREASE OUR REVENUE, OR IF WE EXPERIENCE DELAYS IN GENERATING OR RECOGNIZING REVENUE, WE COULD INCUR SUBSTANTIAL OPERATING LOSSES.

     We plan to significantly increase our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative capabilities to address the demands resulting from this offering and the continued growth of our business. Our operating expenses are largely based on anticipated personnel requirements and revenue trends, and a high percentage of our expenses are, and will continue to be, fixed. In addition, we may be required to spend more in research and development than originally budgeted in order to respond to industry trends. We may also incur significant new costs related to possible acquisitions and the integration of new technologies. As a result, if we fail to increase our revenue, or if we experience delays in generating or recognizing revenue results we could incur substantial operating losses.

IF WE FAIL TO MANAGE THE GROWTH OF OUR OPERATIONS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     We have rapidly and significantly expanded our operations and expect to continue to do so. This expansion is placing a significant strain on our managerial, operational and financial resources. During 1999, we increased the number of our employees from 63 to 174. Most of our existing senior management personnel joined us within the last 18 months, including a number of key managerial, technical and operations personnel whom we have not yet fully integrated. We expect to add additional key personnel in these areas in the near future. To manage the expected growth of our operations and personnel, we will be required to:

     - improve existing and implement new operational, financial and management controls, reporting systems and procedures;

     - expand access to additional manufacturing capacity;

     - hire, train, motivate and manage our personnel; and

     - effectively manage multiple relationships with our customers, suppliers and other parties.

     In addition, we will need to coordinate our domestic and international operations and establish the necessary infrastructure to implement our international strategy. If we are not able to accomplish the foregoing in an efficient and timely manner, our business, financial condition and results of operations will be materially and adversely affected.

IF WE FAIL TO ENHANCE OUR EXISTING PRODUCTS OR DEVELOP AND INTRODUCE NEW PRODUCTS THAT MEET CHANGING CUSTOMER REQUIREMENTS AND TECHNOLOGICAL ADVANCES, OUR ABILITY TO SELL OUR PRODUCTS WOULD BE MATERIALLY AND ADVERSELY AFFECTED.

     Our markets are characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and changes in voice and data service offerings by service providers. Our future success will significantly depend on our ability to anticipate or adapt to such changes and to offer, on a timely and cost-effective basis, products that meet changing customer demands and industry standards. The timely development of new or enhanced products is a complex and uncertain process and we may not have sufficient resources to successfully and accurately anticipate technological and market trends, or to successfully manage long development cycles. We may also experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products to these new or enhanced products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products are available for delivery to meet anticipated customer demand. We may also be required to collaborate with third parties to develop our products and may not be able to do so on a timely and cost-effective basis, if at all. If we are not able to develop new products or enhancements to existing products on a timely and cost-effective basis, or if our new products or enhancements fail to achieve market acceptance, our business, financial condition and results of operations would be materially and adversely affected.

OUR ABILITY TO OPERATE AND GROW OUR BUSINESS MAY BE HARMED IF WE ARE UNABLE TO DEVELOP AND MAINTAIN STRATEGIC RELATIONSHIPS WITH THIRD PARTIES.

     Our success will substantially depend on our ability to develop and maintain strategic relationships. For example, it is important that we continue to leverage our OEM relationship with Siemens to support both our domestic and planned international distribution and sales operations. Our strategic relationships are relatively new, and we cannot be certain that any revenue will be derived from those arrangements. The amount and timing of resources which our strategic partners devote to our business is not within our control and our strategic partners may not perform their obligations as expected. In the event that any strategic partner breaches or terminates its relationship with us, we may not be able to sustain or grow our business. We may also not be able to maintain or develop strategic relationships or to replace strategic partners.

IF WE ARE UNABLE TO RETAIN AND HIRE ADDITIONAL QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY ACHIEVE OUR OBJECTIVES.

     Our success depends to a significant degree upon the continued contributions of the principal members of our sales, marketing, engineering and management personnel, many of whom perform important management functions and would be difficult to replace. None of our officers or key employees is bound by an employment agreement for any specific term and, except for Suresh Nihalani, our President and Chief Executive Officer, we do not have "key person" life insurance policies covering any of our employees. The loss of the services of any key personnel, particularly senior management, sales personnel and engineers, could materially adversely affect our business, financial condition and results of operations.

     In addition, our growth and expansion of operations has placed significant demands on our management, engineering, sales and marketing staff and facilities. We will need to hire additional personnel in each of these areas to continue to grow our business. Recruiting qualified personnel in our industry is intensely competitive and time-consuming. In particular, we have experienced difficulty in hiring hardware, software, system and test and customer support engineers. We believe that we will continue to experience difficulty in recruiting and retaining qualified personnel in the future. If we are not able to attract and retain the necessary personnel, we will not be able to operate and grow our business.

IF WE DO NOT SUBSTANTIALLY EXPAND OUR SALES AND MARKETING OPERATIONS, WE WILL NOT BE ABLE TO ACHIEVE BRAND AWARENESS FOR OUR PRODUCTS AND GENERATE ADDITIONAL SALES.

     Our products and services are generally of a highly technical nature and therefore require a sophisticated sales effort targeted at several key people within each of our prospective customers' organizations. We have recently expanded our direct sales force and plan to hire additional qualified sales personnel and system and consulting engineers. We might not be able to hire the kind and number of sales personnel and system and consulting engineers we need.

     Similarly, our marketing efforts must be highly focused on creating brand awareness. These efforts require significant marketing resources, including technically-proficient personnel and substantial marketing budgets. We may not be able to hire and retain the required personnel. Further, many of our competitors have significantly larger marketing budgets than we have. As a result, we may not be able to create sufficient brand awareness to generate additional sales of our products.

IF WE ARE NOT ABLE TO ESTABLISH RELATIONSHIPS WITH A VARIETY OF DISTRIBUTION PARTNERS, WE MAY NOT BE ABLE TO INCREASE OUR SALES AND GROW OUR BUSINESS.


     We believe that our future success is dependent upon establishing successful relationships with a variety of distribution partners. To date, we have only entered into OEM agreements with Siemens AG and one of its affiliates. While Siemens AG and its affiliates will own approximately 18.4% of our outstanding shares after this offering, Siemens also sells products that compete with our products and we cannot assure you that it will devote adequate resources to distributing our products. We also cannot be certain that we will be able to reach agreement with additional distribution partners on a timely basis or at all, or that any of our current or future distribution partners will devote adequate resources to selling our products. If we cannot establish these relationships, we may not be able to increase our sales and grow our business.

IF INSTALLATION OF OUR MSAP CONCENTRATORS AT CENTRAL OFFICES ARE DELAYED, OUR REPUTATION MAY BE HARMED AND WE MAY LOSE SALES.

     Our MSAP concentrators are generally installed at carrier central offices. In many cases, deployment of our equipment at carrier central offices is intended to facilitate the provisioning of services which compete with the carrier's services. Therefore, carriers may have an incentive to withhold or delay installations of our MSAP concentrators. While we believe that current regulations and laws require these carriers to cooperate in allowing installation of our equipment, any delay, whether justified or not, will adversely affect our customers' ability to deploy our equipment, which in turn would adversely affect our reputation and result in lost sales. This would result in a material adverse effect on our business, results of operations and financial condition.

WE HAVE NO SIGNIFICANT EXPERIENCE OPERATING IN INTERNATIONAL MARKETS AND WE MAY NOT BE ABLE TO SUCCESSFULLY ESTABLISH AND MANAGE OUR INTERNATIONAL OPERATIONS.

     We intend to expand our international operations and enter new markets. This expansion will require significant management attention and financial resources. We have only recently launched our international sales operations in Canada and Europe. As a result, we have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. Our current international sales efforts, particularly those in Europe, will likely be impacted by seasonal purchasing patterns in foreign countries, which is typical of European customers during the summer months. In addition, our international operations, including those in Canada and Europe, will be subject to other inherent risks, including:

     - difficulties and costs of staffing and managing foreign operations;

     - certification requirements;

     - longer sales cycles;

     - expenses associated with customizing products for foreign countries;

     - dependence on local vendors;

     - dependence on our ability to establish and maintain strategic relationships with international distribution partners;

     - protectionist laws and business practices that favor local competition;

     - reduced protection for intellectual property rights in some countries;

     - difficulties associated with enforcing agreements through foreign legal systems;

     - greater difficulty in collecting accounts receivable;

     - fluctuations in currency exchange rates;

     - unexpected changes in regulatory requirements;

     - the impact of recessions in economies outside the United States;

     - political and economic instability;

     - import or export licensing requirements; and

     - potential adverse tax consequences.

IF OUR PRODUCTS CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS, WE COULD INCUR SIGNIFICANT UNEXPECTED EXPENSES AND LOST SALES.

     Our products are highly technical and are designed to be deployed in very large and complex networks. Although we have thoroughly tested our products, because of their nature, they can only be fully tested when deployed in networks which generate high amounts of voice and/or data traffic. Because of our short operating history, our products have not yet been broadly deployed. Consequently, our customers may discover errors or defects in our products after they have been broadly deployed. In addition, our customers may use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. Any defects or errors in our products discovered in the future, or failures of our customers' networks, whether caused by our products or another vendor's products, could result in:

     - loss of, or delay in, revenue and loss of market share;

     - product returns;

     - negative publicity regarding us and our products;

     - unexpected expenses to remedy errors;

     - diversion of our development resources;

     - increased service warranty, costs and repair; and

     - increased insurance costs.

     Any of the above items could have a material adverse effect on our business, results of operations and financial condition.

IF OUR PRODUCTS CONTAIN DEFECTS, WE COULD BE EXPOSED TO SIGNIFICANT PRODUCT LIABILITY CLAIMS AND DAMAGE TO OUR REPUTATION.

     Because our products are designed to provide critical communications services, we may be subject to significant liability claims. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims resulting from a defect in one of our products. Although we believe that we maintain adequate product liability insurance covering certain damages arising from implementation and use of our products, our insurance may not be sufficient to cover us against all possible liability. Liability claims could also require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

IF WE DO NOT SUBSTANTIALLY EXPAND OUR CUSTOMER SERVICE AND SUPPORT ORGANIZATION, WE WILL NOT BE ABLE TO PROVIDE THE LEVEL OF SERVICE REQUIRED TO ESTABLISH STRONG RELATIONSHIPS WITH OUR CUSTOMERS.

     The nature of our business requires us to develop strong relationships with our customers, which will depend on our ability to provide our customers with a high level of service and support. The complexity of our products requires us to have highly trained customer service and support personnel. We currently have a small customer service and support organization, and we will need to increase these resources to support the expanding needs of our existing customers as well as new customers. Hiring customer service and support personnel in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of our technologies. If we are unable to expand our customer service and support organization, our customers may become dissatisfied and our reputation could be harmed. These events would prevent us from increasing sales to existing or new customers.

BECAUSE WE DEPEND UPON A SMALL NUMBER OF OUTSIDE CONTRACTORS TO MANUFACTURE OUR PRODUCTS, OUR OPERATIONS COULD BE DELAYED OR INTERRUPTED IF WE ENCOUNTER PROBLEMS WITH THEM.

     We currently rely on Avnet, Inc., A-Plus Manufacturing and Arrow Electronics to build our products. We do not have internal manufacturing capabilities. Our reliance on these manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over component availability, delivery schedules, manufacturing yields and costs. If Avnet, A-Plus or Arrow is unable or unwilling to continue manufacturing our products in required volumes and at high quality levels, we will have to identify, qualify and select acceptable alternative manufacturers, which could take more than six months. It is possible that an alternate source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and quality. Any significant interruption in manufacturing would result in us having to reduce our supply of products to our customers, which in turn could have a material adverse effect on our customer relations, business, financial condition and results of operations. Avnet, Arrow and A-Plus also build products for other companies, and we cannot be certain that they will always have sufficient quantities of inventory available to fill orders placed by our customers, or that they will allocate their internal resources to fill our orders on a timely basis.

     We currently do not have a long-term supply contract with Avnet, A-Plus or Arrow. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required or choose to change contract manufacturers, our revenue may decline and our customer relationships may be damaged.

     We may not be able to effectively manage our relationships with our contract manufacturers and they may not meet our future requirements for timely delivery. Any interruption in the operations of our contract manufacturers would adversely affect our ability to meet our scheduled product deliveries to our customers, which could cause the loss of existing or potential customers and could materially adversely affect our business, results of operations and financial condition. In addition, if our contract manufacturers fail to build products with sufficient quality, our reputation, business, results of operations and financial condition will be harmed.

IF WE FAIL TO ACCURATELY PREDICT OUR MANUFACTURING REQUIREMENTS, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     We do not have long-term supply contracts with our contract manufacturers. Consequently, these manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We currently provide forecasts of our demand to our contract manufacturers 12 months prior to scheduled delivery of products to our customers. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we overestimate our component requirements, our contract manufacturers may purchase excess inventory. For those parts which are unique to our products, we could be required to pay for these excess parts and recognize related inventory write-down costs. If we underestimate our requirements, our contract manufacturers may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue. We also may experience shortages of certain components from time to time, which also could delay the manufacturing of our products and recognition of revenue.

WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS, AND IF WE ARE UNABLE TO BUY THESE COMPONENTS ON A TIMELY BASIS, WE WILL NOT BE ABLE TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS.

     Several of the key components used in our products, including field programmable gate arrays, DSL transreceivers, microprocessors, digital signal processors and custom power supplies, are sourced from single or limited sources of supply. These suppliers range from small vendors to large established companies. We do not have guaranteed supply arrangements with most of our key suppliers, and we or our contract manufacturers may not be able to obtain necessary supplies in a timely manner. Financial or other difficulties faced by these suppliers or significant changes in demand for these components could limit the availability of these components. In addition, any of our sole-source suppliers could be acquired by, or enter into exclusive arrangements with, our competitors, stop selling their products or components to us at commercially reasonable prices, or refuse to sell their products or components to us altogether. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries to our customers and would materially adversely affect our business, results of operations and financial condition. As much as six months could be required before we would begin receiving adequate supplies from alternative suppliers, if any. In addition, qualifying additional suppliers is time-consuming and expensive and exposes us to potential supplier production difficulties or quality variations.

     It is also possible that a source may not be available for us or be in a position to satisfy our production requirements at acceptable prices and on a timely basis, if at all, which could have a material adverse effect on our business, financial condition and results of operations.

WE MAY INVEST A SIGNIFICANT AMOUNT OF OUR RESOURCES TO DEVELOP, MARKET AND SELL OUR PRODUCTS AND MAY NOT REALIZE ANY RETURN ON THIS INVESTMENT.

     We plan to invest a significant amount of our resources to develop, market and sell our products. Accordingly, our success will depend on our ability to generate sufficient revenue from sales of these products to offset the expenses associated with developing, marketing and selling them. There are many risks that we face in doing so. In particular, the rapidly changing technological environment in which we operate can require the frequent introduction of new products, resulting in short product lifecycles. Accordingly, if our products do not quickly achieve market acceptance, they may become obsolete before we have generated enough revenue from their sales to realize a sufficient return on our investment.

     As a result, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. From time to time we may also need to write-off excess and obsolete inventory. We recorded charges totaling $264,000 for the year ended December 31, 1999 to take into consideration excess inventory levels and obsolete inventory. If we incur substantial development, sales, marketing and inventory expenses that we are not able to recover, and we are not able to compensate for such expenses, our business, financial condition and results of operations could be materially and adversely affected.

IF THE DEVELOPMENT AND ADOPTION OF RELEVANT INDUSTRY STANDARDS DO NOT OCCUR ON A TIMELY BASIS, OUR PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE.

     Our ability to achieve market acceptance for our products will also depend on the timing and adoption of industry standards for new technologies in our markets. Many technological developments occur prior to the adoption of relevant industry standards. The absence of an industry standard related to a specific technology may prevent widespread market acceptance of products using that technology. The existence of multiple competing standards may also retard or delay the development of a broad market for our products. We may develop products that use new technologies prior to the adoption of industry standards related to these technologies. Consequently, our products may not comply with eventual industry standards, which could hurt our ability to sell these products and also require us to quickly design and manufacture new products that meet these standards. Even after industry standards are adopted, the future success of our products depends upon widespread market acceptance of their underlying technologies.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR ABILITY TO COMPETE.

     Our success and ability to compete substantially depend on our proprietary technology. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford us only limited protection. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We presently have no patents, although we have six patent applications pending. In addition, the laws of certain foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. In addition, in our agreements, we may agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any claims asserting that our products infringe or may infringe on proprietary rights of third parties, with or without merit, could be time-consuming, resulting in costly litigation and diverting the efforts of our technical and management personnel. These claims could also result in product shipment delays or require us to modify our products or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

     Although we are not aware of any intellectual property claims against us, we may be a party to litigation in the future. We also cannot assure you that we would prevail in any such actions, given their complex technical issues and inherent uncertainties. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. For more information concerning our intellectual property rights, please see
"Business -- Intellectual Property" on page 51.

IF WE BECOME SUBJECT TO UNFAIR HIRING CLAIMS WE COULD INCUR SUBSTANTIAL COSTS IN DEFENDING OURSELVES.

     Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have received claims of this kind in the past and we cannot assure you that we will not receive claims of this kind in the future or that those claims will not result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits, which would have a material and adverse effect on our business, financial condition and results of operations.

POTENTIAL ECONOMIC AND POLITICAL INSTABILITY IN INDIA COULD ADVERSELY AFFECT OUR PRODUCT DEVELOPMENT EFFORTS.

     We believe that we currently receive favorable tax and tariff treatment for our product development activities in India. However, if political instability in India results in a government adverse to foreign corporate activity, a number of adverse consequences could occur, including higher tariffs, taxes or export controls, and increased governmental ownership or regulation, any of which would increase our costs of product development. In addition, we record expenses for our subsidiary in India in Indian Rupees. Accordingly, our operating results are also exposed to changes in exchange rates between the U.S. dollar and Indian Rupee. While to date, our results have not materially been affected by any changes in currency exchange rates, devaluation of the U.S. dollar against the Indian Rupee would adversely affect our expenses for our Indian subsidiary.

OUR BUSINESS COULD BE SHUT DOWN OR SEVERELY IMPACTED IF A NATURAL DISASTER
OCCURS.

     Our business and operations depend on the extent to which our facility and products are protected against damage from fire, earthquakes, power loss, and similar events. Despite precautions taken by us, a natural disaster or other unanticipated problem could, among other things, hinder our research and development efforts, delay the shipment of our products and affect our ability to receive and fulfill orders. For example, since we perform all of our final assembly and tests in one location, any fire or other disaster at our assembly facility would have a material adverse effect on our business, results of operations and financial condition. While we believe that our insurance policy is comparable to those of similar companies in our industry, it does not cover all natural disasters, in particular, earthquakes or floods.

IF WE ENCOUNTER SIGNIFICANT YEAR 2000 PROBLEMS WITH OUR PRODUCTS, CUSTOMERS OR VENDORS, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     Although we are not aware of any Year 2000 issues to date associated with our products or with our customers or vendors, we cannot assure you that these issues will not arise in the future. If we experience significant unanticipated problems and costs associated with Year 2000 compliance, our business, results of operations and financial condition could be materially and adversely affected. In addition, we have not developed, and do not plan to develop, any contingency plan to address any Year 2000 situations that may result.

              RISKS ASSOCIATED WITH THE BROADBAND ACCESS INDUSTRY

INTENSE COMPETITION COULD PREVENT US FROM INCREASING OR SUSTAINING OUR REVENUE AND PREVENT US FROM ACHIEVING OR SUSTAINING PROFITABILITY.

     The market for multiservice broadband access products is highly competitive. We compete directly with numerous companies, including Alcatel SA, Cisco Systems, Inc., CopperCom, Inc., Copper Mountain Networks, Inc., Jetstream Communications, Inc., Lucent Technologies, Inc., Nokia, Nortel Networks, Inc. and Tollbridge Technologies, Inc. Many of our current and potential competitors have longer operating histories, significantly greater selling and marketing, technical, manufacturing, financial, customer support, professional services and other resources, including vendor-sponsored financing programs. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. Moreover, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with our products or even render our products obsolete. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing or new competitors. In addition, due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter our markets, thereby further intensifying competition.

     The markets in which we compete are characterized by increasing consolidation, as exemplified by the recent acquisitions of Promatory Communications, Inc., by Nortel Networks and FlowPoint Corporation by Efficient Networks, Inc. and the recently announced acquisitions of PairGain Technologies, Inc. by ADC Telecommunications, Inc., Newbridge Networks Corp. by Alcatel and NetScreen Technologies, Inc. by Efficient Networks. We cannot predict how industry consolidation will affect our competitors and we may not be able to compete successfully in an increasingly consolidated industry. Additionally, because we may be dependent on strategic relationships with third parties in our industry, any consolidation involving these parties could reduce the demand for our products and otherwise harm our business prospects. Our competitors that have large market capitalizations or cash reserves are also better positioned than we are to acquire other companies, including our competitors, thereby obtaining new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage that would materially and adversely affect our business, financial condition and results of operations.

     In addition, many of our competitors have much greater name recognition and have a more extensive customer base, broader customer relationships, significant financing programs, and broader product offerings than we do. These companies can adopt aggressive pricing policies and leverage their customer bases and broader product offerings to gain market share. We have encountered, and expect to continue to encounter, potential customers that, due to existing relationships with our competitors, are committed to the product offerings of these competitors. As a result, these potential customers may not consider purchasing our products.

     We expect that competitive pressures will result in price reductions, reduced margin and loss of market share, which would materially and adversely affect our business, financial condition and results of operations. Please see "Business -- Competition" on page 50 for more information on our competitors.

SALES OF OUR PRODUCTS DEPEND ON THE WIDESPREAD ADOPTION OF MULTISERVICE BROADBAND ACCESS SERVICES AND IF THE DEMAND FOR MULTISERVICE BROADBAND ACCESS SERVICES DOES NOT DEVELOP, THEN OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD BE ADVERSELY AFFECTED.

     Our business would be harmed, and our results of operations and financial condition would be adversely and materially affected, if the demand for multiservice broadband access services does not increase as rapidly as we anticipate, or if our customers' multiservice broadband access service offerings are not well received in the marketplace. Certain critical factors will likely continue to affect the development of the multiservice broadband access services market. These factors include:

     - demand for broadband access;

     - the development of a viable business model for multiservice broadband access services, including the capability to market, sell, install and maintain these services;

     - the extent that service providers are unable to deploy broadband access using DSL due to delays or other difficulties in gaining access to the copper-pair infrastructure from ILECs;

     - cost constraints, such as installation, space and power requirements at carrier central offices;

     - ability to interoperate with equipment from multiple vendors in service provider networks;

     - evolving industry standards for DSL, T1 and other transmission technologies;

     - varying and uncertain conditions of the copper-pair infrastructure, including size and length, electrical interference, and crossover interference with voice and data telecommunications services; and

     - domestic and foreign government regulation.

     Even if these factors are adequately addressed, the market for multiservice broadband access services may fail to develop or may develop more slowly than anticipated. This could happen for a number of reasons. For instance, if our customers, particularly CLECs, fail to obtain sufficient capital, personnel and other resources to operate and grow their business or fail to execute their business plans, our market may fail to develop or may develop more slowly than anticipated. As a result, our business would be harmed, and our results of operations and financial condition would be adversely affected.

IF OUR PRODUCTS ARE NOT INTEROPERABLE WITHIN OUR CUSTOMERS' NETWORKS, ORDERS WILL BE DELAYED OR CANCELLED AND COULD RESULT IN SUBSTANTIAL PRODUCT RETURNS, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     Many of our customers require that our products be designed to interface with their existing networks, each of which may have different specifications and utilize multiple protocol standards. Our customers' networks may contain multiple generations of products from different vendors that have been added over time as their networks have grown and evolved. Our products may be required to interoperate with these products as well as with future products in order to meet our customers' requirements. In some cases, we may be required to modify our product designs to achieve a sale, which may result in a longer sales cycle, increased research and development expense, and reduced operating margins. If our products do not interoperate with existing equipment in our customers' networks, installations could be delayed, orders for our products could be cancelled or our products could be returned. This could have a material adverse effect on our business, financial condition and results of operations.

IF WE FAIL TO COMPLY WITH REGULATIONS AND EVOLVING INDUSTRY STANDARDS, SALES OF OUR EXISTING AND FUTURE PRODUCTS COULD BE ADVERSELY AFFECTED.

     The markets for our products are characterized by a significant number of laws, regulations and standards, including those promulgated by the Federal Communications Commission, or FCC, and standards established by Underwriters Laboratories, some of which are evolving as new technologies are deployed. While we believe that our products comply with all current governmental laws, regulations and standards, we cannot assure you that we will be able to continue to design our products to comply with all necessary requirements in the future. In addition, our customers may require our products to comply with various industry standards, such as those promulgated by Telcordia Technologies, or proprietary standards promoted by our competitors. Our key competitors may establish proprietary standards which they do not make available to us. As a result, we may not be able to achieve interoperability with their products. Internationally, we may also be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunication Union.

     Our customers may also require, or we may otherwise deem it necessary or advisable, that we modify our products to address actual or anticipated changes in the regulatory environment. Failure of our products to comply, or delays in compliance, with the various existing, anticipated, and evolving industry regulations and standards could adversely affect sales of our existing and future products. Moreover, the enactment of new laws or regulations, changes in the interpretation of existing laws or regulations or a reversal of the trend toward deregulation in the telecommunications industry, could have a material adverse effect on our customers, and thereby materially adversely affect our business, financial condition and results of operations. Please see
"Business -- Governmental Regulation" on page 52 for more information on issues pertaining to governmental regulation.

OUR CUSTOMERS ARE SUBJECT TO GOVERNMENT REGULATION, AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS THAT NEGATIVELY IMPACT OUR CUSTOMERS COULD HARM OUR BUSINESS.

     The jurisdiction of the FCC extends to the entire communications industry, including our customers. Future FCC regulations affecting the broadband access industry, our customers, or their service offerings, may harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into certain markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards and regulations for the broadband access industry. These domestic and foreign standards and regulations address various aspects of Internet use, including issues relating to liability for information retrieved from or transmitted over the Internet, online context regulation, user privacy, taxation, consumer protection, security of data, access by law enforcement, as well as intellectual property ownership, obscenity and libel. Resulting standards and regulations, or judgments in favor of plaintiffs in lawsuits against service providers, e-commerce and other Internet companies, could adversely affect the development of e-commerce and other uses of the Internet. This, in turn, could directly or indirectly materially adversely impact the broadband telecommunications and data industry in which our customers operate. To the extent our customers are adversely affected by laws or regulations regarding their business, products or service offerings, this could result in a material and adverse effect on our business, financial condition and results of operations. Please see "Business -- Governmental Regulation" on page 52 for more information on issues pertaining to governmental regulation.

IF NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY ARE NOT AVAILABLE TO US OR ARE VERY EXPENSIVE, WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS OR PRODUCT ENHANCEMENTS, WHICH WOULD SERIOUSLY IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that these third-party licenses will be available to us on commercially reasonable terms, if at all. Our inability to obtain necessary third-party licenses may force us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm the competitiveness of our products and which would result in a material and adverse effect on our business, financial condition and results of operations.

IF THIRD-PARTY SUPPLIERS DO NOT CONTINUE TO DEVELOP NEW COMPONENTS THAT WE RELY ON FOR FUTURE PRODUCTS, WE MAY NOT BE ABLE TO OFFER COMPETITIVE PRODUCTS.

     Some of our planned future products will rely on components developed by third parties, such as higher bandwidth switch fabrics. If these components fail to be developed by third parties in a timely basis, or at all, or if they are not otherwise made available to us, we may not be able to offer new products which are competitive. In this event, our business, financial condition and results of operations could be materially and adversely affected.

                ADDITIONAL RISKS THAT MAY AFFECT OUR STOCK PRICE

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL OUR SHARES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

     There has previously not been a public market for our common stock. We cannot predict the extent to which investor interest in our stock will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations in response to factors such as:

     - actual or anticipated variations in quarterly operating results;

     - our loss of a customer;

     - changes in financial estimates by securities analysts;

     - failure to meet analyst predictions and projections;

     - changes in market valuations of broadband access equipment companies;

     - changes in market valuations of networking and telecommunications companies;

     - continued growth of the Internet and e-commerce;

     - announcements of technological innovations;

     - new products or services offered by us or our competitors;

     - announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

     - additions or departures of key personnel;

     - our sales of common stock or other securities in the future; and

     - other events or factors, many of which are beyond our control.

     In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices and valuations of many technology companies' stocks are at or near historical highs, which are substantially above historical levels. These trading prices and valuations may not be sustainable. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance.

     In addition, in the past, following periods of volatility in the overall market and market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted, could result in substantial costs and a diversion of our management's attention and resources, which would materially and adversely affect our business, financial condition and results of operations.

IF WE ENGAGE IN FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS, OUR STOCKHOLDERS COULD BE DILUTED, WE COULD INCUR ADDITIONAL DEBT AND WE COULD ASSUME ADDITIONAL CONTINGENT LIABILITIES.

     We may review acquisition prospects and strategic investments that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. Any such acquisitions or investments could significantly dilute our investors. While we have no current agreements or negotiations underway with respect to any such acquisitions or strategic investments, we may acquire or make investments in businesses, products or technologies in the future. In this case, we could:

     - issue equity securities which would dilute current stockholders' percentage ownership;

     - incur substantial debt;

     - assume contingent liabilities;

     - incur significant amortization expenses related to goodwill and other intangible assets; or

     - incur significant immediate write-offs.

Such actions by us could materially and adversely affect our business, financial condition and results of operations and/or the price of our common stock.

IF WE MAKE ANY ACQUISITIONS OR STRATEGIC INVESTMENTS, WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE OR MANAGE THESE ACQUISITIONS OR INVESTMENTS.

     Acquisitions and strategic investments may entail numerous risks, including:

     - difficulties in assimilating acquired operations, technologies or products;

     - unanticipated costs;

     - diversion of management's attention from our core business concerns;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks of entering markets in which we have no or limited prior experience; and

     - potential loss of key employees, either existing employees or those of the acquired organizations.

     We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could have a material and adverse effect on our business, financial condition and results of operations.

IF WE ARE NOT ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS WHEN NEEDED, OUR ABILITY TO EFFECTIVELY OPERATE AND GROW OUR BUSINESS WILL BE LIMITED.

     We expect to use the net proceeds of this offering and the concurrent private placement primarily to continue investments in product development, to expand sales and marketing activities and to make capital expenditures. We believe that such proceeds, together with our existing capital resources, will be sufficient to meet our capital requirements for at least the next 12 months. However, our capital requirements depend on several factors, including:

     - the rate of market acceptance of our products;

     - our ability to expand our client base;

     - the growth of our research and development and sales and marketing organizations; and

     - other infrastructure requirements.

If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could materially and adversely affect our business, financial condition or results of operations.

IF WE ARE REQUIRED TO RAISE ADDITIONAL CAPITAL, OUR EXISTING STOCKHOLDERS MAY BE ADVERSELY AFFECTED.

     We may be required to raise additional capital through the issuance of stock, debt or a combination of the two. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced. In addition, these newly issued equity securities may have rights, preferences or privileges senior to those of the existing holders of our common stock. If additional funds are raised through the issuance of debt securities, these securities would have rights, preferences and privileges senior to those of the existing holders of our common stock and the terms of such debt could impose restrictions on our operations.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD CAUSE OUR STOCK PRICE TO FALL.


     Additional sales of our common stock in the public market after this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering and the concurrent private placement, we will have approximately 49,787,094 shares of common stock outstanding based on the assumed initial offering price of $12.00 per share. See "Capitalization" beginning on page 23 for a detailed discussion of shares included and excluded from this number. In particular, if the initial offering price is less than $8.912 per share, the outstanding shares of our Series D preferred stock will convert into additional shares of common stock, which will result in more shares being potentially eligible for sale into the public markets. The 4,000,000 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act of 1933. Based on shares outstanding as of March 31, 2000, the remaining shares of common stock outstanding after this offering will be available for sale, assuming the effectiveness of lock-up agreements with Credit Suisse First Boston Corporation under which our stockholders have agreed not to sell or otherwise dispose of their shares of common stock in the public market, as follows:



          DATE OF AVAILABILITY FOR SALE            NUMBER OF SHARES                   COMMENT
          -----------------------------            ----------------                   -------
Date of prospectus                                   4,000,000        Freely tradeable shares sold in the
                                                                      offering
180 days after prospectus
  (expiration of lock-up)                           40,913,422        Shares salable under Rule 144 or 701


     In addition, Credit Suisse First Boston Corporation may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at an earlier date. U S WEST Internet Ventures has also agreed that, for a period of one year after this offering, it will not sell or transfer the shares of common stock that it purchases in the concurrent private placement or upon exercise of its warrant, without our consent. Sales of common stock by existing stockholders in the public market, or the availability of such shares for sale, could materially and adversely affect the market price of the common stock.


     In addition, as soon as practicable after the date of this prospectus, we intend to file a registration statement on Form S-8 with the Securities and Exchange Commission covering the shares of common stock reserved for issuance under our 2000 Stock Incentive Plan and the 500,000 shares of common stock which will be reserved for issuance under our 2000 Employee Stock Purchase Plan. Based on shares and options outstanding as of March 31, 2000, approximately 7,418,649 shares of common stock will be reserved for issuance under our 2000 Stock Incentive Plan on the effective date of this offering. On the date 180 days after the effective date of this offering, at least 5,385,116 shares will be subject to immediately exercisable options, based on options outstanding on March 31, 2000. Sales of a large number of these shares could have an adverse effect on the market price for our common stock.



     After this offering and the concurrent private placement, the holders of 42,434,338 shares of common stock, including shares issuable upon exercise of warrants which will be outstanding immediately after the consummation of this offering and the concurrent private placement, will have certain rights with respect to registration of such shares for sale to the public. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. If we were to include in a company-initiated registration shares held by such holders pursuant to the exercise of their registration rights, such sales may have an adverse effect on our ability to raise needed capital. Please see "Shares Eligible for Future Sale" beginning on page 73 for more information on the number of shares which may be sold into the public market upon the completion of this offering.


MANAGEMENT AND CURRENT STOCKHOLDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER OUR COMPANY AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL.


     We anticipate that our executive officers, directors and major stockholders will, in the aggregate, beneficially own approximately 75.4% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Stockholders" beginning on page 67 for more information on principal stockholders.


OUR MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT MAY NOT INCREASE OUR PROFITABILITY OR OUR MARKET VALUE.

     Our management will have considerable discretion in the application of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value. See "Use of Proceeds" on page 22 for more information on our intended use of the proceeds from this offering.

PURCHASERS IN THIS OFFERING WILL IMMEDIATELY EXPERIENCE SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE.


     Because we expect that the initial offering price per share will be substantially greater than our net tangible book value per share, you will likely experience immediate and substantial dilution. In particular, purchasers of our common stock in this offering will suffer immediate dilution of $9.99 per share in pro forma net tangible book value, based on an assumed initial offering price of $12.00 per share of common stock. If the initial offering price is less than $8.912 per share, our outstanding shares of Series D preferred stock will convert into additional shares of common stock, which would result in further dilution. The exact number of shares of common stock into which each share of Series D preferred stock will convert will be determined by dividing $8.912 by our initial public offering price, and will not be subject to a cap on the maximum number of common shares into which the Series D preferred stock will convert. The exercise of outstanding options and warrants will also result in further dilution. See "Dilution" on page 24 for more information on the dilution you will experience by purchasing shares in this offering.

CERTAIN PROVISIONS IN OUR CORPORATE CHARTER AND BYLAWS MAY DISCOURAGE TAKE-OVER ATTEMPTS AND THUS DEPRESS THE MARKET PRICE OF OUR STOCK.

     Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

     - the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

     - the ability of the board of directors to alter our bylaws without getting stockholder approval;

     - the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors; and

     - the requirement that special meetings of stockholders may only be called by the chairman of the board or by a majority of the board of directors.

     Each of these provisions could discourage potential take-over attempts and could adversely affect the market price of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                          CONCURRENT PRIVATE PLACEMENT


     We have entered into an agreement to sell to U S WEST Internet Ventures, Inc., an affiliate of U S WEST, Inc., $3.0 million of our common stock in a concurrent private placement which will close immediately following the closing of this offering. U S WEST Internet Ventures will purchase these shares at a price equal to the initial offering price per share paid by purchasers in this offering. Based on the assumed price of $12.00 per share, this would amount to 250,000 shares. We have also entered into an agreement with an affiliate of U S WEST to test our products for potential deployment in U S WEST's network. In connection with this agreement, we agreed to issue U S WEST Internet Ventures a warrant to purchase $3.0 million of our common stock at a price equal to the initial offering price per share paid by purchasers in this offering. Based on the assumed price of $12.00 per share, this would amount to 250,000 shares. Unless otherwise indicated, information in this prospectus is based on the assumption that the concurrent private placement and the issuance of the warrant occur at the same time as the closing of this offering. U S WEST Internet Ventures has agreed that it will not, for a period of one year after this offering, sell or transfer any of the shares of common stock purchased by it in the concurrent private placement, or upon exercise of the warrant, without our consent.


                                USE OF PROCEEDS


     Our net proceeds from the sale of the 4,000,000 shares of common stock sold in this offering are estimated to be approximately $43.2 million, or $49.9 million if the underwriters exercise their over-allotment option in full, based upon an assumed offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.


     Our principal purposes for engaging in this offering are to:

     - increase our equity capital;

     - create a public market for our common stock; and

     - facilitate future access by us to public equity markets.


     Our net proceeds from the private sale of 250,000 shares of common stock in the concurrent private placement at an assumed price of $12.00 are estimated to be approximately $2.9 million, after deducting estimated offering expenses payable by us.


     We expect to use the net proceeds of this offering and the concurrent private placement primarily for working capital and general corporate purposes, including expenditures for research and development and sales and marketing efforts. In addition, we may use a portion of the net proceeds to fund acquisitions or investments in complementary businesses, technologies, or products; however, we currently have no commitments or agreements and are not involved in any negotiations to do so. Pending use of the net proceeds of this offering and the concurrent private placement, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant. We expect that any lease financing or credit agreements we enter into will prohibit the payment of dividends without the lender's consent.

                                 CAPITALIZATION

     The table below sets forth the following information with respect to our capitalization:
     - the actual capitalization as of March 31, 2000;
     - the actual capitalization at March 31, 2000 after giving pro forma effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock immediately prior to this offering; and

     - the pro forma as adjusted capitalization to give effect to (a) the sale of 4,000,000 shares of common stock at the assumed initial public offering price of $12.00 per share in this offering, less underwriting discounts and commissions and the estimated offering expenses payable by us and (b) the sale of approximately 250,000 shares of common stock in the concurrent private placement at the assumed price of $12.00 per share, less estimated offering expenses payable by us.


     This information should be read in conjunction with our consolidated financial statements and the notes to those statements included in this prospectus.


                                                                     AS OF MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND
                                                                       PER SHARE DATA)
Capital lease obligations and credit facilities, net of
  current portion...........................................  $  1,770   $  1,770     $  1,770
Redeemable convertible preferred stock:
  Series A, $.001 par value; actual -- 11,500,000 shares
     authorized, 11,220,000 shares issued and outstanding;
     pro forma and pro forma as adjusted -- no shares
     authorized, issued or outstanding......................     5,490         --           --
  Series B, $.001 par value; actual -- 11,600,000 shares
     authorized, 11,584,848 shares issued and outstanding;
     pro forma and pro forma as adjusted -- no shares
     authorized, issued or outstanding......................    14,428         --           --
  Series C, $.001 par value; actual -- 8,845,648 shares
     authorized, 8,845,648 issued and outstanding; pro forma
     and pro forma as adjusted -- no shares authorized,
     issued or outstanding..................................    29,939         --           --
  Series D, $.001 par value; actual -- 3,600,000 shares
     authorized, 3,455,267 issued and outstanding; pro forma
     and pro forma as adjusted -- no shares authorized,
     issued or outstanding..................................    38,425         --           --
Stockholders' equity (deficit):
  Preferred Stock, $.001 par value; actual -- 454,352
     authorized, no shares issued or outstanding; pro forma
     and pro forma as adjusted-- 5,000,000 shares
     authorized, no shares issued or outstanding............        --         --           --
  Common Stock, $.001 par value; actual -- 90,000,000 shares authorized and 10,431,331 shares issued and
     outstanding; pro forma -- 90,000,000 shares authorized
     and 45,537,094 shares issued and outstanding; pro forma
     as adjusted -- 200,000,000 shares authorized and
     49,787,094 shares issued and outstanding...............     1,209         46           50
  Additional paid-in capital................................    28,693    118,138      164,191
  Deferred stock compensation...............................   (13,110)   (13,110)     (13,110)
  Accumulated deficit.......................................   (51,185)   (51,185)     (51,185)
                                                              --------   --------     --------
     Total stockholders' equity (deficit)...................   (34,393)    53,889       99,951
                                                              --------   --------     --------
     Total capitalization...................................  $ 55,659   $ 55,659     $101,721
                                                              ========   ========     ========



     Except where indicated otherwise, this table and the capitalization information included elsewhere in this prospectus exclude an aggregate of approximately 8,197,244 shares, consisting of:


     - 5,385,116 shares subject to options outstanding as of March 31, 2000 under our stock option plan;


     - approximately 2,533,553 additional shares reserved for future issuance under our stock option and employee stock purchase plans as of March 31, 2000; and



     - approximately 278,575 shares of common stock issuable upon exercise of warrants which will be outstanding immediately after the closing of this offering and the concurrent private placement, based on an assumed offering price of $12.00 per share.

                                    DILUTION

     The pro forma net tangible book value of our common stock on March 31, 2000, was $53.9 million, or approximately $1.18 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving pro forma effect to the conversion of all outstanding shares of redeemable convertible preferred stock into 35,105,763 shares of common stock, each as if they had occurred at March 31, 2000.


     Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards. After giving effect to (a) our sale of 4,000,000 shares of common stock offered by this prospectus at the assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and (b) the sale of approximately 250,000 shares in the concurrent private placement at an assumed price of $12.00 per share, after deducting estimated offering expenses payable by us, our pro forma net tangible book value would have been $100.0 million, or approximately $2.01 per share. This represents an immediate increase in pro forma net tangible book value of $0.83 per share to existing stockholders and an immediate dilution in net tangible book value of $9.99 per share to new investors.



Public offering price per share.............................           $12.00
  Pro forma net tangible book value per share as of March
     31, 2000...............................................  $1.18
  Increase per share attributable to new investors in this
     offering...............................................   0.78
  Increase per share attributable to U S WEST Internet
     Ventures...............................................   0.05
                                                              -----
Pro forma net tangible book value per share after the
  offering and the concurrent private placement.............             2.01
                                                                       ------
Dilution in pro forma net tangible book value per share to
  new investors.............................................           $ 9.99
                                                                       ======


     This table excludes all options and warrants outstanding as of, or issued subsequent to, March 31, 2000. The exercise of outstanding options and warrants having an exercise price less than the offering price would increase the dilutive effect to new investors.


     The following table summarizes, on a pro forma basis, as of March 31, 2000, the differences between the number of shares of common stock (after the conversion of Series A, B, C and D redeemable convertible preferred stock into common stock) purchased from us, the total consideration and average price per share paid by existing stockholders, by the new investors and by U S WEST Internet Ventures, before deducting the underwriting discounts and commissions and estimated expenses payable by us, assuming an initial public offering price of $12.00 per share.



                                          SHARES PURCHASED          TOTAL CONSIDERATION
                                       -----------------------   -------------------------   AVERAGE PRICE
                                         NUMBER     PERCENTAGE      AMOUNT      PERCENTAGE     PER SHARE
                                       ----------   ----------   ------------   ----------   -------------
Existing Stockholders................  45,537,000      91.5%     $ 89,768,000      63.8%        $ 1.97
New Investors........................   4,000,000       8.0        48,000,000      34.1          12.00
U S WEST Internet Ventures...........     250,000       0.5         3,000,000       2.1          12.00
                                       ----------      ----      ------------      ----
  Total..............................  49,787,000       100%     $140,768,000       100%
                                       ==========      ====      ============      ====


     If the underwriters' over-allotment option is exercised in full, the number of shares held by new public investors will be increased to 4,600,000 or approximately 9.1% of the total number of shares of our common stock outstanding after this offering and the concurrent private placement.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus. The consolidated statement of operations data for the three years in the period ended December 31, 1999 and consolidated balance sheet data as of December 31, 1998 and 1999 set forth below are derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The consolidated statement of operation data from October 28, 1996 (inception) through December 31, 1996 and the consolidated balance sheet data as of December 31, 1996 and 1997 are derived from audited financial statements of the Company not included herein. The consolidated statement of operations for each of the three-month periods ended March 31, 1999 and 2000, and the consolidated balance sheet data at March 31, 2000, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In management's opinion, these unaudited statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information for the periods presented. The historical results are not necessarily indicative of results to be expected for any future period.

     Notes 2 and 12 of notes to the consolidated financial statements provide an explanation of the determination of the weighted average shares used to compute basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share.

                                           OCTOBER 28, 1996
                                             (INCEPTION)                                            THREE MONTHS
                                               THROUGH         FISCAL YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                             DECEMBER 31,     --------------------------------   ------------------
                                                 1996           1997       1998        1999       1999       2000
                                           ----------------   --------   ---------   ---------   -------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net revenue..............................       $   --        $    --    $     --    $  8,466    $    --   $  7,152
Cost of revenue(1).......................           --             --          --       6,312         --      5,087
                                                ------        -------    --------    --------    -------   --------
Gross profit.............................           --             --          --       2,154         --      2,065
Operating expenses
  Research and product development(2)....           20          1,126       7,378      12,061      2,467      4,150
  Sales and marketing(3).................           --             --       1,979       7,500        952      3,963
  General and administrative(4)..........           13            485         754       1,747        389        794
  Amortization of deferred stock
    compensation.........................           --             --          52       3,103        238      2,385
                                                ------        -------    --------    --------    -------   --------
    Total operating expenses.............           33          1,611      10,163      24,411      4,046     11,292
                                                ------        -------    --------    --------    -------   --------
Loss from operations.....................          (33)        (1,611)    (10,163)    (22,257)    (4,046)    (9,227)
Other income (expense)...................           --            124         453       1,031        201        385
Provision for income taxes...............            1              1           1           1         --          1
                                                ------        -------    --------    --------    -------   --------
Net loss.................................          (34)        (1,488)     (9,711)    (21,227)    (3,845)    (8,843)
                                                ------        -------    --------    --------    -------   --------
Beneficial conversion feature............           --             --          --          --         --     (9,882)
                                                ------        -------    --------    --------    -------   --------
Net loss applicable to common
  stockholders...........................       $  (34)       $(1,488)   $ (9,711)   $(21,227)   $(3,845)  $(18,725)
                                                ======        =======    ========    ========    =======   ========
Basic and diluted net loss per share
  applicable to common stockholders......       $(0.09)       $ (0.42)   $  (2.00)   $  (3.29)   $ (0.68)  $  (2.44)
                                                ======        =======    ========    ========    =======   ========
Weighted average shares..................          393          3,550       4,853       6,447      5,694      7,664
                                                ======        =======    ========    ========    =======   ========
Unaudited pro forma basic and diluted net
  loss per share.........................                                            $  (0.58)             $  (0.22)
                                                                                     ========              ========
Weighted average shares used to compute
  unaudited pro forma basic and diluted
  net loss per share applicable to common
  stockholders...........................                                              36,789                40,797
                                                                                     ========              ========

                                                                 AS OF DECEMBER 31,
                                                        ------------------------------------   AS OF MARCH 31,
                                                        1996    1997       1998       1999          1999
                                                        ----   -------   --------   --------   ---------------
                                                                            (IN THOUSANDS)       (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............................  $ 17   $ 3,704   $  3,507   $ 15,207      $ 47,798
Working capital.......................................    18     3,579      7,797     18,241        49,586
Total assets..........................................    20     4,180     11,291     28,678        63,558
Redeemable convertible preferred stock................    --     5,490     19,918     49,857        88,282
Total stockholders' deficit...........................   (26)   (1,498)   (11,005)   (28,565)      (34,393)

---------------
(1) excluding $0, $0, $100, $12 and $268 amortization of deferred stock compensation for the years ended December 31, 1997, 1998, 1999 and for the three months ended March 31, 1999 and 2000, respectively.

(2) excluding $0, $20, $873, $95 and $1,278 amortization of deferred stock compensation for the years ended December 31, 1997, 1998, 1999 and for the three months ended March 31, 1999 and 2000, respectively.

(3) excluding $0, $31, $1,498, $74 and $681 amortization of deferred stock compensation for the years ended December 31, 1997, 1998, 1999 and for the three months ended March 31, 1999 and 2000, respectively.

(4) excluding $0, $1, $632, $57 and $158 amortization of deferred stock compensation for the years ended December 31, 1997, 1998, 1999 and for the three months ended March 31, 1999 and 2000, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following commentary should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes contained elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

                                    OVERVIEW

     We design and market telecommunications products that enable the bundling of voice and data services. Our multiservice broadband access products are designed to allow our customers to efficiently and cost-effectively deliver and manage multiple voice and data services over a single broadband access facility using various broadband access technologies. Our target customers are CLECs, IXCs, RBOCs, ILECs, and foreign telephone companies.

     We were incorporated in October 1996. From inception through March 1999, our operating activities consisted primarily of developing a research and development organization, testing prototype designs, staffing of our marketing, sales, field service and customer support organizations, building a management team, and establishing relationships with potential customers. We commenced shipments of our MSAP voice gateways, MSAP concentrators and carrier-class IADs in the second calendar quarter of 1999. Sales of our MSAP and carrier-class IAD products constituted approximately 58% and 42%, respectively, of our revenue for the year ended December 31, 1999 and 48% and 52%, respectively, of our revenue for the three months ended March 31, 2000. Since inception, we have incurred significant losses and as of March 31, 2000, we had an accumulated deficit of $51.2 million. We have not achieved profitability on a quarterly or annual basis. We expect to incur significant research and development, sales and marketing, and general and administrative expenses in the future and, as a result, we will need to generate significantly higher revenue to achieve and maintain profitability.

     To date, we have generated substantially all of our revenue from sales of our MSAP and carrier-class IAD products and we believe that sales of these products will continue to account for substantially all of our revenue for the foreseeable future. We have not generated any significant amount of revenue from sales of our AccessPilot element management system software or sales of our extended warranty and customer support services, and we do not expect that sales of these products and services will comprise a significant portion of our revenue in the foreseeable future. A majority of all our sales of products are through our direct sales force and we expect this trend to continue for the foreseeable future. In addition, we sell a significant amount of our products in the United States through our OEM relationship with Siemens ICN, an affiliate of Siemens AG. For the year ended December 31, 1999, direct sales and sales through Siemens ICN accounted for 84% and 16%, respectively. To date, we have not generated any revenue from international sales, although we recently initiated sales and marketing efforts internationally. As part of these efforts, we recently expanded our relationship with Siemens by entering into an OEM relationship with Siemens AG.

     For the year ended December 31, 1999, sales to our three largest customers accounted for approximately 90% of our revenue, of which sales to CTC Communications, FirstWorld Communications and Siemens ICN accounted for approximately 54%, 20% and 16% of our revenue, respectively. For the three months ended March 31, 2000, sales to our four largest customers accounted for approximately 97% of our revenue, of which sales to Siemens ICN, CTC Communications Group, UniDial Communications, Inc. and Primary Networks accounted for approximately 39%, 29%, 19% and 10% of our revenue, respectively. While we anticipate that sales to any specific customer will vary from period to period, we expect that we will continue to have significant customer concentration for the foreseeable future. To date, we have derived a significant portion of our revenue from a small number of orders and all of our sales have been made on the basis of individual purchase orders, rather than long-term commitments.

     We recognize revenue at the time products are shipped to our customers, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the fee is fixed and determinable and collectibility is deemed probable. If uncertainties regarding customer acceptance exist, revenue is recognized when such uncertainties are resolved. Revenue associated with multiple-element arrangements (products, upgrades, enhancements and post-contract support) are allocated to each element based on vendor specific objective evidence. Extended warranty and other service revenues are recognized ratably over the respective service periods. Such services have not been significant to date. Amounts billed in excess of revenue recognized are deferred and included as deferred revenue on the consolidated balance sheet. As of March 31, 2000, we had approximately $539,000 of deferred revenue. Although we have not generated any support, installation or training revenue to date, we plan to recognize support revenue ratably over the support period and installation and training revenue as services are performed. We generally warrant our products for one year after sale and provide for estimated future warranty costs at the time we recognize revenue.

     Our cost of revenue consists primarily of amounts paid to third-party contract manufacturers, personnel and other costs such as royalties on product shipments, warranty expense and assembly costs. We outsource most of our product and printed circuit board assembly to contract manufacturers. Avnet procures the majority of our component kits for its sub-contractor, A-Plus, which assembles, manufactures and tests our products at its facility in San Jose, California. Arrow performs the same services as Avnet for a limited number of our products and also sub-contracts with A-Plus for assembly, manufacturing and testing.

     Our MSAP products typically have higher gross margin than our carrier-class IADs. Our actual mix of products sold will depend significantly on the amount of orders from new and existing customers, and the stage of their network deployment. As a result, our gross margin may fluctuate significantly from period to period. In general, our gross margin will primarily be affected by the following factors:

     - demand for our products and services;

     - new product introductions both by us and by our competitors;

     - changes in our pricing policies and those of our competitors;

     - the mix of our products and services sold;

     - the mix of sales channels through which our products and services are sold; and

     - the volume manufacturing pricing we are able to attain from our contract manufacturers for outsourced manufacturing.

     Research and development expenses consist primarily of salaries and related personnel costs, consulting costs, costs associated with licensed technology, prototype costs and other costs related to the design, development, testing, and enhancements of our products. We also incur significant expenses in connection with the purchase of equipment used to test our products as well as the use of our products for internal design and learning purposes. We expense our research and development costs as they are incurred. Several components of our research and development efforts require significant expenditures, the timing of which can cause significant quarterly variability in our expenses. We believe that continued investment in research and development is critical to attain our strategic product development objectives and to meet changing customer requirements and technological advances. As a result, we expect our research and development expenses to increase in the future.

     Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer engineering support functions, as well as costs associated with promotional and other marketing expenses. We intend to expand our direct and indirect sales operations substantially, both domestically and internationally, in order to increase market penetration of our products. We expect that sales and marketing expenses will increase substantially over the next year as we hire additional sales and marketing personnel, initiate additional marketing programs and establish sales offices in additional domestic and international locations. In addition, we believe our future success is dependent upon establishing successful relationships with a variety of distribution partners. To date, we have only entered into OEM relationship with Siemens AG and one of its affiliates, Siemens ICN. To be successful, we must reach agreements with additional distribution partners, both domestically and internationally. Similarly, the complexity of our products require highly trained customer service, professional services and support personnel. We expect to significantly expand our customer service, professional services and support organization to meet these requirements. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to increase in the future.

     General and administrative expenses consist primarily of salaries and related expenses for executive, finance, human resources, information technology, and administrative personnel, as well as recruiting, professional fees, insurance and other general corporate expenses. We expect general and administrative expenses to increase in the future as we add personnel and incur additional costs related to the growth of our business and operation as a public company.

     Currently, competition in our market is intense. We continue to add features to our products based on the needs of our customers. This has resulted in increased research and development expenses and may result in reduced operating margins. We expect competition to increase in the future. This competition may also result in price reductions and loss of market share. We expect that product life cycles will remain relatively short and that the average selling price and gross margin for our products will decline as each product matures. To offset such declines, we must introduce new, higher performance products on a timely basis. Further, we must reduce our manufacturing costs on a per unit basis and sell sufficient volumes in order to maintain our gross margin. If we fail to reduce our manufacturing costs on a per unit basis or achieve volume shipment requirements, our gross margin will decline. Any of the above events could have a material and adverse effect on our business, results of operations and financial condition.

     In 1998 and 1999, we recorded total deferred stock compensation of approximately $13.2 million, representing the difference between the deemed value of our common stock for accounting purposes and the exercise price of the options at their date of grant. Options granted are typically subject to a four year vesting period. Stock issuances are generally subject to our right to repurchase the stock, which lapses over a four year period. We are amortizing the deferred stock compensation over the vesting periods of the applicable options, or repurchase periods for the exercised options, generally over four years. After taking into account the approximately $3.2 million of amortization charges we recognized in 1998 and 1999, the outstanding annual amortization for total amount of deferred stock compensation recognized as of December 31, 1999 will be approximately $5.4 million, $2.8 million, $1.5 million and $0.5 million for the years ending December 31, 2000, 2001, 2002 and 2003, respectively. In addition, we recorded approximately $5.3 million of deferred stock compensation for the three months ended March 31, 2000. This amount will be amortized over the vesting period of the underlying options.

     In connection with the issuance of the Series D preferred stock in February and March 2000, we incurred a non-cash charge to equity of approximately $9.9 million relating to the beneficial conversion feature on the Series D preferred stock. This charge was calculated using the deemed fair value of our common stock on the date of issuance, subtracting the conversion price and then multiplying the resulting amount by the number of shares of common stock into which the shares of Series D preferred stock are convertible. As a result of this non-cash equity charge, our net loss per share attributable to common shareholders was adversely impacted for the three months ending March 31, 2000.

     In connection with an agreement with an affiliate of U S West, Inc. to test certain of our products for potential deployment in U S West's network, we agreed to issue a two-year warrant to U S WEST Internet Ventures to purchase $3.0 million of our common stock at a price per share equal to the initial public offering price per share. We expect to record sales and marketing expenses of approximately $1.4 million for the fair value of the warrant upon its issuance.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 AND 1999

Net revenue

     We did not generate any revenue in the quarter ended March 31, 1999, as we did not sell any of our products until April 1999. We recognized net revenue of approximately $7.2 million for the three months ended March 31, 2000. Net revenue for the three months ended March 31, 2000 was primarily derived from sales of our MSAP voice gateways and concentrators, which amounted to approximately $3.5 million, and from sales of our carrier-class IADs, which amounted to approximately $3.7 million. Net revenue from sales to our four largest customers accounted for approximately 97% of our net revenue for the three months ended March 31, 2000.

Cost of revenue

     Cost of revenue for the three months ended March 31, 2000 was approximately $5.1 million, or approximately 71% of net revenue. Cost of revenue in the three months ended March 31, 2000 consisted primarily of amounts paid to third-party contract manufacturers, personnel and other costs such as royalties on product shipments, warranty expense, inventory reserves and assembly costs. We did not have any cost of revenue for the three months ended March 31, 1999 because we did not begin production or sales of our products until April 1999. We expect that our cost of revenue will increase in absolute dollars in future periods but will vary as a percentage of net revenue depending on the mix and average selling prices of products sold.

Research and product development expenses

     Research and product development expenses for the three months ended March 31, 2000 were approximately $4.2 million, which represented an increase of approximately $1.7 million, or approximately 68%, from approximately $2.5 million for the three months ended March 31, 1999. This increase was primarily a result of additional personnel costs, higher design and prototype expenses and higher costs of using our products for internal design and testing purposes. As a percentage of net revenue, research and product development expenses for the three months ended March 31, 2000 were approximately 58%. Research and development expenditures are essential to our future success and we expect that these expenses will significantly increase in future periods.

Sales and marketing expenses

     Sales and marketing expenses for the three months ended March 31, 2000 were approximately $4.0 million, which represented an increase of approximately $3.0 million, or approximately 300%, from approximately $1.0 million for the three months ended March 31, 1999. The increase was primarily attributable to our expanded efforts to sell and market our MSAP and carrier-class IAD products, including increased costs related to the hiring of additional sales and systems engineers, customer support, product marketing, and key management personnel, as well as increased advertising, trade shows and public relations costs, commission expenses, and demonstration equipment costs. We expect sales and marketing expenses to significantly increase in future periods as we continue to expand our domestic and international sales and marketing efforts.

General and administrative expenses

     General and administrative expenses for the three months ended March 31, 2000 were approximately $794,000, which represented an increase of approximately $405,000, or approximately 104%, from approximately $389,000 for the three months ended March 31, 1999. This increase was primarily due to the hiring of additional general and administrative personnel necessary to support and scale our operations and increased legal and accounting expenses. We expect our general and administrative expenses to increase in future periods as we hire additional personnel required to support the expansion of our operations.

Amortization of deferred stock compensation

     We recorded approximately $2.4 million in deferred stock compensation in connection with employee and consultant stock option grants for the three months ended March 31, 2000. We recorded approximately $238,000 in deferred stock compensation for the three months ended March 31, 1999.

Other income (expense)

     Our other income (expense) consists primarily of interest earned on our cash balances and cash equivalents partially offset by interest expenses paid on capital leases and credit facilities. Other income (expense) for the three months ended March 31, 2000 was approximately $385,000, which represented an increase of approximately $184,000, or approximately 92% from approximately $201,000 for the three months ended March 31, 1999. This increase was primarily attributable to interest earned on higher average cash balances throughout the relevant period, and higher weighted-average rates of interest.

FISCAL YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

Net revenue

     We began generating net revenue in the second quarter of 1999. We recognized net revenue of approximately $8.5 million in 1999. Net revenue was primarily derived from sales of our MSAP voice gateways and concentrators, which amounted to approximately $4.9 million, and from sales of our carrier-class IADs, which amounted to approximately $3.6 million. Prior to 1999, we did not generate any net revenue. Net revenue from sales to our three largest customers accounted for approximately 90% of our net revenue in 1999.

Cost of revenue

     Cost of revenue for the year ended December 31, 1999 was approximately $6.3 million, or approximately 75% of net revenue. Cost of revenue as a percentage of net revenue in 1999 was high due to the large costs associated with the initial start-up of manufacturing operations. These costs included adding manufacturing personnel, expanding our facilities, establishing final product testing capabilities, and establishing operations with outside contract manufacturers, as well as higher per-unit costs due to low initial volumes of our products. We did not have any cost of revenue in either 1997 or 1998 because we did not begin production or sales of our products until 1999.

Research and product development expenses

     Research and product development expenses for the year ended December 31, 1999 were approximately $12.1 million, which represented an increase of approximately $4.7 million, or approximately 64%, from approximately $7.4 million for the year ended December 31, 1998. This increase was primarily a result of additional personnel costs, increased costs associated with third-party certification of our products, higher design and prototype expenses and higher costs of using our products for internal design and testing purposes. As a percentage of net revenue, research and product development expenses for the year ended December 31, 1999 were approximately 142%.

     Research and product development expenses for the year ended December 31, 1998 were approximately $7.4 million, which represented an increase of approximately $6.3 million, or approximately 573%, from approximately $1.1 million for the year ended December 31, 1997. These increases resulted primarily from additional personnel costs, increased costs associated with third-party certification of our products, higher design and prototype expenses and higher costs of using our products for internal design and testing purposes.

Sales and marketing expenses

     Sales and marketing expenses for the year ended December 31, 1999 were approximately $7.5 million, which represented an increase of approximately $5.5 million, or approximately 275%, from approximately $2.0 million for the year ended December 31, 1998. The increase was primarily attributable to our aggressive efforts to launch our MSAP and carrier-class IAD products, including increased costs related to the hiring of additional sales and systems engineers, customer support, product marketing, and key management personnel, as well as increased advertising, trade shows and public relations costs.

     Our sales and marketing expenses increased from zero for the year ended December 31, 1997 to approximately $2.0 million for the year ended December 31, 1998. This increase was primarily due to the hiring of sales and systems engineers, and product marketing personnel, as well as advertising, trade shows and public relations costs.

General and administrative expenses

     General and administrative expenses for the year ended December 31, 1999 were approximately $1.7 million, which represented an increase of approximately $946,000, or approximately 125%, from approximately $754,000 for the year ended December 31, 1998. This increase was primarily due to the hiring of additional general and administrative personnel and increased legal expenses necessary to support and scale our operations.

     General and administrative expenses for the year ended December 31, 1998 were approximately $754,000, which represented an increase of approximately $269,000, or approximately 55%, from approximately $485,000 for the year ended December 31, 1997. This increase was primarily due to the hiring of additional general and administrative personnel necessary to support and scale our operations.

Amortization of deferred stock compensation

     We recorded approximately $12.5 million in deferred stock compensation in connection with employee and consultant stock option grants in 1999. We recorded approximately $716,000 in deferred stock compensation in 1998. We recognized amortization of stock compensation of approximately $3.1 million for the year ended December 31, 1999 and approximately $52,000 for the year ended December 31, 1998.

Other income (expense)

     Our other income (expense) consists primarily of interest earned on our cash balances and cash equivalents partially offset by interest expenses paid on capital leases and credit facilities. Other income (expense) for the year ended December 31, 1999 was approximately $1.0 million, which represented an increase of approximately $547,000, or approximately 121% from approximately $453,000 for the year ended December 31, 1998. This increase was primarily attributable to interest earned on the net proceeds of our Series C preferred stock financing in February 1999.

     Other income (expense) for the year ended December 31, 1998 was approximately $453,000, which represented an increase of approximately $329,000, or approximately 265% from approximately $124,000 for the year ended December 31, 1997. This increase was primarily attributable to interest earned on the net proceeds of our Series B preferred stock financing in May 1998, partially offset by miscellaneous non-operating expenses and interest expense on a bank loan.

Income taxes

     From inception through December 31, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of December 31, 1999, we had federal and state net operating loss carryforwards of approximately $27.2 million and $27.2 million, respectively, to offset future taxable income which will begin to expire in varying amounts beginning in 2012 and 2005, respectively. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, there are substantial risks that we may not achieve the necessary profitability required to realize the tax benefits of such loss carryforwards. Accordingly, we have recorded a 100% valuation allowance. In addition, our ability to utilize net operating losses and tax credits in the future may be limited if there is a significant change in our ownership. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. See note 5 of the notes to our consolidated financial statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for the periods presented, certain data from our consolidated statement of operations, both in absolute dollar figures and as a percentage of net revenue. The consolidated statement of operations data have been derived from our unaudited consolidated financial statements. In management's opinion, these statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information for the periods presented. This information should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. We have incurred net losses in each quarter since inception, and we expect to continue to incur losses for the foreseeable future.

                                            MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                             1999(1)    1999(1)       1999(1)          1999         2000
                                            ---------   --------   -------------   ------------   ---------
                                                          (IN THOUSANDS, EXCEPT PERCENTAGES)
STATEMENT OF OPERATIONS DATA:

Net revenue...............................   $    --    $ 1,245       $ 2,883        $ 4,338       $ 7,152
Cost of revenue...........................        --      1,167         2,478          2,667         5,087
                                             -------    -------       -------        -------       -------
Gross profit..............................        --         78           405          1,671         2,065
Operating expenses:
  Research and product development........     2,467      2,200         3,280          4,114         4,150
  Sales and marketing.....................       952      1,648         1,963          2,937         3,963
  General and administrative..............       389        420           462            476           794
  Amortization of deferred stock
     compensation.........................       238        408           661          1,796         2,385
                                             -------    -------       -------        -------       -------
     Total operating expenses.............     4,046      4,676         6,366          9,323        11,292
                                             -------    -------       -------        -------       -------
Loss from operations......................    (4,046)    (4,598)       (5,961)        (7,652)       (9,227)
Other income (expense)....................       201        378           313            139           385
                                             -------    -------       -------        -------       -------
Loss before provision for income taxes....    (3,845)    (4,220)       (5,648)        (7,513)       (8,842)
Provision for income taxes................        --         --            --              1             1
                                             -------    -------       -------        -------       -------
Net loss..................................   $(3,845)   $(4,220)      $(5,648)       $(7,514)      $(8,843)
                                             -------    -------       -------        -------       -------
Beneficial conversion feature.............        --         --            --             --        (9,882)
                                             -------    -------       -------        -------       -------
Net loss applicable to common
  stockholders............................   $(3,845)   $(4,220)      $(5,648)       $(7,514)      $(18,725)
                                             =======    =======       =======        =======       =======
AS A PERCENTAGE OF NET REVENUE:
Net revenue...............................        NM        100%          100%           100%          100%
Cost of revenue...........................        --         94            86             61            71
                                             -------    -------       -------        -------       -------
Gross profit..............................        --          6            14             39            29
                                             -------    -------       -------        -------       -------
Operating expenses:
  Research and product development........        --        177           114             95            58
  Sales and marketing.....................        --        132            68             68            56
  General and administrative..............        --         33            16             11            11
  Amortization of deferred stock
     compensation.........................        --         33            23             41            33
                                             -------    -------       -------        -------       -------
     Total operating expenses.............        --        375           221            215           158
Loss from operations......................        --       (369)         (207)          (176)         (129)
Other income (expense)....................        --         30            11              3             5
                                             -------    -------       -------        -------       -------
Net loss..................................        NM       (339)%        (196)%         (173)%        (124)%
                                             -------    -------       -------        -------       -------
Beneficial conversion feature.............        --         --            --             --          (138)
                                             -------    -------       -------        -------       -------
Net loss applicable to common
  stockholders............................        NM       (339)%        (196)%         (173)%        (262)%

---------------
(1) Accelerated Networks reports its quarterly results based on a thirteen week accounting calendar. Accordingly, the actual quarter end for these periods was April 2, 1999, July 2, 1999 and October 1, 1999. However, for financial presentation purposes, we report our quarterly results as of the last calendar day of the last full month within the period.

     Our quarterly operating results are likely to vary significantly in the future due to a variety of factors, many of which are outside of our control. If our quarterly or annual operating results do not meet the expectations of investors and securities analysts, the trading price of our common stock could decline significantly. Please see "Risk Factors -- If our revenue and operating results fall below analysts' and investors' expectations, our stock price could significantly decline" on page 5 for some of the factors that could affect our quarterly or annual operating results.

     We plan to increase our operating expenses significantly to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative capabilities to address the increased reporting and other administrative demands that will result from this offering and the expected growth of our business. Our operating expenses are based largely on anticipated organizational growth and revenue trends and a significant amount of our expenses are, and will continue to be, fixed. In addition, we may be required to spend more in research and development than originally budgeted in order to respond to industry trends. As a result of the above, any delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

     Because of the above, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. You should not rely on our results or growth for any quarterly or annual period as an indication of our future performance. It is likely that in the future, our quarterly or annual operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock could significantly decline.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of approximately $88.6 million of redeemable convertible preferred securities as well as through a $2.5 million line of credit with Comerica Bank and a $1.5 million equipment loan facility with Phoenix Leasing Incorporated. We also have a $4.0 million revolving loan facility with Comerica Bank. We have not drawn down on our revolving loan facility with Comerica Bank.

     At March 31, 2000, we had cash and cash equivalents of approximately $47.8 million, approximately $39,000 in outstanding capitalized lease obligations, $2.4 million of outstanding debt under our line of credit with Comerica Bank, and approximately $282,000 of outstanding obligations under our equipment loan facility with Phoenix Leasing. Amounts outstanding under our line of credit with Comerica Bank bear interest at Comerica's base rate, plus 0.5% per annum. Amounts outstanding under our equipment loan facility with Phoenix Leasing bear interest at approximately 15% per annum. Any amounts which become outstanding under our revolving loan facility with Comerica Bank will bear interest at Comerica's base rate. As of March 31, 2000, Comerica's base rate was 9.0%.

     We used approximately $4.7 million in cash for operating activities for the three months ended March 31, 2000, an increase of approximately $0.8 million from the approximately $3.9 million used for operating activities for the three months ended March 31, 1999. The increase was primarily due to an increase in our net loss from approximately $3.8 million for the three months ended March 31, 1999 to approximately $8.8 million for the three months ended March 31, 2000, and an increase in accounts receivable of approximately $1.3 million for the three months ended March 31, 2000 partially offset by increased non-cash charges of approximately $3.0 million and increased accounts payable and accrued expenses of approximately $2.3 million for the three months ended March 31, 2000.

     We used approximately $22.5 million in cash for operating activities in 1999, an increase of approximately $14.5 million from the approximately $8.0 million used in 1998. The increase was primarily due to an increase in our net loss from approximately $9.7 million in 1998 to approximately $21.2 million in 1999, approximately $4.5 million in increased accounts receivable and approximately $3.8 million in increased inventory in 1999, partially offset by approximately $4.4 million in increased non-cash charges and approximately $1.7 million in increased accounts payable and accrued expenses.

     We used approximately $8.0 million in cash for operating activities in 1998, an increase of approximately $6.7 million from approximately $1.3 million used in 1997. The increase was primarily due to an increase in our net loss from approximately $1.5 million in 1997 to approximately $9.7 million in 1998 partially offset by approximately $335,000 in increased non-cash charges and approximately $1.8 million in increased accounts payable and accrued expenses.

     We used approximately $1.6 million for our investing activities in the three months ended March 31, 2000, a difference of approximately $7.2 million from the approximately $5.6 million generated from investing activities for the three months ended March 31, 1999. The difference was due primarily to the proceeds of approximately $8.0 million generated from the sale of investments, partially offset by the purchase of investments of approximately $2.0 million in the three months ended March 31, 1999.

     We generated approximately $1.4 million in cash from our investing activities in 1999, an increase in cash of approximately $8.4 million from the approximately $7.0 million used in 1998. The increase in cash was due to the maturity of approximately $8.0 million of available-for-sale securities, partially offset by our purchase of approximately $4.5 million of property and equipment and approximately $2.0 million of available-for-sale securities. We used approximately $7.0 million in cash for investing activities in 1998, an increase of approximately $6.6 million from the approximately $440,000 used in 1997. The increase was primarily due to an increase in our capital expenditures from approximately $440,000 in 1997 to approximately $1.1 million in 1998 plus the purchase of approximately $6.0 million of available-for-sale securities in 1998.

     Cash provided by financing activities for the three months ended March 31, 2000 was approximately $38.9 million, up from approximately $30.0 million for the three months ended March 31, 1999. Cash provided by financing activities in 1999 was approximately $32.7 million, up from approximately $14.9 million in 1998 and approximately $5.4 million in 1997. Cash provided by financing activities primarily consists of funds received from issuances of redeemable convertible preferred stock and interest on outstanding credit balances, our term loan facility, our equipment loan facility and stock option exercises. Cash provided by financing activities is partially offset by principal and interest payments on our term loan facility, equipment loan facility and capitalized lease obligations. The increase in the three months ended March 31, 2000 of approximately $8.9 million was primarily due to increased proceeds from the issuance of redeemable convertible preferred stock. The increase in 1999 of approximately $17.8 million from 1998 is primarily due to increased proceeds from redeemable convertible preferred stock of approximately $15.5 million and from proceeds from our credit facilities of approximately $2.5 million. The increase in 1998 of approximately $9.5 million is primarily due to increased proceeds from redeemable convertible preferred stock of approximately $8.9 million.

     We currently have no significant commitments for capital expenditures or obligations outstanding under capital lease commitments. We anticipate that we will increase our capital expenditures and capital lease commitments consistent with our anticipated growth in operations, infrastructure, including facilities and systems, and personnel.

     We expect to experience significant growth in our operating expenses for the foreseeable future. As a result, we anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may use cash resources to fund acquisitions or investments in complementary businesses, technologies or product. We believe that our cash on hand, available borrowings under our credit facilities and the net proceeds from the sale of the common stock in this offering and the concurrent private placement will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. In the event additional financing is required, we may not be able to raise it on acceptable terms, or at all.

YEAR 2000 ISSUE

     Prior to December 31, 1999 many computer systems, software products and other control devices were unable to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, these computer systems, software products and control devices needed to be upgraded or replaced in order to operate properly in the Year 2000 and beyond.

     We have designed our products to be Year 2000 compliant. However, there can be no assurance that our current products do not contain undetected errors or defects associated with Year 2000 date functions. If such errors or defects do exist, we may incur material costs to resolve them.

     Our products utilize internally-developed, third-party provided hardware and licensed software. We have completed an internal systems and processes review for Year 2000 compliance. We have contacted our third-party providers to gauge the Year 2000 compliance at their products. Based on these vendors' representations, we believe that the third-party products we use are Year 2000 compliant. There can be no assurance, however, that we will not experience unanticipated negative consequences, including material costs, caused by undetected errors or defects in the technology used in our products.

     We have no specific contingency plan to address the effect of Year 2000 noncompliance. While we have not experienced any Year 2000 problems to date, if in the future it comes to our attention that certain of our products need modification, or certain of our third-party products are not Year 2000 compliant, then we will seek to make modifications. In such cases, we expect such modifications to be made on a timely basis and we do not believe that the cost of such modifications will have a material effect on our operating results. There can be no assurance, however, that we will be able to modify our products, services and systems in a timely and successful manner to comply with Year 2000 requirements, which could have a material adverse effect on our business.

DISCLOSURES ABOUT MARKET RISK

     We do not hold financial instruments for trading or speculative purposes. Our financial instruments have short maturities and therefore are not subject to significant interest rate risk. We generally place our marketable security investments in high credit quality instruments, primarily corporate obligations with contractual maturities of less than one year. Our financial liabilities that are subject to interest rate risk are our credit facilities, which have stated interest rates based on the bank's prime rate. We do not expect any material loss from our marketable security investments and therefore believe that our potential interest rate exposure is not material. We do not use any derivatives or similar instruments to manage our interest rate risk.

     We currently have product development activities in India. We record expenses for our subsidiary in India in Indian Rupees. Accordingly, our operating results are also exposed to changes in exchange rates between the U.S. dollar and Indian Rupee. While to date, our results have not materially been affected by any changes in currency exchange rates, devaluation of the U.S. dollar against the Indian Rupee would adversely affect our expenses for our Indian subsidiary.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for consolidated financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. We have adopted the provisions of SOP 98-1 for our year ended December 31, 1999. The implementation of SOP 98-1 did not have a material effect on our consolidated financial statements.

     In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. We adopted the SOP 98-5 effective January 1, 1999. The implementation of SOP 98-5 effective January 1, 1999. The implementation of SOP 98-5 did not have a material effect on our consolidated financial statements.

                                    BUSINESS

OVERVIEW

     We develop and market telecommunications products that enable the bundling of voice and data services over a single broadband access network. Our multiservice broadband access products are designed to allow our customers to efficiently and cost-effectively deliver and manage multiple voice and data services using various broadband access technologies, including digital subscriber line, or DSL, copper-line technologies such as T1 and NxT1, and higher bandwidth technologies such as DS3. Our comprehensive family of multiservice broadband access products include our POP-located MSAP voice gateways, central office MSAP concentrators, customer located carrier-class IADs and software-based element management systems. Our multiservice broadband access products are designed to facilitate interoperability with different types of equipment deployed in service provider networks and comply with relevant industry standards. We believe this allows for efficient and seamless installation and provides our customers with greater flexibility in designing and deploying their networks. Our target customers are competitive local exchange carriers, or CLECs, interexchange carriers, or IXCs, regional bell operating companies, or RBOCs, incumbent local exchange carriers, or ILECs and foreign telephone companies.

INDUSTRY BACKGROUND

The growing need for high-speed broadband communications

     In the last few years, the volume of data traffic over the Internet and private communications networks has grown significantly, fueled by increasing numbers of users and continued proliferation of Internet-based applications such as e-commerce. International Data Corporation, or IDC, estimates that there were 69 million Internet users in the U.S. at the end of 1998 and anticipates that this number will increase to approximately 197 million by the end of 2003. IDC also estimates that the total value of products and services sold over the Internet to U.S. consumers will increase from approximately $13.5 billion in 1998 to approximately $119 billion by 2003. In addition to e-commerce, business usage of the Internet for applications such as supply chain management, Web hosting, remote access for telecommuters and other services has generated a significant amount of traffic for the existing communications infrastructure. According to RHK, a market research and consulting firm, Internet traffic will increase 4,600% between 1999 and 2003.

     In an effort to meet this expected growth in data traffic, many service providers have made significant investments in fiber optic core network infrastructure to improve bandwidth and speed in the Internet backbone. Similarly, many businesses have made significant investments to increase the capacity of their premises' data network infrastructure. However, an access bottleneck still exists between the ends of the fiber optic networks at telephone companies' central offices and the customer premises. This segment of the network, generally connected through the existing copper-pair infrastructure, is commonly known as the "last mile."

Evolution of broadband access technologies

     Historically, the telecommunications industry in the United States and internationally was highly regulated, with both local and long distance service providers operating as monopolies. In the U.S., ILECs had a monopoly on the last mile and primarily offered T1 and Integrated Services Digital Network, or ISDN, services to address their customers' needs for high speed connectivity. A T1 line is a phone connection supporting voice or data traffic at high speeds, and ISDN is a communication standard for sending voice, video and data on digital or normal telephone lines. Although T1 technology helped to fill the need for broadband access for large businesses, which used leased T1 lines as a means to create intra-enterprise private communications networks, it was not widely adopted by small and medium size businesses, telecommuters and residential users, largely because of its high cost. Analog dial-up modems and ISDN terminal adapters are also limiting because of their lower access-speeds. To address these issues, service providers are continuing to take advantage of new technologies such as DSL to offer cost-effective broadband access to their customers. DSL technologies use sophisticated schemes to pack data onto copper wires, and are sometimes referred to as last-mile technologies because they are used only for connections from a telephone switching station to a home or office. In addition, declining costs have now made T1 services a viable means for service providers to deliver broadband access to medium-size business customers as well.

The competitive telecommunications environment

     Two broad trends in the telecommunications industry are converging, resulting in a new type of service provider: the integrated communications provider, or ICP. The first trend began long before the 1996 Telecommunications Reform Act and resulted in competitive access providers, which are now referred to as "first generation" CLECs. Historically, CLECs have primarily focused on delivering voice services to large and medium-size business customers and, consequently, generally have designed their access networks to deliver a single service, such as voice, over a single access facility, such as a T1 line. As a result, CLECs often had to use parallel access networks, one for delivering voice traffic and the other for data traffic, in order to provide their customers with both voice and data services. While these CLECs could offer competitive pricing relative to ILECs, heightened competition and increased price pressure, coupled with the high underlying cost of maintaining parallel access networks, has made it increasingly difficult for CLECs to compete.

     The second trend began subsequent to the 1996 Telecommunications Reform Act and resulted in a new type of CLEC commonly called a "data CLEC" or a "second generation" CLEC. Data CLECs primarily constructed DSL-based access networks initially intended for the delivery of a single service -- high speed Internet access -- to residential and business customers. Data CLECs typically lease the copper-pair infrastructure from ILECs, add DSL functionality, and sell broadband access on a wholesale basis to Internet service providers, or ISPs, which then market this access to end customers. Data CLECs are also finding it difficult to compete in this market only having a single service to offer their customers.

     The following diagram illustrates how service providers currently deliver either single services over single access networks or multiple services over parallel access networks:

[CURRENT SERVICE DELIVERY MODEL]

     [Graphic depicting a diagram entitled "Current service delivery model," which illustrates the current method of delivering single or multiple services such as Internet, data or voice over separate access networks including digital subscriber lines, T1 and traditional telephone lines. Graphic also lays out the different equipment necessary to transmit voice data traffic from a service provider the end-user.]

     Many first generation CLECs need to consolidate their voice and data access networks, currently used to deliver multiple services, in order to reduce costs and compete more effectively. Data CLECs in turn need to provide additional services over their existing access networks in order to increase their revenue and compete more effectively. We believe the competitive dynamics discussed above are driving first generation CLECs and data CLECs towards becoming integrated communications providers.

The need for multiservice broadband access solutions

     We believe that service providers must be able to cost-effectively bundle multiple voice and data services over a single broadband access network in order to compete more effectively. More specifically, we believe that these service providers require multiservice broadband access solutions that:

     - allow for the delivery of a rich set of bundled voice and data services over a single broadband access facility;

     - enable rapid deployment of additional services;

     - provide a high degree of reliability and scalability;

     - support multiple broadband access technologies;

     - provide for ease of management; and

     - interoperate with other network elements.

THE ACCELERATED NETWORKS SOLUTION

     We develop and market multiservice broadband access solutions that enable service providers to deliver and manage a wide range of voice and data services efficiently and cost-effectively over a single broadband access network. We offer a wide range of products, including our MSAP voice gateways, MSAP concentrators, a family of carrier-class IADs and software-based element management systems, which enable service providers to offer their end users fully integrated, high-quality voice and data services. Using our products, service providers can leverage emerging technologies, such as delivering voice over digital subscriber line, or VoDSL, and enabling frame relay over digital subscriber line, or FRoDSL, over a single broadband access facility.

     The following diagram illustrates how service providers can deploy our multiservice broadband access products in their networks to deliver multiple voice and data services over a single broadband access facility:

                                      [ARTWORK]
[Graphic depicting a diagram entitled "Multiservice delivery model," which illustrates how our multiservice broadband access products, including our MSAP voice gateway, MSAP Concentrator and carrier-class IAD, deliver multiple services, including voice, data and Internet traffic over a single DSL, TI or NxT1 broadband network]

Enable rich set of bundled services

     Our multiservice broadband access products are designed to enable service providers to efficiently and cost-effectively provide their end-users with a broad range of voice and data services, including high speed Internet access, local dial tone, long distance voice, frame relay access, voice and data virtual private networks, or VPNs. Our multiservice broadband access products enable service providers to deliver these services over a single broadband access facility, using either DSL, T1, NxT1 or DS3 technologies, instead of having to use parallel networks for their voice and data traffic. As a result, service providers are able to reduce their total network costs. In addition, because our multiservice broadband access products facilitate the bundling of multiple voice and data services, service providers are better able to differentiate themselves by offering tailored services and a single point of contact to their customers, ultimately helping to increase their revenue and reduce their customer churn.

Facilitate rapid deployment of additional services

     Our multiservice broadband access products enable service providers to deploy services to their customers more quickly than is currently possible using traditional access products. Our multiservice broadband access products enable service providers to meet their customers' initial voice and/or data needs and allow for efficient and cost-effective provisioning of additional voice and data services as their customers' demands change. In addition, AccessPilot, our software-based element management system, allows service providers to remotely "turn on" new services to their customers from a central location.

Broaden service provider target market

     Our multiservice broadband access products are designed to enable service providers to cost-effectively address the needs of multiple target markets. These target markets include large, medium and small businesses, branch offices, remote offices, small office/home office and telecommuters. In particular, we offer service providers a broad range of carrier-class IADs, each with varying features and functionality, which enable them to better address the bandwidth, service and other requirements of their customers. In addition, because our carrier-class IADs support the delivery of bundled voice and data services over DSL, T1, NxT1 and DS3 access technologies, our products enable service providers to effectively extend their service reach.

Enhance reliability and scalability

     Our MSAP voice gateways and MSAP concentrators have been certified to be compliant with Telcordia Technologies Network Equipment Building System, or NEBS, an industry standard for equipment deployed in central office locations, which is a requirement for their deployment in carrier central office locations. In addition, because our customers are delivering mission-critical services such as toll-quality local and long distance voice to their customers, we have designed our products to comply with rigorous industry standards for reliability. Our multiservice broadband access products are also highly modular and flexible, providing a migration path for service providers to scale their networks as their customers' requirements evolve.

Enhance network flexibility by interoperating with other network elements

     Our multiservice broadband access products are designed to interoperate with different types of equipment deployed in service provider networks, such as Class 5 voice switches, DSL access multiplexers, or DSLAMs, asynchronous transfer mode, or ATM, switches and customer premises equipment, or CPE. Toward this end, we have successfully conducted joint interoperability testing with Lucent, Nortel and Siemens AG for their Class 5 voice switches, Lucent and Nortel for their DSLAMs, and Efficient Networks for their CPE, to enhance the continued end-to-end functionality of our solutions. In addition, we have performed in-house interoperability testing of our products with a number of DSLAM and ATM switch products from Alcatel, Cisco, Marconi Communications, Nokia and PairGain. We believe that our products comply with relevant industry standards, allowing for efficient and seamless installation and providing our customers with greater flexibility in designing and deploying their networks.

THE ACCELERATED NETWORKS STRATEGY

     Our objective is to become the leading provider of multiservice broadband access solutions. Our strategy to achieve this objective includes the following key elements:

     Enhance our technology leadership. We believe we are the only telecommunications equipment vendor offering an architecturally homogeneous multiservice broadband access solution comprised of our POP MSAP voice gateways, central office MSAP concentrators and customer-located carrier-class IADs. We utilize a common hardware and software architecture across all three product families. We believe this enhances our ability to rapidly implement new features and functionality across our entire product line. We intend to exploit this advantage by continuing to conduct research and development on all three product families comprising our complete multiservice broadband access solution.

     We further believe that the individual network elements most critical to deploying multiple broadband access services are those at either "edge" of the broadband access network: POP voice gateways and customer-located IADs. As a result, we intend to expand our technological leadership in these two product areas. We believe this will help us create significant barriers to entry for emerging competitors as well as established telecommunications equipment vendors.

     Expand our domestic customer base. To date, we have primarily focused our efforts on selling to CLECs and IXCs. We intend to increase our sales to our existing customers as they continue to expand their networks and service offerings. We also believe there is a significant opportunity to sell to other voice and data CLECs and IXCs, as well as to ILECs and RBOCs, as they continue to migrate toward a multiservice broadband access strategy. We intend to increase our sales to these customers by leveraging our relationships with current customers and by further developing our distribution channels. We also plan to continue to work closely with current and potential customers to implement enhancements to our current products, as well as to design future products that specifically meet their evolving needs.

     Capitalize on international opportunities. Many telecommunications service providers outside the U.S. are beginning to deploy multiservice broadband access networks. We believe these international markets present substantial opportunities, and we plan to expand our sales and marketing efforts accordingly. We will initially pursue international markets by developing country-specific distribution relationships, leveraging existing and entering into new OEM relationships, and establishing an international direct sales force. We are currently focusing those efforts in Canada and Europe. We have invested and will continue to invest in research and development to design products that meet international standards requirements. We will also continue to develop relationships with service providers and equipment manufacturers to facilitate rapid product development and deployment in these markets.

     Broaden our distribution channels. We plan to extend our distribution channels to meet the growing demand for multiservice broadband access equipment. In addition to increasing our direct sales force, we intend to pursue additional OEMs, distributors, resellers and network integrators to increase the penetration of our products in new and existing markets, both domestically and internationally. OEMs, distributors, resellers and network integrators are an integral part of our worldwide distribution strategy because we believe that, in conjunction with our direct sales force, they will help identify new sales prospects, sell our products as part of a complete solution, and customize and integrate our products into service provider networks.

     Continue to pursue and leverage strategic relationships. We believe that establishing strategic relationships with companies whose business models and competencies complement our own will enable us to more effectively penetrate various market segments and offer our customers additional high-quality and value-added solutions. For example, we intend to leverage our relationship with Siemens to facilitate our penetration into international markets. We will also continue to actively work with our customers and other equipment vendors to ensure interoperability with equipment installed in their networks, as well as equipment that is currently being developed. We also plan to work with our customers and equipment manufacturers to develop and promote new standards so that our products will continue to be interoperable with future network equipment.

     Facilitate deployment of multiservice broadband access networks. We believe that helping our customers design and provide competitive multiservice voice and data offerings will facilitate rapid adoption of products required to deliver such services. We will continue to collaborate with our customers to assist them in the design, engineering, and deployment of their multiservice broadband access networks. We also plan to assist our customers in marketing bundled voice and data services to their customers. Toward this end, we intend to develop professional services specifically designed to help our customers, especially CLECs, to successfully and rapidly deploy multiservice broadband access networks.

PRODUCTS

     We offer a comprehensive family of multiservice broadband access products that enable efficient and cost-effective delivery of voice and data services over a single broadband access network. Our products address service provider requirements at three related areas within the broadband access network: the POP, the central office, and the customer premises. In addition, we complement our multiservice broadband access products with a software-based element management system.

                                    MSAP Voice Gateways
[Photograph of one of our MSAP voice gateways.]

                                         Our MSAP voice gateways are located at
                                    service provider POPs or switching centers.
                                    Our MSAP voice gateways receive streams of voice packets from central offices and convert the packetized voice traffic into the format expected by public switch telephone network, or PSTN, voice switches. Our MSAP voice gateways then deliver the converted voice traffic to the appropriate PSTN voice switch. These PSTN voice switches may be Class 5 local exchange switches, Class 3 or 4 long distance switches, or emerging packetized soft switches. For Class 5 switches, we use GR-303 signaling, which allows switch ports to be cost-effectively over-subscribed. For Class 3 and 4 voice switches, we use T1 channel associated signaling.

                                         Our MSAP voice gateways are fully
                                    NEBS-compliant, redundant, chassis-based systems that provide high-density voice switch connectivity. We currently support 144 channelized T1 interfaces in a single chassis and 576 channelized T1 interfaces in a standard seven foot rack. Our MSAP voice gateways also provide circuit emulation capabilities as well as voice compression, silence suppression, comfort noise insertion, and built-in, high performance echo cancellation. Our MSAP voice gateways support a wide range of network interfaces, including T1, NxT1, DS3 and OC-3c, and may also be populated with DSL line cards, allowing them to additionally act as DSL concentrators. Our MSAP voice gateways are available in two configurations: the 4 slot AN-3204 and the 20 slot AN-3220.

MSAP Concentrators                                           [Photograph of one
of our MSAP concentrators.]
Our MSAP concentrators are located at carrier central offices. Our MSAP concentrators aggregate a large number of broadband access lines into high-speed uplinks and perform local switching functionality. Our MSAP concentrators allow service providers to employ a variety of broadband access technologies, including
DSL, T1, and NxT1 lines. In addition, our MSAP concentrators are built on a robust ATM switching fabric that, when coupled with advanced policing, shaping and traffic management capabilities, allows service providers to maintain high quality voice connections while dynamically allocating unused bandwidth to data services.

     Our MSAP concentrators are fully
NEBS-compliant, redundant, chassis-based systems that provide high-density DSL and T1 access concentration. A single chassis is capable of supporting up to 216 symmetrical
DSL or T1 connections. Four chassis can be configured to provide up to 864 symmetric DSL or T1 lines within a standard seven foot rack. Our MSAP concentrators also support T1 time division multiplexing, or TDM, interfaces, which enables them to provide concentration and voice and data backhaul services for legacy TDM devices, including digital loop carriers and customer premises channel banks. Our MSAP concentrators may also be populated with voice interface line cards, allowing them to additionally act as voice gateways. This is important for those ILECs which have Class 5 voice switches installed in the same central office as their concentration equipment. Our MSAP concentrators are available in two configurations: the 4 slot AN-3204, which is primarily targeted for multi-tenant unit, or MTU, applications, and the 20 slot AN-3220.
[GRAPHIC]
                                                                       [GRAPHIC]

Carrier-class IADs                [Photograph of one of our carrier-class IADs.]

     Our carrier-class IADs are
located at the customer premises and
integrate multiple voice and data
services over a single broadband
access facility, allowing service
providers to cost-effectively deliver
bundled voice and data services to
business and residential subscribers.
Our carrier-class IADs provide robust
Quality of Service, or QoS.
Additionally, our carrier-class IADs
facilitate complete network management
and service provisioning from service
provider network operations centers,
or NOCs.

                                                                       [GRAPHIC]

---------------------------------------------------------
 PRODUCT  DATE FIRST         TARGET APPLICATION
          SHIPPED
---------------------------------------------------------
 AN-20    Q2 1999            Residential business data
                             only
---------------------------------------------------------
 AN-24    Q4 1999            Small office/home office and
                             telecommuter
---------------------------------------------------------
 AN-28    Q4 1999            Small office, remote office
---------------------------------------------------------
 AN-30    Q2 1999            Small to medium-size office
---------------------------------------------------------
 AN-3204  Q2 1999            Large office
---------------------------------------------------------
 AN-31    In development     Medium-size office
---------------------------------------------------------
 AN-32    In development     Medium-size to large office
---------------------------------------------------------

     All of our carrier-class IADs support internal layer two bridging and layer three Internet protocol, or IP, routing, including such capabilities as network address translation, dynamic host configuration protocol, packet filtering and dynamic service selection. Additionally, our carrier-class IADs can connect directly to customer frame relay equipment, including routers, using standard frame relay-to-ATM internetworking functions. Our carrier-class IADs also provide support for constant bit rate, or CBR, and real-time variable bit-rate, or rt-VBR, voice-over-ATM, built-in voice compression, silence suppression, comfort noise insertion, voice compression and echo cancellation. Finally, our carrier-class IADs are fully manageable from remote NOCs using widely adopted Internet protocols.

AccessPilot

     Our software-based element management system, AccessPilot, is a Common Object Request Broker Architecture, or CORBA, compliant solution that simplifies the service provisioning and management of our products. AccessPilot is designed to be easily integrated into existing and emerging service provider operations support systems, or OSS, infrastructure using standard CORBA interfaces. AccessPilot includes a user-friendly graphical user interface, or GUI, enabling service providers to physically view and configure services from remote management workstations. AccessPilot allows service providers to turn on new services remotely through our multiservice broadband access products, thereby eliminating the need for segment-by-segment manual service activation. In particular, AccessPilot provides the following management capabilities:

     - configuration management;

     - fault management;

     - performance management;

     - accounting management;
We provide a full range of carrier-class IADs. Our AN-20 product provides data-
                                               only broadband access over DSL or
                                               T1 facilities and is intended for
                                               small business and residential
                                               customers. Our AN-24 IAD supports
                                               broadband data access as well as
                                               up to 4 analog voice ports and is
                                               targeted at small offices, home
                                               offices and telecommuters. Our
                                               AN-28 IAD supports broadband data
                                               access and up to 8 analog voice
                                               ports and is designed for small
                                               businesses and branch offices.
                                               Our AN-30 IAD supports broadband
data access and up to 12 analog or 24 digital voice ports and is focused on small to medium-size business locations. Our AN-3204 may be used as a large business IAD, facilitating DS3 and OC-3c wide area network uplinks in addition to DSL, T1 and NxT1.

     - security management;

     - Java-based GUI*;

     - IAD web management*; and

     - bulk configuration*
---------------
* denotes capabilities currently under development

Products in development

     We currently have under development a number of products, features and functions which we believe will further enhance our overall multiservice broadband access solution. We are generally focusing our development activities on the following areas:

     - augmenting voice signaling capabilities of our MSAP voice gateways;

     - increasing port densities for our MSAP concentrators;

     - adding DSL variants to our carrier-class IADs and MSAP concentrators; and

     - broadening our carrier-class IAD product line with new IAD platforms.

CUSTOMERS

     Historically, sales of our products have primarily been to CLECs and IXCs. Our CLEC customers have generally had little legacy equipment installed in their networks and, therefore, have typically deployed our MSAP voice gateways, MSAP concentrators and carrier-class IADs as a complete end-to-end solution. Some of our CLEC customers that have already purchased and deployed a DSLAM from another equipment supplier have purchased our MSAP voice gateways and carrier-class IADs to complete their end-to-end solutions. Our IXC customers have generally had larger, more established network infrastructures and therefore have typically purchased individual products from us for inclusion in their networks.

     The following service providers have ordered a minimum of $100,000 of our products over the last 12 months:

Coast-to-Coast (through Siemens ICN)   MCIWorldCom
Cooperative Communications             Onvoy
CTC Communications                     Primary Network Communications
FirstWorld Communications              UniDial Communications

     Sales to CTC Communications, FirstWorld Communications and Siemens ICN, constituted approximately 54%, 20% and 16% of our total sales, respectively, for the year ended December 31, 1999. Sales to Siemens ICN, CTC Communications Group, UniDial Communications and Primary Networks accounted for approximately 39%, 29%, 19% and 10% of our total revenue, respectively, for the quarter ended March 31, 2000. No other customer accounted for more than 10% of our total revenue for those periods.

     Many service providers, including most of our current customers, are building networks that are in their initial stages of deployment. In general, these service providers make relatively small initial purchases. As these service providers continue to build out their networks, we believe they will need to purchase a significantly greater amount of equipment. Accordingly, we intend to leverage our existing customer base to continue to provide them with our products as they expand their networks.

     The following customer case studies illustrate the breadth of our product functionality:

  CTC Communications

     CTC Communications is an ICP serving large and medium-size business customers in the northeastern United States. CTC was building a core Cisco-based IP+ATM network to transport packetized voice and data traffic, and was seeking a multiservice broadband access solution to deliver long-distance voice, data, video and Internet traffic from its IP+ATM core network to its customers. CTC chose our MSAP voice gateways and our carrier-class IADs, the AN-30 and AN-3204. Our MSAP voice gateways allow CTC to directly connect into multiple long distance service providers network. Our carrier-class IADs enabled CTC to provide voice channels, a high speed frame relay port, and a high speed Internet port over a single T1 access facility. As a result, CTC has been able to successfully provide voice and data VPNs, long distance voice and high speed Internet access with full QoS, as one bundled service to its customers.

  Onvoy

     Onvoy, an emerging ICP located in Minnesota, desired to provide voice and data services to small and medium-size businesses throughout the midwestern states. Onvoy planned to target business customers with 4 to 8 lines that required local dial tone, long distance voice and high speed Internet access services. In addition, Onvoy was planning to build its access infrastructure using co-locations and DSL access technology. Onvoy was looking for a single-vendor end-to-end solution to ensure interoperability, ease of deployment and ease of management. Onvoy chose to purchase our end-to-end multiservice broadband access solution, consisting of our MSAP voice gateway, MSAP concentrator and carrier-class IADs, the AN-24 and AN-28. Because our MSAP voice gateway incorporates fully interoperable GR-303 functionality, an interface that allows for oversubscription of Class 5 ports, Onvoy was able to maximize its investment in its Class 5 voice switches. Our carrier-class IADs allowed Onvoy to cost-effectively deliver bundled high-speed Internet access and voice services over a single DSL access facility.

  MCIWorldCom

     MCIWorldCom recently announced that it will be rolling out a new converged voice and data service to business customers nationwide using both T1 and DSL access technologies. MCIWorldCom currently offers voice and data services using parallel access networks, a packet/cell switched network for delivering data traffic and a circuit-switched network for delivering voice traffic. As part of its new converged service, MCIWorldCom desires to use switched virtual circuits, or SVCs to provide increased control and flexibility over the delivery of its voice and data services. Because our products offer SVCs and switched VoDSL technology, MCIWorldCom has evaluated our MSAP voice gateways and our family of carrier-class IADs for inclusion in its new converged voice and data network. Consistent with its product qualification process, MCIWorldCom is currently in the final stages of testing these products. The use of SVCs will allow MCIWorldCom to terminate local calls on a Class 5 voice switch, place "on net" calls between our carrier-class IADs without leaving MCIWorldCom's access network, and terminate long distance calls directly on MCIWorldCom's long distance switches. As a result, we believe MCIWorldCom will be able to realize savings on both "on net" and long distance calls because the ILEC's Class 5 voice switch is bypassed. This will enable MCIWorldCom to avoid paying access charges that it would otherwise have to pay for use of the ILEC's Class 5 voice switch. In addition, because our products support both T1 and DSL, we believe MCIWorldCom will also be able to cost-effectively expand its service offerings to reach more business customers.

STRATEGIC RELATIONSHIPS

     We believe that establishing strategic relationships with companies whose business models and competencies complement our own will enable us to more effectively penetrate various market segments and offer our customers additional high-quality and value-added solutions. Toward this end, we have established strategic relationships in a number of areas of our business, including:

     OEM. We have established an OEM relationship with Siemens ICN in the United States and have recently expanded this relationship worldwide through its parent, Siemens AG. We are also currently pursuing additional strategic relationships with other OEMs to increase market penetration of our products. We believe that OEM relationships will be particularly important as we implement our international sales operations.

     Interoperability. We have successfully conducted joint interoperability testing with Lucent, Nortel and Siemens AG for their Class 5 voice switches, Lucent and Nortel for their DSLAMs, and Efficient Networks for their CPE to ensure the continued end-to-end functionality of our solutions.

     Technology and standards development. We have established technology development relationships with IPCell for call agents and with OpenCon for GR-303 interfaces. In addition, we work with our key customers to drive our development efforts and to establish standards for areas where none currently exist, including submissions of new applications of DSL technologies to the DSL Forum, an association of DSL equipment vendors and service providers whose primary function is to promote standards and the use of DSL technology in the DSL industry. For example, in conjunction with MCIWorldCom, we have jointly submitted an application of SVCs, called "switched VoDSL," to the DSL Forum for standards consideration.

TECHNOLOGY

     We design and manufacture MSAP voice gateways, MSAP concentrators, and carrier-class IADs. These products combine a number of hardware and software technologies. Our primary areas of expertise include:

Carrier-class hardware design

     POP and central office environments are demanding. Accordingly, our hardware design incorporates multiple levels of redundancy, including power, cooling and system logic. Our carrier-class IAD hardware designs use processors and memory components derived from the same component family. This allows us to design our carrier-class IADs to support customer-specific applications using common software. All models of our carrier-class IAD hardware are designed to work with the same software, simplifying deployment for service providers. Our hardware designs use market-leading component technology, especially for DSL applications, which today are based on de facto standards for interoperability. We endeavor to use widely-used chipsets to ensure interoperability with a wide range of other DSL equipment. We also use field programmable gate arrays for specific applications, which makes our hardware designs more flexible, allowing for rapid enhancements or changes without the need to add new chips.

Packet-based voice expertise

     We have extensive expertise in packetized voice technology. We utilize digital signal processing algorithms to implement voice compression, echo cancellation, silence suppression, and comfort noise insertion, which are key elements in optimizing bandwidth use while delivering toll-quality voice service. In addition, we have extensive experience in all aspects of analog and digital telephony required to implement a wide range of call routing and termination options. Our voice-over-ATM knowledge includes the use of rt-VBR, which optimizes use of bandwidth and allows for compressed voice. A key area of our research and development focuses on using ATM, or SVCs, to dynamically connect telephone subscribers with local or long distance voice switches, as well as emerging soft switches and to directly connect to other business locations.

Software and protocol technologies

     We have extensive experience with protocols such as IP, ATM and frame relay. Our protocol software is designed to be reusable across our products and to support compatibility with new and existing hardware. IP technologies such as network address translation and dynamic host configuration protocol help conserve IP addresses, which is critical in today's rapidly growing Internet environment. Furthermore, we have considerable experience with basic bridging and routing functions, as well as interworking functions required to map IP to frame relay, IP to ATM and frame relay to ATM. We also possess knowledge on the policing, shaping and traffic management techniques required to preserve service quality across converged voice/data access networks.

Transmission technologies

     Our in-depth knowledge of copper-pair transmission technologies used in the last mile includes various types of DSL, such as asymmetric DSL, symmetric DSL and G.Lite, T1/E1, DS3, and inverse multiplexing over ATM. In addition, we have extensive expertise in coaxial and fiber-optic based technologies used for transmission between POPs and central offices, including DS3, E3, OC-3c and STM-1. The physical layer of all our products has been abstracted from the service layers, enabling new transmission technologies to be added very quickly.

Element management and provisioning

     We have focused heavily on technology required to deploy and manage large-scale service provider infrastructure that incorporates customer-located IADs. Our AccessPilot system combines simple network management protocol, or SNMP, with CORBA interfaces to tie in with a service provider's existing OSS. In addition, we have developed flow-through and self-provisioning features that we believe dramatically reduce network operation costs. We incorporate self-provisioning functionality in our carrier-class IADs, enabling configuration from a centrally located directory.

RESEARCH AND DEVELOPMENT

     We have made, and will continue to make, substantial investments in research and development. Research and development expenses were approximately $24.7 million for the period from inception through March 31, 2000 and were approximately $4.2 million for the quarter ended March 31, 2000. All of our software development costs have been expensed as incurred. As of March 31, 2000, we had 105 employees responsible for product development, quality assurance and documentation.

     We conduct the majority of our research and development at our Moorpark, California headquarters. We also have an office in Richardson, Texas which focuses on next-generation voice signaling technologies and an office in Bangalore, India which focuses on software development. We plan to focus our research and development efforts on the following areas:

     - continued enhancement of our core product family;

     - next-generation voice signaling technologies; and

     - development of interfaces and protocols for international markets.

SALES AND MARKETING

     We currently focus our sales and marketing efforts in three areas:

     - Direct. Direct sales have constituted, and we believe will continue to constitute, the majority of our sales. We believe that only through direct interaction with service providers can we understand the business models and technical requirements of our customers. Further, we believe that the competitive nature of the telecommunications equipment industry requires us to reduce costs that would otherwise be passed on to our consumers. In many cases this is accomplished by avoiding intermediate steps in the distribution chain.

     - OEM. To date, OEM sales through Siemens ICN have been an important distribution channel for us in the U.S. Siemens ICN primarily sells its products to ILECs, RBOCs, CLECs and smaller independent operating companies. We believe that our relationship with Siemens will enhance our ability to reach this customer base. We intend to continue to work aggressively with Siemens ICN and recently expanded our relationship worldwide through its parent, Siemens AG. We also intend to pursue additional OEMs to further expand our market reach.

     - Integrator. We believe that many smaller CLECs prefer purchasing products through systems integrators that provide other services as well, such as integration, test, staging, installation and equipment procurement. While systems integrators have not traditionally focused on generating demand for our products, we believe that they are well-positioned to help increase market penetration of our products. As a result, we intend to work closely with integrators to provide training and engage in cooperative sales and marketing programs.

     We are focusing our marketing efforts on driving demand for products used in multiservice broadband access networks. Toward this end, we work directly with service providers to help them develop business models, service product packages, promotional programs and pricing strategies, all designed to promote the delivery of multiple voice and data services over a single broadband access facility. In addition, we are actively working with a number of trade publications and industry analysts to educate service providers on how to deploy, and the benefits of, multiservice broadband access networks.

     We emphasize the use of Web-based technology for both internal and external sales and marketing applications. For internal applications, virtually all our information, documentation, policies, procedures, directories, competitive data and market research are contained in Web-accessible databases. This allows for rapid internal dissemination of information to our sales and marketing personnel. For external applications, we make our company, product, and technology information available to existing and potential customers.

MANUFACTURING

     We outsource most of our product and printed circuit board assembly to contract manufacturers. Avnet performs the majority of our component procurement and materials management and prepares component kits for its sub-contractor, A-Plus, which assembles, manufactures and tests our products at its facility in San Jose, California. Arrow performs the same services as Avnet for a limited number of our products and also sub-contracts with A-Plus for assembly, manufacturing and testing. Avnet, Arrow and A-Plus are registered as meeting the requirements of the International Standards Organization, or ISO, for manufacturing and design processes. For ease in manufacturing and inventory management, we use standard parts and components whenever possible.

     We conduct final product assembly and perform reliability, stress and final testing for most of our products. A-Plus performs the majority of these activities for our AN-24 and AN-28 carrier-class IADs. We have complete capabilities for configuration, packaging, and shipping of our products. We perform comprehensive inspection tests and use statistical process controls to assure the reliability and quality of our products. Our manufacturing engineers develop all test procedures and design and build all equipment and stations required to test our products. We integrate these manufacturing tests with our contract manufacturers' build processes. Our manufacturing personnel work closely with our design engineers to design for manufacturability, and to ensure that our test environment remains current as broadband access technologies evolve.

     We use a rolling 12-month forecast based on anticipated product orders to determine our product requirements. In turn, we provide these forecasts to our contract manufacturers, and they procure all material according to lead times. We may, in the future, seek additional contract manufacturers or secure offshore manufacturing capabilities to meet our anticipated manufacturing requirements and to continue driving down the cost of our products.

SERVICE AND SUPPORT

     We provide a variety of technical support services under our AcceleratedTAC program to help our customers deploy their multiservice broadband access networks. AcceleratedTAC is administered by our technical assistance center and is available with a wide variety of support options that can be tailored to customer requirements, 24 hours a day, seven days a week.

     In addition to direct technical support, we are in the process of implementing AcceleratedStart, our comprehensive services program designed to assist service providers in a wide variety of functional areas. Under AcceleratedStart, our professional services teams will work with our customers to manage the design and deployment of their networks and provide project management, installation services, and on-site support. Initially, we may utilize third parties to deliver many aspects of this program. We plan to offer the following services through AcceleratedStart:

     - planning, network design, and engineering;

     - element and network management design;

     - project management;

     - network operations center design and implementation;

     - "rack and stack" central office installation services;

     - customer premises installation services;

     - on-site network operations support; and

     - customer training.

     As of March 31, 2000, we employed 23 people in our customer support, systems engineering and professional services organizations with the majority located in Moorpark, California. We intend to significantly increase our service and support operations in order to accommodate our growth and the needs of our existing and future customers.

COMPETITION

     The market for multiservice broadband access products is extremely competitive and we believe that competition will increase substantially as the introduction of new technologies, deployment of broadband access networks, and potential regulatory changes create new opportunities for established and emerging companies. Furthermore, DSL and T1 as technologies for deploying broadband connections are competing with alternative technologies including broadband wireless and cable solutions. Currently, we face competition in two areas: equipment manufacturers providing point solutions and network integrators offering end-to-end solutions.

     With regard to point solutions, we compete in the following three product categories:

     Voice Gateways. We compete with other voice gateway providers, including CopperCom, Jetstream and Tollbridge.

     Concentrators. We compete with other concentrator providers, including:

        - Alcatel, Lucent, Nortel, Nokia, and PairGain (pending acquisition by ADC Telecommunications) -- central office DSLAM;

        - Advanced Switching Communications, Alcatel, Cisco, and Lucent -- ATM access concentrators; and

        - Copper Mountain -- MTU concentrators.

     IADs. We compete with other IAD providers, including:

        - Cisco, Mariposa and VINA -- T1/E1 IADs; and

        - Polycom, Efficient Networks, and CopperCom -- DSL IADs.

     However, in many cases, especially with CLECs, service providers building multiservice broadband access network infrastructure require more than point solutions and therefore prefer to purchase integrated solutions from a single source. As a result, since we provide a complete multiservice broadband access solution, we frequently compete with network integrators such as Lucent, Nortel and Cisco, which utilize various point products from vendors listed above in conjunction with their own products to offer a complete solution.

     The principal competitive factors for products utilized in our markets include:

     - features;

     - reliability and scalability;

     - performance;

     - interoperability with other products;

     - price;

     - ease of installation and use;

     - technical support and customer service; and

     - brand recognition.

     While we believe we are successfully addressing each of these competitive factors, we expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

     A number of our competitors and potential competitors also have significantly greater financial and other resources than we have, which may enable them to more aptly meet new competitive opportunities, including offering lease and other financing programs. In addition, the rapid technological developments in our industry can result in frequent changes to our group of competitors. Consolidation in our industry may also affect our ability to compete. For instance, Efficient Networks acquired FlowPoint Corporation, Nortel acquired Promatory Communications, Alcatel recently announced that it will acquire Newbridge Networks, ADC Telecommunications recently announced that it will acquire PairGain Technologies and Efficient Networks recently announced that it will acquire NetScreen Technologies. Acquisitions such as these may strengthen our competitors' financial, technical and marketing resources and provide greater access to customers. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products than we can. There can be no assurance that we will be able to compete successfully with our existing or new competitors, or that competitive pressures will not materially and adversely affect our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. Although we do not have any issued patents to date, we currently have six U.S. patent applications pending.

     Although we employ a variety of intellectual property in the development and manufacturing of our products, we believe that none of our intellectual property is individually critical to our current operations. However, taken as a whole, we believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. We cannot assure you that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. From time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. We cannot assure you that any necessary licenses will be available on reasonable terms, if at all.

     We have filed trademark applications for "Accelerated Networks," "Accelerated Networks & Design," "AccessPilot," "AcceleratedStart" and "AcceleratedTAC."

GOVERNMENTAL REGULATION

     The markets for our products are characterized by a significant number of laws, regulations and standards, both domestic and international, some of which are evolving as new technologies are deployed. Our products are required to comply with these laws, regulations and standards, including those promulgated by the Federal Communications Commission, or FCC. In some cases, we are required to obtain certifications or authorizations before our products can be introduced, marketed, or sold. While we believe that our products comply with all current governmental laws, regulations and standards, we cannot assure you that we will be able to continue to design our products to comply with all necessary requirements in the future. Accordingly, any of these laws, regulations and standards may directly affect our ability to market or sell our products.

     In addition, FCC regulatory policies that affect the availability of broadband access for data and Internet services may impede our customers' penetration into their markets, affect the prices that our customers are able to charge, or otherwise affect their ability to market their products and grow their business. For example, FCC regulations addressing interconnection of competing networks, collocation, unbundling of network elements, and line sharing impact our customer base. The FCC and the courts are also continuing to review the access charges of incumbent local exchange carriers, or ILECs, that are paid by long distance carriers. Any changes in the regulation of such access charges may affect other telecommunications providers, including the viability of CLECs, and thus affect our customer base. In addition, the FCC has not clearly defined how or whether some broadband services, such as voice over 1P, should be regulated. If the FCC decides to regulate these emerging services, our customer base could be impacted. To the extent that our customers are adversely affected by these changes in the regulatory environment, our business, operating results, and financial condition may be harmed.

     State regulation of telecommunications networks and service providers may also affect the regulatory environment of our marketplace. State regulators, for example, typically settle disputes for competitive access to some ILEC network elements or collocation in ILEC offices, which competitive carriers use to offer various services. State regulators may also regulate and arbitrate disputes concerning interconnection of networks of ILECs and competitive carriers. To the extent that our customers are adversely affected by these changes in the regulatory environment, our business, operating results, and financial condition may be harmed.

     In addition to federal and state telecommunications regulations, an increasing number of other domestic laws and regulations are being adopted to specifically address such broadband and telecommunications issues as liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, consumer protection, security of date, access by law enforcement, as well as intellectual property ownership, obscenity, and libel. For instance, the FTC recently recommended that Congress enact legislation to ensure adequate protection of online privacy. The adoption of this or other restrictive legislation could increase the costs of communicating over the Internet or decrease the acceptance of the Internet as a commercial and advertising medium, thus dampening the growth of the Internet. Because our customers use our products to facilitate both commercial and personal uses of the Internet, our business could be harmed if the growth of the Internet were adversely affected by such regulations or standards.

     Countries in the European Union, or EU, have also adopted laws relating to the provision of Internet services, the use of the Internet, and Internet-related applications. For example, in the United Kingdom, an ISP may be liable for defamatory material posted on its sites. In Germany, an ISP may be liable for failing to block access to content that is illegal in the country. In addition, the EU has adopted a data protection directive to address privacy issues, impacting the use and transfer of personal data within and outside the EU. The application of this directive within the EU and with respect to U.S. companies that may handle personal data from the EU is unsettled. Similarly, countries in Europe restrict the use of encryption technology to varying degrees, making the provision of such technology unclear. Other laws relating to Internet usage are also being considered in the EU.

     The applicability of laws, regulations and standards affecting the broadband telecommunications and data industry in which we and our customers operate is continuing to develop, both domestically and internationally. We cannot predict the exact impact that current and future laws, regulations and standards may have on us or our customers. These laws, regulations and standards may directly impact our products and result in a material and adverse effect on our business, financial condition and results of operations. In addition, should our customers be adversely impacted by such regulation, our business, financial condition and results of operations would likely be adversely affected as well.

EMPLOYEES

     As of March 31, 2000, we employed 196 full-time employees, including 33 in sales and marketing, 22 in manufacturing, 105 in engineering, 13 in finance and administration and 23 in customer support, systems engineering and professional services. Most of our employees are located in the United States; however, we have approximately 26 engineering employees located in Bangalore, India. None of our employees is represented by collective bargaining agreements, and our management considers its relations with our employees to be good.

PROPERTIES

     We lease an approximately 23,000 square foot facility in Moorpark, California, for executive offices and for administrative, sales and marketing, and research and development purposes. The lease for this facility expires in August 2001. We lease an approximately 4,100 square foot facility in Richardson, Texas, primarily for research and development, and sales and marketing purposes. This lease expires in August 2002. We lease an approximately 5,500 square foot facility in Bangalore, India, which is used primarily for research and development. This lease expires in January 2001. We lease an approximately 15,300 square foot facility in Simi Valley, California, which is used primarily for manufacturing purposes. This lease expires in August 2001. We recently entered into another lease for approximately 6,500 square feet of additional space in the same building which we intend to use primarily for sales and marketing purposes. This lease expires in February 2003. We also have other offices in the U.S. and one office in Canada which are used primarily for sales and support purposes.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to our executive officers and directors as of May 31, 2000:

                   NAME                     AGE                      POSITION(S)
                   ----                     ---                      -----------
Suresh Nihalani(3)........................  47    Chairman, Chief Executive Officer, President, and
                                                  Director
Frederic T. Boyer.........................  56    Vice President, Finance and Administration, Chief
                                                  Financial Officer and Secretary
Yogi Mistry...............................  46    Vice President, Software Engineering
Kiran P. Munj.............................  48    Vice President, Hardware Engineering
Pete S. Patel.............................  47    Vice President, Operations
Hitendra Sonny Soni.......................  40    Vice President, Business Development
Charles D. Vogt...........................  36    Vice President, Worldwide Sales
Kevin T. Walsh............................  43    Vice President, Marketing
Edward E. Thurman.........................  50    Chief Technology Officer
Brig. Gen. H. R. Johnson, USAF (Ret.).....  76    Director
Steven M. Krausz(1).......................  45    Director
Robert F. Kuhling, Jr.(1)(2)..............  51    Director
Anthony T. Maher..........................  54    Director
Peter T. Morris (2).......................  44    Director
Lip-Bu Tan(1).............................  40    Director

---------------
(1) Member of the audit committee

(2) Member of the compensation committee

(3) Sole member of the secondary compensation committee

     Suresh Nihalani is a co-founder of our company and has served as our Chairman, Chief Executive Officer, President and as a director since our inception. From October 1987 to October 1996, Mr. Nihalani held various senior executive management positions at ACT Networks, a telecommunications equipment vendor, including Vice President of Business Development from May 1995 to October 1996. Mr. Nihalani holds an M.B.A and an M.S. in Electrical Engineering from the Florida Institute of Technology and a Bachelors of Technology in Electrical Engineering from the Indian Institute of Technology.

     Frederic T. Boyer has been our Vice President, Finance and Administration and our Chief Financial Officer since November 1998. Mr. Boyer has also served as our Secretary since May 1999. Prior to joining us, Mr. Boyer was the Chief Financial Officer of Software Dynamics, Inc. from May 1997 to October 1998. From January 1996 to May 1997, Mr. Boyer was a consultant to several technology companies including Software Dynamics, a financial services software company, Digital Insight, an online home banking company, ADC Telecommunications, Inc., a telecommunications equipment company, Cambio Systems, a network management software company, and Rapid Text, a medical and legal transcription outsourcing company. From March 1990 to January 1996, Mr. Boyer was the Chief Financial Officer of Fibermux, Corp., a telecommunications equipment company later acquired by ADC Telecommunications. Mr. Boyer holds an M.B.A. from Loyola University, a B.S. in Accounting from California State University, Los Angeles, and a B.S. in Economics from California State Polytechnic University, Pomona.

     Yogi Mistry has been our Vice President, Software Engineering since April 1999. Since November 1998, he has also been the General Manager of our Software Resource Center in India. Prior to joining us, Mr. Mistry held various management positions at Harris Corp., a telecommunications equipment manufacturer, including the Vice President, Engineering from July 1995 to October 1998 and Director of Engineering from September 1993 to June 1995. Mr. Mistry holds an Executive M.B.A. from Pepperdine

University, an M.S. in Computer Science from California State University, Northridge and a Bachelors of Engineering in Electronics Engineering from the University in India.

     Kiran P. Munj is a co-founder of our company and has been our Vice President, Hardware Engineering since April 1999. Mr. Munj was our Vice President of Engineering and Operations from October 1996 to April 1999. From September 1993 to October 1996, Mr. Munj was the Senior Engineering Manager at Telematics International, Inc., a data communications company,. Mr. Munj holds an M.S. in Management/Operations Research from the University of Texas, an M.S. in Electrical Engineering from Northwestern University and a Bachelors of Technology in Electrical Engineering from the Indian Institute of Technology.

     Pete S. Patel has been our Vice President, Operations since April 1999. Prior to joining us, Mr. Patel held various senior management positions at Advanced Fibre Communications, a telecommunications company, including Vice President of Operations from May 1998 to April 1999, Director of Operations from June 1997 to May 1998, Director of Design Verification and Test Engineering from May 1996 to June 1997, and Senior Test Engineering Manager from August 1995 to May 1996. From February 1988 to August 1995, Mr. Patel held various management positions at DSC Communications Corporation, a telecommunications company. Mr. Patel holds a F.Y.B.Sc. in Science from Gujarat University, India and a B.V.Sc. and A.H. from Gujarat Agricultural University, India.

     Hitendra Sonny Soni has been our Vice President, Business Development since November 1999. Previously, Mr. Soni was our Vice President, Sales and Business Development from October 1997 to November 1999. From October 1994 through October 1997, Mr. Soni was the director of Business Development and Channels at Xylan Corporation, a network communications company. From February 1988 to September 1994, Mr. Soni was the Director of Business Development and Sales at Allen Crawford Associates, a network integration company in Canada.

     Charles D. Vogt has been our Vice President, Worldwide Sales since November 1999. Prior to joining us, Mr. Vogt was the Senior Vice President of Sales at Lucent Technologies, a telecommunications company, from June 1999 to November 1999. From January 1996 to June 1999, he was the Assistant Vice President of Sales at Ascend Communications, a data communications company which was acquired by Lucent in June 1999. From May 1992 to January 1996, Mr. Vogt was the Director of Sales at Adtran, a high speed digital communications provider. Mr. Vogt holds a B.S. in Economics and Computer Science from St. Louis University.

     Kevin T. Walsh has been our Vice President, Marketing since July 1998. From May 1995 to June 1998, Mr. Walsh was the Director of Product Marketing and Vice President, Marketing at Xylan Corporation. From July 1990 to May 1995, Mr. Walsh was the Director of Vertical Marketing and Director of North America Marketing at Ascom Timeplex, Inc., a telecommunications and service automation company. Mr. Walsh holds an M.B.A. from Pepperdine University and a B.S. in Computer Science from the University of California, Irvine.

     Edward E. Thurman has been our Chief Technology Officer since May 2000. Prior to joining us, Mr. Thurman was the Director of Advanced Technology Development at Sprint Corporation, a telecommunications company, from July 1997 to May 2000. From October 1995 to July 1997, Mr. Thurman was the Director of Strategic Concepts, Plans, and Programs at Sprint. From June 1972 through October 1995, Mr. Thurman held various command, staff and analysis positions with the United States Army including most recently the Director of Concepts and Doctrine from June 1993 to October 1995. Mr. Thurman holds an M.S. in Operations Research Systems Analysis from the Naval Postgraduate School, an M.M.A.S. from the U.S. Army Command and General Staff College, and a B.A. in Mathematics from the University of Washington.

     Brig. Gen. H.R. Johnson, USAF (Ret.) has served as a director of our company since March 1997. His current board memberships include Teuza Venture Fund, an Israeli venture fund, and several private companies. Since March of 1999, General Johnson has been the President of H.R. Johnson and Associates, where he provides technology strategy and consulting services for various technology corporations. Previously, General Johnson was the Senior Vice President of Business Development of Fairchild Corporation, an aerospace and technology company. General Johnson has an M.B.A. from George Washington University and a B.S. in Military Science from the University of Maryland.

     Steven M. Krausz has served as a director of our company since May 1997. Mr. Krausz has been a general partner of several venture capital funds affiliated with U.S. Venture Partners, a venture capital firm, since August 1985. He also serves as a director of Verity, Inc., a provider of knowledge retrieval software products, and several private companies. Mr. Krausz serves on our board as a representative of U.S. Venture Partners. Mr. Krausz holds an M.B.A. and a B.S. in Electrical Engineering from Stanford University.

     Robert F. Kuhling, Jr. has served as a director of our company since May 1998. Mr. Kuhling has been a managing director and general partner of several venture capital funds managed by ONSET Ventures, a venture capital firm, since 1987. He also serves as a director of Euphonix, Inc., a developer of professional audio equipment, Gadzoox Networks, Inc., a storage area networking company, and several private companies. Mr. Kuhling serves on our board as a representative of ONSET Ventures. Mr. Kuhling holds an M.B.A. from Harvard University and an A.B. in economics from Hamilton College.

     Anthony T. Maher has served as a director of our company since February 1999. Since May 1978, Mr. Maher has held various executive positions within the Siemens Public Communication Networks Group of Siemens AG, a network equipment provider, including as a member of the board of directors from October 1997 to September 1998, Executive Director for Access Networks from October 1995 to September 1997, and Executive Director of Worldwide Product Planning from January 1993 to September 1995. Mr. Maher is currently a member of the board of Siemens ICN, Efficient Networks, Inc. and several private companies. Mr. Maher serves on our board as a representative of Siemens AG. Mr. Maher holds an M.S. in Electrical Engineering and Solid State Physics and a B.S. in Electrical Engineering from the University of Illinois.

     Peter T. Morris has served as a director of our company since May 1997. Mr. Morris is a general partner at New Enterprise Associates, a venture capital firm, where he has been employed since 1992. He also serves as a director of Gadzoox Networks, Packeteer, Inc., a bandwidth management software company, Virata Corporation, a DSL chip provider, and several private companies. Mr. Morris serves on our board as a representative of New Enterprise Associates. Mr. Morris holds an M.B.A. and a B.S. in Electrical Engineering from Stanford University.

     Lip-Bu Tan has served as a director of our company since October 1999. Mr. Tan is a general partner of the Walden Group and Chairman of Walden International Investment Group. He also serves as a director of Creative Technology Ltd., a multimedia product and peripheral company, MediaRing.com, Inc., a provider of Web-based voice communication services, Integrated Silicon Solution, Inc., a designer of high-performance memory devices, and several private companies. Mr. Tan serves on our board as a representative of The Walden International Investment Group. Mr. Tan holds an M.B.A. from the University of San Francisco, an M.S. in Nuclear Engineering from Massachusetts Institute of Technology and a B.S. in Physics from Nanyang University, Singapore.

BOARD COMPOSITION

     Our board of directors is currently composed of seven members. Steven M. Krausz, Robert F. Kuhling, Jr., Brig. Gen. H. R. Johnson, Anthony T. Maher, Peter T. Morris, Suresh Nihalani and Lip-Bu Tan were appointed to our board of directors pursuant to a voting agreement among us, our founders and holders of preferred stock. The voting agreement will terminate upon the closing of this offering.

     Upon completion of this offering, our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of our directors will be elected to one-year terms, two will be elected to two-year terms and three will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. General Johnson and Mr. Kuhling have been designated Class I directors whose term expires at the 2001 annual meeting of stockholders. Messrs. Krausz and Maher have been designated Class II directors whose term expires at the 2002 annual meeting of stockholders. Messrs. Morris, Nihalani, and Tan have been designated Class III directors whose term expires at the 2003 annual meeting of stockholders. The classification of the board of directors may delay or prevent a change in control of our company or in our management. See "Description of Capital
Stock -- Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws" on page 71 for a more detailed discussion of our classified board.

     Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     We have established an audit committee, a compensation committee and a secondary compensation committee.

     Our audit committee consists of Messrs. Krausz, Kuhling and Tan. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

     Our compensation committee consists of Messrs. Kuhling and Morris. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees, including our directors and officers. The compensation committee also administers our stock-based employee benefit plans. Our secondary compensation committee consists of Suresh Nihalani and has the authority to grant options under our stock-based employee benefit plans to non-executive officer employees and consultants, subject to guidelines established by our compensation committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     We do not currently compensate directors in cash for their service as members of our board of directors. However, outside directors are reimbursed for all reasonable expenses incurred by them in attending board and committee meetings and have received the following stock option grants:

                                                       VESTING
                                                     COMMENCEMENT      NO. OF       EXERCISE
               NAME                  GRANT DATE          DATE          SHARES        PRICE        VESTING
               ----                  ----------      ------------      -------      --------      -------
Brig. Gen. H.R. Johnson, USAF        4/15/1997        3/28/1997         54,400       0.0018         (1)
  (Ret.)...........................
                                      7/1/1997        5/30/1997        217,600       0.05           (2)
                                     12/21/1999       12/21/1999        15,000       4.50           (3)
                                     4/28/2000        4/28/2000         20,000      11.70           (5)
Steven M. Krausz...................  4/28/2000        4/28/2000         30,000      11.70           (5)
Robert Kuhling, Jr.................  4/28/2000        4/28/2000         30,000      11.70           (5)
Anthony T. Maher...................  7/20/1999        5/18/1999         60,000       1.75           (4)
Peter T. Morris....................  4/28/2000        4/28/2000         30,000      11.70           (5)
Lip-Bu Tan.........................  4/28/2000        4/28/2000         30,000      11.70           (5)

All of the above options are immediately exercisable and subject to a repurchase right in favor of Accelerated Networks which lapses as the options vest.

---------------
(1) The option shares vest over 38 equal monthly installments from the vesting commencement date subject to the optionee's continued service.

(2) The option shares vest over 36 equal monthly installments from the vesting commencement date subject to the optionee's continued service.

(3) The option shares vest over 12 equal monthly installments from the vesting commencement date subject to the optionee's continued service.

(4) The option shares vest over 48 equal monthly installments from the vesting commencement date subject to the optionee's continued service.

(5) The option shares vest over 24 equal monthly installments from the vesting commencement date; provided that, the unvested shares shall automatically become vested (a) in the event of a change in control or (b) if the optionee is not reelected to the board and at the time has not vested in all such shares.

     See "Certain Transactions" beginning on page 65 for additional information on transactions between a director and us.

     Directors who are also employees are eligible to receive options and be issued shares of common stock directly under our 2000 Stock Incentive Plan. Non-employee directors will also receive automatic option grants under our 2000 Stock Incentive Plan.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The table below sets forth the compensation earned for services rendered to Accelerated Networks in all capacities for the fiscal years ended December 31, 1999 by our Chief Executive Officer and our next four most highly compensated executive officers who earned more than $100,000 during fiscal 1999. These executives are referred to as the "named executive officers" elsewhere in this prospectus. There were no long-term compensation awards or other compensation awarded to our named executive officers during fiscal 1999.

                                                               SALARY      BONUS
                                                              --------    -------
Suresh Nihalani.............................................  $218,400         --
  President and Chief Executive Officer
Hitendra Sonny Soni.........................................  $102,159    $76,881
  V.P., Business Development
Kevin T. Walsh..............................................  $155,999    $12,500
  V.P., Marketing
Kiran P. Munj...............................................  $156,250         --
  V.P., Hardware Engineering
Frederic T. Boyer...........................................  $151,750         --
  V.P., Finance and Administration and Chief Financial
  Officer

OPTION GRANTS DURING LAST FISCAL YEAR

     No options were granted to our named executive officers during the fiscal year ended December 31, 1999. On January 10, 2000, we granted Suresh Nihalani an option to purchase 690,200 shares, Hitendra Sonny Soni an option to purchase 40,000 shares, Kevin T. Walsh an option to purchase 40,000 shares and Kiran P. Munj an option to purchase 159,800 shares. Each of these options had an exercise price of $7.00 per share, an exercise price which the board of directors believed to be equal to the fair value of our common stock on the date of grant. All of these options have a term of ten years and vest over four years, with 25% of the option shares vesting one year after the option grant date and the remaining option shares vesting in a series of equal monthly installments over the succeeding 36 months.

AGGREGATE OPTION EXERCISES DURING THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The table below sets forth information with respect to the ownership and value of unexercised options held by our named executive officers as of December 31, 1999. No options were exercised by these individuals during the fiscal year ended December 31, 1999. All options were granted at an exercise price which our board of directors believed to be the fair value of our common stock at the date of grant.

                        FISCAL YEAR END OPTION HOLDINGS


                                                     NUMBER OF SECURITIES
                                                          UNDERLYING               VALUE OF UNEXERCISED
                                                      UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS(1)
                                                  ---------------------------   ---------------------------
                      NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      ----                        -----------   -------------   -----------   -------------
Suresh Nihalani.................................         --          --                 --         --
Frederic T. Boyer...............................    300,000          --         $2,709,000         --
Kiran P. Munj...................................         --          --                 --         --
Hitendra Sonny Soni.............................         --          --                 --         --
Kevin T. Walsh..................................         --          --                 --         --


-------------------------

(1) Based upon the deemed fair value of our common stock as of December 31, 1999, as subsequently determined for accounting purposes to be approximately $9.18 per share, less the exercise price at the date of grant of $0.15 per share, multiplied by the number of shares underlying the options.


All of the options in the above table are immediately exercisable, but are subject to our right of repurchase which lapses periodically over time.

BENEFIT PLANS

2000 STOCK INCENTIVE PLAN

     The 2000 Stock Incentive Plan is the successor program to our existing stock option/stock issuance plan. The 2000 Stock Incentive Plan was adopted by the board in March 2000, was approved by the stockholders in May 2000 and will become effective on the date the underwriting agreement for this offering is signed. At that time, all outstanding options under our existing stock option/stock issuance plan will be transferred to the 2000 Stock Incentive Plan, and no further option grants will be made under that plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 2000 Stock Incentive Plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 2000 Stock Incentive Plan.

     SHARE RESERVE. Under the 2000 Stock Incentive Plan, 11,050,000 shares of our common stock have been authorized for issuance. This share reserve consists of the shares that will be carried over from our existing stock option/stock issuance plan, including the shares subject to outstanding options thereunder. As of March 31, 2000, options to purchase approximately 1,633,553 shares of common stock remained available for grant under our existing stock option/stock issuance plan. In May 2000, the board and our stockholders authorized an increase of 400,000 shares to the share reserve under this stock option/stock issuance plan. The share reserve under our 2000 Stock Incentive Plan will automatically increase on the first trading day in January of each year, beginning with calendar year 2001, by an amount equal to 5% of the total number of shares of our common stock outstanding on the last trading day in December in the prior year, but in no event will any such annual increase exceed 6,875,000 million shares. In addition, no participant in the 2000 Stock Incentive Plan may be granted stock options or direct stock issuances for more than one million shares of common stock in total in any calendar year.

     PROGRAMS. Our 2000 Stock Incentive Plan has four separate programs:

     - the discretionary option grant program, under which eligible individuals in our employ may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

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

     - the stock issuance program, under which eligible individuals may be issued shares of common stock directly, either through the purchase of such shares at a price not less than their fair market value at the time of issuance, or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service;

     - the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary each year to the acquisition of special below market stock option grants; and

     - the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date.

     ELIGIBILITY. The individuals eligible to participate in our 2000 Stock Incentive Plan include our officers and other employees, our board members and any consultants we hire.

     ADMINISTRATION. The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under these programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

     PLAN FEATURES. Our 2000 Stock Incentive Plan will include the following features:

     - The exercise price for any options granted pursuant to the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the option holder. In addition, the compensation committee may provide financial assistance to one or more option holders in the exercise of their outstanding options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise. The issue price of shares issued under the stock issuance program may also be paid in cash or shares of our common stock or, with the approval of the compensation committee, through a full-recourse promissory note.

     - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our existing stock option/ stock issuance plan, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

     - Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the outstanding options under our existing stock option/stock issuance plan have any stock appreciation rights.

     CHANGE IN CONTROL. The 2000 Stock Incentive Plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

     - In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will
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

       immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

     - The compensation committee will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions.

      The compensation committee will also have the authority to grant options which will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation.

     - The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

     - The options currently outstanding under our existing stock option/stock issuance plan will immediately vest in the event we are acquired by merger or asset sale, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity. In addition, any of those options which are so assumed will be subject to partial acceleration upon an involuntary termination of the optionee's employment within 12 months after the acquisition. In general, an employee with such an acceleration provision will, after taking that partial acceleration into account, be vested at the time of his or her involuntary termination in the greater of:

        (i) the number of shares in which he or she would have been vested at that time had his or her service been twice as long as the actual period of service rendered prior to such involuntary termination or

        (ii) the number of shares in which he or she would have been vested in had he or she completed one year of service prior to such termination.

     SALARY INVESTMENT OPTION GRANT PROGRAM. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is to be reduced under the program. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

     AUTOMATIC OPTION GRANT PROGRAM. Each individual who first becomes a non-employee board member at any time after the effective date of this offering will receive an option grant for 30,000 shares of common stock on the date such individual joins the board. In addition, on the date of each annual stockholders meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 10,000 shares of common stock, provided such individual has served on the board for at least six months.

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

     Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each annual automatic grant will vest in two successive semi-annual installments upon the optionee's completion of each six month period of board service over the twelve month period measured from the grant date. The shares subject to each initial 30,000-share automatic option grant will vest in a series of eight successive quarterly installments upon the optionee's completion of each three-month period of board service over the 24-month period measured from the grant date. However, the shares subject to each outstanding automatic option grant will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

     ADDITIONAL PROGRAM FEATURES. Our 2000 Stock Incentive Plan will also have the following features:

     - Outstanding options under the salary investment option grant and automatic option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

     - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant or automatic option grant program, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

     - The board may amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than March 31, 2010.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 Employee Stock Purchase Plan was adopted by the board in March, 2000 and approved by the stockholders in May 2000. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

     SHARE RESERVE. 500,000 shares of our common stock will initially be reserved for issuance under the plan. The reserve will automatically increase on the first trading day in January each year, beginning in calendar year 2001, by an amount equal to one percent of the total number of outstanding shares of our common stock on the last trading day in December in the prior year, but in no event will any such annual increase exceed 1,375,000 shares.

     OFFERING PERIODS. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period will start on the date the underwriting agreement for this offering is signed and will end on the last business day in April, 2002. The next offering period will start on the first business day in May, 2002, and subsequent offering periods will be set by our compensation committee.

     ELIGIBLE EMPLOYEES. Individuals scheduled to work more than 20 hours per week for more than 5 calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of May and November each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.
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

     PAYROLL DEDUCTIONS. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October each year. In no event, however, may any participant purchase more than 1,000 shares on any purchase date, and not more than 150,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee may increase or decrease these limits prior to the start of any new offering period under the plan.

     RESET FEATURE. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

     CHANGE IN CONTROL. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

     PLAN PROVISIONS. The plan will terminate no later than the last business day of April, 2010. The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

401(k) PLAN

     In 1999, we adopted a Retirement Savings and Investment Plan, or 401(k) plan, covering our eligible full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended so that contributions to the 401(k) plan by employees are not taxable to employees until withdrawn from the 401(k) plan. Pursuant to the 401(k) plan, participating employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit, and to have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan permits discretionary company matching and profit sharing contributions. To date, we have not made any contributions to the 401(k) plan on behalf of any of our employees.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     The certificate of incorporation that we will adopt immediately prior to the closing of this offering provides that, except to the extent prohibited by the Delaware General Corporation Law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. Under the Delaware General Corporation Law, the directors have a fiduciary duty to Accelerated Networks which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware law for breach of the director's duty of loyalty, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. We intend to obtain liability insurance for our officers and directors.

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

     Section 145 of the Delaware law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - arising under Section 174 of the Delaware law; or

     - for any transaction from which the director derived an improper personal benefit.

     The indemnification permitted under Delaware law is not exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. Our certificate of incorporation will provide that we shall, to the fullest extent permitted by the Delaware law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     We have entered into indemnification agreements with our directors. These agreements contain provisions that may require us, among other things, to indemnify these directors against certain liabilities that may arise because of their status or service as directors, except for liabilities arising from willful misconduct of a culpable nature, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and obtain directors' and officers' liability insurance if it is maintained for other directors or officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

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                              CERTAIN TRANSACTIONS

     The following is a description of transactions during our last three fiscal years to which we have been a party, in which the amount involved in the transaction exceeded $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are otherwise required to be described under "Management."

ISSUANCES OF STOCK, NOTES AND WARRANTS TO EXECUTIVE OFFICERS

     In March 1997, we issued Suresh Nihalani 4,216,000 shares of our common stock and Kiran Munj 1,224,000 shares of our common stock for a purchase price of $0.0018 per share. The shares issued to Mr. Munj were subject to a repurchase right in favor of Accelerated Networks. The repurchase right lapsed with respect to 24% of the shares on October 31, 1997, subject to Mr. Munj's continued service, and with respect to the remaining 76% of the shares over 36 equal monthly installments thereafter. This vesting schedule was subsequently amended in connection with our Series A financing in May 1997, as further described below.

     In March 1997, we entered into separate Loan and Warrant Purchase Agreements with each of Messrs. Nihalani and Munj, pursuant to which Mr. Nihalani loaned us an aggregate of $240,000 and Mr. Munj loaned us $10,000. These loans bore interest at a rate of five percent per annum. In connection with their loans, we issued Mr. Nihalani warrants to purchase 1,305,600 shares of common stock at $0.0018 per share and Mr. Munj warrants to purchase 54,400 shares of common stock at $0.0018 per share. Each of Messrs. Nihalani and Munj exercised their warrants in full in April 1997. In connection with the closing of our Series A preferred stock financing in May 1997, we repaid the loans from Messrs. Nihalani and Munj. At that time, Messrs. Nihalani and Munj also granted us a repurchase right with respect to half of the stock that they held at that time. The repurchase right lapses over a period of 48 equal monthly installments beginning on April 30, 1997, subject to their continued service.

ISSUANCE OF PREFERRED STOCK

     Since our inception, we have issued redeemable convertible preferred stock as follows:

     In May 1997, we issued 11,170,000 shares of Series A preferred stock in a private placement at a purchase price of $0.50 per share to several affiliates of New Enterprise Associates, several affiliates of U.S. Venture Partners, and several other investors and an additional 50,000 shares of Series A preferred stock to a third party in exchange for $25,000 of services performed in connection with the private placement;

     In May 1998, we issued 11,584,848 shares of Series B preferred stock in a private placement at a purchase price of $1.25 per share to Onset Enterprise Associates, affiliates of the Walden International Investment Group, several of our Series A investors, and several other investors;

     In March 1999, we issued 8,845,648 shares of Series C preferred stock in a private placement at a purchase price of $3.39 per share to Siemens AG; and;

     In February and March 2000, we issued an aggregate of 3,455,267 shares of Series D preferred stock in a private placement at a purchase price of $11.14 per share to MCIWorldCom Ventures, Williams Communications Group, several of our Series A, Series B and Series C investors and several other investors.

     Immediately prior to the closing of this offering and assuming an initial public offering price in excess of $5.50 per share, all outstanding shares of our Series A, Series B, Series C and Series D preferred stock will convert automatically into shares of common stock. If our initial public offering price is less than $8.912 per share, each share of our Series D preferred stock will convert into more than one share of common stock. The exact number of shares of common stock into which each share of Series D preferred stock will convert will be determined by dividing $8.912 by our initial public offering price, and will not be

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subject to a cap on the maximum number of common shares into which the Series D preferred stock will convert.

     Our officers, directors and 5% stockholders participated in the foregoing transactions as follows:

                 EXECUTIVE OFFICERS,                                 PREFERRED STOCK
                  DIRECTORS AND 5%                     --------------------------------------------
                    STOCKHOLDERS                       SERIES A    SERIES B    SERIES C    SERIES D
                 -------------------                   ---------   ---------   ---------   --------
Pete S. Patel........................................                                       17,953
Hitendra Sonny Soni..................................                                       17,953
Kevin T. Walsh.......................................                                       10,000
Brig. Gen. H.R. Johnson, USAF (Ret.)(1)..............                                       17,953
Siemens AG...........................................                          8,845,648   268,425
Entities affiliated with New Enterprise
  Associates(2)......................................  4,160,000   2,268,448               195,074
Entities affiliated with U.S. Venture Partners(3)....  4,000,000   2,428,000               195,073
Onset Enterprise Associates III, L.P.................              3,200,000                97,105
Entities affiliated with The Walden International
  Investment Group(4)................................              3,200,000                97,105

---------------
(1) Represents shares held by Gen. Johnson and Steven C. Johnson, as tenants in common.

(2) Composed of New Enterprise Associates VII, L.P., NEA Presidents Fund, L.P. and NEA Ventures 1997, L.P.

(3) Composed of U.S. Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P., USVP V Entrepreneur Partners, L.P., U.S. Venture Partners VII, L.P., 2180 Associates Fund VII, L.P., USVP Entrepreneur Fund VII-A, L.P. and USVP Entrepreneur Fund VII-B.

(4) Composed of Walden-SBIC, L.P., Walden Technology Ventures II, L.P., Walden Media and Information Technology Fund, L.P., Walden EDB Partners, L.P., Walden EDB Partners II, L.P., Walden Japan Partners, L.P., Pacven Walden Ventures III, L.P., and Walden-Nikko Mauritius Co.

AGREEMENTS AND TRANSACTIONS WITH SIEMENS AG AND ITS AFFILIATE

     In connection with the issuance of our Series C preferred stock to Siemens AG in February 1999, we entered into an OEM agreement with Siemens ICN, a wholly-owned subsidiary of Siemens AG, pursuant to which we agreed to sell our products to Siemens ICN for use in their own products for resale to third parties. We also entered into a separate service level agreement with Siemens ICN which sets forth our obligations to service the products we sell to Siemens ICN under the OEM agreement. As of December 31, 1999, Siemens ICN had purchased approximately $1.3 million of our products pursuant to the OEM agreement. In May 2000, we expanded our relationship with Siemens by entering into a similar OEM relationship with Siemens AG.


     In December 1999, we entered into a two year warrant issuance agreement with Siemens ICN pursuant to which we agreed to issue Siemens ICN warrants to purchase up to 150,000 shares of our common stock, based upon the amount and timing of Siemens' purchases of our products. As of March 31, 2000, we had issued warrants to purchase a total of 28,575 shares of our common stock at a purchase price of $7.00 per share pursuant to this agreement. Siemens ICN is affiliated with Siemens AG, which will beneficially own approximately 18.4% of our common stock after this offering.


INVESTORS RIGHTS AGREEMENT

     We have entered into a Second Restated Investors Rights Agreement with Suresh Nihalani, Kiran P. Munj, our preferred stockholders and U S WEST Internet Ventures, which provides those stockholders rights to require us to register their shares of Accelerated Networks stock. Please see "Description of Capital Stock -- Registration Rights" beginning on page 72 for more information regarding this agreement.

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

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth information regarding the beneficial ownership of our common stock as of March 31, 2000, by:

     - each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

     - each of our directors and a director nominee;

     - each of the named executive officers; and

     - all directors and executive officers as a group.

     The information set forth in the table gives effect to the conversion of all issued and outstanding preferred stock. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Accelerated Networks, Inc., 301 Science Drive, Moorpark, California 93021.


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 45,537,094 shares of common stock outstanding as of March 31, 2000, and 49,787,094 shares of common stock outstanding after the completion of this offering and the concurrent private placement at an assumed price of $12.00 per share. In computing the number of shares of common stock subject to options held by that person that are exercisable within 60 days of March 31, 2000, these shares are deemed outstanding for the purpose of determining the percentage ownership of the optionee. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other stockholder.



                                                    NUMBER OF               PERCENTAGE OF SHARES
                                                      SHARES                 BENEFICIALLY OWNED
                                                   BENEFICIALLY    ---------------------------------------
            NAME OF BENEFICIAL OWNER                  OWNED        PRIOR TO OFFERING    AFTER THE OFFERING
            ------------------------               ------------    -----------------    ------------------
NAMED EXECUTIVE OFFICERS & DIRECTORS
  Suresh Nihalani(1).............................    6,264,658           13.5%                 12.4%
  Frederic T. Boyer(2)...........................      300,000              *                     *
  Kiran P. Munj(3)...............................    1,495,342            3.3                   3.0
  Hitendra Sonny Soni(4).........................      457,953            1.0                     *
  Kevin T. Walsh(5)..............................      450,000              *                     *
  Brig. Gen. H. R. Johnson USAF (Ret.)(6)........      204,953              *                     *
  Steven M. Krausz(7)............................    6,653,473           14.6                  13.3
  Robert F. Kuhling, Jr.(8)......................    3,327,105            7.3                   6.7
  Anthony T. Maher(9)............................    9,202,648           20.2                  18.5
  Peter T. Morris(10)............................    6,493,522           14.3                  13.0
  Lip-Bu Tan(11).................................    3,327,105            7.3                   6.7
  All directors and executive officers as a group
     (15 persons)(12)............................   39,581,469           82.0                  75.4
OTHER 5% STOCKHOLDERS
  Entities associated with Siemens AG(13)........    9,142,648           20.1                  18.4
     Hofmannstrasse 51, D-81359
     Munich, Germany
  Entities associated with New Enterprise
     Associates(14)..............................    6,623,522           14.5                  13.3
     2490 Sand Hill Road
     Menlo Park, CA 94025

                                                    NUMBER OF               PERCENTAGE OF SHARES
                                                      SHARES                 BENEFICIALLY OWNED
                                                   BENEFICIALLY    ---------------------------------------
            NAME OF BENEFICIAL OWNER                  OWNED        PRIOR TO OFFERING    AFTER THE OFFERING
            ------------------------               ------------    -----------------    ------------------
  Entities affiliated with U.S. Venture
     Partners(15)................................    6,623,473           14.5                  13.3
     2180 Sand Hill Road, Suite 300
     Menlo Park, CA 94025
  Onset Enterprise Associates III, L.P. .........    3,297,105            7.2                   6.6
     2490 Sand Hill Road
     Menlo Park, CA 94025
  Entities affiliated with The Walden
     International Investment Group(16)..........    3,297,105            7.2                   6.6
     750 Battery Street, Seventh Floor
     San Francisco, CA 94111

---------------
  *  Represents less than 1% of the total shares.

 (1) Includes (a) 690,200 shares issuable upon the exercise of immediately exercisable options granted to Mr. Nihalani, (b) 95,800 shares held by Mr. Nihalani's wife, Varsha Nihalani, our controller, (c) 10,000 shares issuable upon exercise of immediately exercisable options granted to Ms. Nihalani, (d) 8,400 shares held by other members of Mr. Nihalani's immediate family, and (e) 314,286 shares held by Mr. Nihalani as trustee of a grantor retained annuity trust.

 (2) Includes 300,000 shares issuable upon the exercise of immediately exercisable options.

 (3) Includes 159,800 shares issuable upon the exercise of immediately exercisable options and 57,142 shares held as trustee of two irrevocable trusts.

 (4) Includes 40,000 shares issuable upon the exercise of immediately exercisable options.

 (5) Includes 40,000 shares issuable upon the exercise of immediately exercisable options.

 (6) Includes 40,000 shares held by Candace Maria Johnson, and 20,000 shares issuable upon the exercise of immediately exercisable options. Gen. Johnson holds a power of attorney with respect to the voting and disposition of these shares, but disclaims beneficial ownership of such shares.

 (7) Includes 30,000 shares issuable upon the exercise of immediately exercisable options. Also includes (a) 5,785,560 shares owned by U.S. Venture Partners V, L.P. ("USVP V"), (b) 321,420 shares owned by USVP V International, L.P. ("V Int'l"), (c) 179,995 shares owned by 2180 Associates Fund V, L.P. ("2180 V"), (d) 141,425 shares owned by USVP V Entrepreneur Partners, L.P. ("EP V"), (e) 187,270 shares owned by U.S. Venture Partners VII, L.P. ("USVP VII"), (f) 3,901 shares owned by 2180 Associates Fund VII, L.P., ("2180 VII"), (g) 1,951 shares owned by USVP Entrepreneur Partners Fund VII-A, L.P. ("EP VII-A") and (h) 1,951 shares owned by USVP Entrepreneur Partners Fund VII-B, L.P. Mr. Krausz is a managing member of Presidio Management Group V, L.L.C. ("PMG V") and Presidio Management Group VII, L.L.C. ("PMG VII"). PMG V is the general partner of each of USVP V, V Int'l, 2180 V and EP V. PMG VII is the general partner of USVP VII, 2180 VII, EP VII-A and EP VII-B. PMG V or PMG VII may be deemed to share voting and dispositive power over the shares held by each of USVP V, V INT'L, 2180 V, EP V, USVP VII, 2180 VII, EP VII-A and EP VII-B as the case may be. Accordingly, as the managing member of PMG V and PMG VII, Mr. Krausz may be deemed to share voting and dispositive power over these shares as well. Mr. Krausz disclaims beneficial ownership of such shares except to the extent of his proportionate membership interest therein.

 (8) Includes 30,000 shares issuable upon the exercise of immediately exercisable options. Also includes 3,297,105 shares held by ONSET Enterprise Associates III, L.P. ("Onset"). Mr. Kuhling is the managing director of OEA III Management, LLC, the general partner of Onset and, as such, may be deemed to exercise voting and dispositive power over the shares held by Onset. Mr. Kuhling disclaims beneficial ownership of such shares except as to his proportionate interest therein.

 (9) Includes 60,000 shares issuable upon the exercise of immediately exercisable options. Also includes 9,114,073 shares held by Siemens AG and 28,575 shares issuable upon exercise of a warrant held by Siemens ICN. Mr. Maher is a member of the board of Siemens ICN. Mr. Maher disclaims beneficial ownership of the shares held by Siemens AG and the shares underlying the warrant held by Siemens ICN.

(10) Includes 30,000 shares issuable upon the exercise of immediately exercisable options. Also includes 6,463,522 shares held by New Enterprise Associates VII, L.P. ("NEA VII"). Mr. Morris is a general partner of NEA
     VII. Mr. Morris disclaims beneficial ownership in such shares, except to the extent of his proportionate partnership interest therein.

(11) Includes 30,000 shares issuable upon the exercise of immediately exercisable options. Also includes (a) 544,000 shares owned by Walden-SBIC, L.P., (b) 136,000 shares owned by Walden Technology Ventures II, L.P., (c) 600,000 shares owned by Walden Media and Information Technology Fund, L.P.,
     (d) 280,000 shares owned by Walden EDB Partners, L.P., (e) 16,579 shares owned by Walden EDB Partners II, L.P., (f) 280,000 shares owned by Walden Japan Partners, L.P., (g) 847,368 shares owned by Pacven Walden Ventures III, L.P. and (h) 593,158 shares owned by Walden-Nikko Mauritius Co. Mr. Tan is a general partner of each of the above entities, with the exceptions of (1) Pacven Walden Ventures III, L.P., of which he is a director of Pacven Walden Management Co, Ltd., which is a general partner of Pacven Walden Management L.P., which is a general partner of Pacven Walden Ventures III, L.P. and (2) Walden-Nikko Mauritius, of which he is a director. Mr. Tan disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest therein, arising as a result of his partnership interests in the above shares.

(12) Includes all information set forth in footnotes 1 through 11 above. In addition, includes (a) 100,000 shares held by Yogi Mistry, (b) 60,453 shares held by Pete S. Patel and (c) 1,244,257 other shares issuable upon the exercise of immediately exercisable options.

(13) Includes (a) 9,114,073 shares held by Siemens AG and (b) 28,575 shares issuable upon exercise of a warrant held by Siemens ICN. Siemens AG is the parent company of Siemens ICN and, as such, may be deemed to exercise voting and dispositive power over the shares held by Siemens ICN.

(14) Includes (a) 6,463,522 shares held by NEA VII, (b) 150,000 shares held by NEA Presidents Fund, L.P. and (c) 10,000 shares held by NEA Ventures 1997, L.P.

(15) Includes (a) 5,785,560 shares owned by USVP V, (b) 321,420 shares owned by V Int'l, (c) 179,995 shares owned by 2180 V, (d) 141,425 shares owned by EP V, (e) 187,270 shares owned by USVP VII, (f) 3,901 shares owned by 2180 VII, 1,951 shares owned by EP VII-A and 1,951 shares owned by EP VII-B.

(16) Includes (a) 544,000 shares owned by Walden-SBIC, L.P., (b) 136,000 shares owned by Walden Technology Ventures II, L.P., (c) 600,000 shares owned by Walden Media and Information Technology Fund, L.P., (d) 280,000 shares owned by Walden EDB Partners, L.P., (e) 16,579 shares owned by Walden EDB Partners II, L.P., (f) 280,000 shares owned by Walden Japan Partners, L.P.,
     (g) 847,368 shares owned by Pacven Walden Ventures III, L.P. and (h) 593,158 shares owned by Walden-Nikko Mauritius Co.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are authorized to issue 200,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of undesignated preferred stock, par value $0.001. The following description of our securities and the provisions of our certificate of incorporation and bylaws are summaries. Statements contained in this prospectus relating to these provisions are not necessarily complete. Copies of our certificate of incorporation and bylaws have been filed with the Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate that will be adopted by us immediately prior to the closing of this offering.

COMMON STOCK


     As of March 31, 2000, there were 45,537,094 shares of common stock outstanding and held of record by approximately 140 stockholders, assuming conversion of all shares of preferred stock into common stock. Based on this number of outstanding shares, and giving effect to the issuance of the 4,000,000 shares of common stock in this offering and approximately 250,000 shares in the concurrent private placement, there will be 49,787,094 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, upon the closing of the offering.


     Holders of the common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Our certificate of incorporation does not provide for cumulative voting for the election of directors. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

     Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, upon receipt of payment for such shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval. Upon the closing of the offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

     Immediately prior to the closing of this offering, and assuming an initial public offering price equal to or greater than $5.50 per share, all outstanding shares of our Series A, Series B, Series C and Series D preferred stock will convert automatically into shares of common stock. If our initial public offering price is less than $8.912 per share, each share of our Series D preferred stock will convert into more than one share of common stock. The exact number of shares of common stock into which each share of Series D preferred stock will convert will be determined by dividing $8.912 by our initial public offering price, and will not be subject to a cap on the maximum number of common shares into which the Series D preferred stock will convert. Following our initial public offering, the board of directors will be authorized without further stockholder approval to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders.

     The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Certain provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may make it more difficult to acquire control of Accelerated Networks by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the stock. These provisions are intended to:

     - enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

     - discourage certain types of transactions which may involve an actual or threatened change in control of Accelerated Networks;

     - discourage certain tactics that may be used in proxy fights;

     - encourage persons seeking to acquire control of Accelerated Networks to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

     - reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of Accelerated or that is otherwise unfair to our stockholders.

     The certificate and bylaws provide that upon the closing of this offering the board shall be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate authorizes only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. The certificate also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

     The certificate provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of stockholders. The certificate further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

     The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of our annual meeting. The bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.


     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment of certain provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent, the ability of stockholders to call special meetings and the ability of stockholders to bring business before an annual meeting or to nominate directors. Following the completion of this offering, our present directors and executive officers and their respective affiliates will beneficially own approximately 75.4% of our common stock. This gives them veto power with respect to any stockholder action or approval requiring either a two-thirds vote or a simple majority.


     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with his or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

REGISTRATION RIGHTS


     Upon consummation of this offering and the concurrent private placement, the holders of approximately 42,434,338 shares of common stock, including shares issuable upon the exercise of outstanding warrants, will be entitled to registration rights with respect to the registration of such shares under the Securities Act. Beginning six months after this offering, if we propose to register any of our securities under the Securities Act, either for our own account or the account of other security holders, holders of registration rights are entitled to notice of such registration and are entitled to include their shares in such registration. The holders' rights with respect to all these registrations are subject to additional conditions, including the right of the underwriters of any of these offerings to limit the number of shares included in any of these registrations, and we may, in certain circumstances defer such registrations. Accelerated Networks is generally required to bear the expense, other than underwriting discounts and sales commissions, of these registrations. In addition, these holders may require us to register their shares on Form S-3 subject to certain conditions and limitations. Of these approximately 42,434,338 shares, approximately 6,800,000 shares are entitled only to the "piggy back" registration rights, and not S-3 rights. Upon registration, these shares will be freely tradable in the public market without restriction.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

NASDAQ NATIONAL MARKET LISTING

     Our common stock has been approved for listing on the Nasdaq National Market under the trading symbol "ACCL."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


     Upon completion of this offering and the concurrent private placement and based on shares outstanding at March 31, 2000, we will have outstanding 49,787,094 shares of common stock. Of these shares, all the shares sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.



     The remaining 45,787,094 shares of common stock outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.


     Our directors, officers and stockholders have entered into lock-up agreements with the underwriters of this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our shares of common stock or any securities exercisable for or convertible into our common stock owned by them prior to this offering for a period of 180 days after the effective date of the registration statement filed pursuant to this offering without the prior written consent of Credit Suisse First Boston Corporation. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by Credit Suisse First Boston Corporation. In addition, U S WEST Internet Ventures has agreed that it will not, for a period of one year after this offering, sell or transfer any of the shares of common stock purchased by it in the concurrent private placement, or upon exercise of its warrant, without our consent. Based on shares outstanding as of March 31, 2000, taking into account the lock-up agreements, and assuming Credit Suisse First Boston Corporation does not release stockholders from these agreements prior to the expiration of the 180 day lock-up period and that we do not release U S WEST Internet Ventures from its agreement prior to the expiration of the one-year lock-up period, the following shares will be eligible for sale in the public market at the following times:

     - beginning on the effective date of the registration statement, the 4,000,000 shares sold in this offering will be immediately available for sale in the public market;


     - beginning 180 days after the date of this prospectus, approximately 40,913,422 additional shares will become eligible for sale under Rule 144 or 701, subject to volume restrictions as described below; and


     - the remainder of the restricted securities will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - 1% of the number of shares of common stock then outstanding, which will equal approximately 497,871 shares immediately after this offering and the concurrent private placement; or

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Accelerated Networks. Under Rule 144(k), a person who is not deemed to have been an affiliate of Accelerated Networks at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors, or consultant who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Credit Suisse First Boston Corporation.


     Within 90 days following the effectiveness of this offering, we will file a registration statement on Form S-8 registering approximately 7,918,649 shares of common stock subject to outstanding options or reserved for future issuance under our 2000 Stock Incentive Plan and or 2000 Employee Stock Purchase Plan, based on shares and options outstanding as of March 31, 2000. As of March 31, 2000, options to purchase a total of 5,385,116 shares were outstanding and 1,633,533 additional shares were reserved for future issuance under our stock plan. In May 2000, the board and our stockholders approved an increase of 400,000 shares to the share reserve under the stock plan. Upon the filing of the registration statement on Form S-8, common stock issued upon exercise of outstanding vested options or issued under our purchase plan, other than common stock issued to our affiliates, will be available for immediate resale in the open market. Also beginning six months after the date of this offering, holders of approximately 42,155,763 restricted shares and the holders of warrants to purchase approximately 278,575 shares of common stock, based on an assumed offering price of $12.00 per share, will be entitled to certain registration rights. See "Description of Capital Stock -- Registration Rights" on page 72 for more information on these rights. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , 2000, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, UBS Warburg LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Credit Suisse First Boston Corporation......................
UBS Warburg LLC.............................................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                              ---------
  Total.....................................................  4,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay:

                                                   PER SHARE                             TOTAL
                                        --------------------------------    --------------------------------
                                           WITHOUT             WITH            WITHOUT             WITH
                                        OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                        --------------    --------------    --------------    --------------
Underwriting Discounts and
Commissions paid by us................     $                 $                 $                 $
Expenses payable by us................     $                 $                 $                 $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances by Accelerated Networks pursuant to the exercise of employee stock options outstanding on the date hereof.


     Our officers and directors and other stockholders holding an aggregate of approximately 45,787,094 shares have agreed that they will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering price, up to 320,000 shares of the common stock for some of our vendors, customers and other people and entities with whom we maintain business relationships who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

     Our common stock has been approved for listing on The Nasdaq Stock Market's National Market, subject to official notice of issuance, under the symbol "ACCL."

     In February 2000, we issued 2,244 shares of our Series D Preferred Stock at $11.14 per share to Paul Ferris, a person associated with Credit Suisse First Boston Corporation. We received approximately $25,000 in net proceeds from this financing. The shares that were issued to Mr. Ferris have been deemed underwriting compensation by the National Association of Securities Dealers, Inc. and will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this offering, except as otherwise permitted by the National Association of Securities Dealers, Inc. Conduct Rule 2710(c)(7)(A).

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price will include:

     - the information set forth in this prospectus and otherwise available to the underwriters;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management; the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirements that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and
(iii) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities laws. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Irvine, California. As of March 31, 2000, Brobeck, Phleger & Harrison LLP and certain entities and individuals affiliated with Brobeck, Phleger & Harrison LLP beneficially owned a total of 65,000 shares of our Series A preferred stock, 40,000 shares of our Series B preferred stock and 14,465 shares of our Series D preferred stock, all of which will convert to common stock immediately prior to the closing of this offering. Certain legal matters relating to intellectual property will be passed upon for us by Blakely, Sokoloff, Taylor & Zafman, Sunnyvale, California. Certain legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Shearman & Sterling, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements of Accelerated Networks, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares to be sold in the offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are materially complete. In addition, we intend to file annual, quarterly and current reports, proxy statements and other information with the Commission.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web-site (http://www.sec.gov).

                           ACCELERATED NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Accelerated Networks, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Accelerated Networks, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/  PricewaterhouseCoopers LLP

Woodland Hills, California
February 28, 2000

                           ACCELERATED NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (THOUSANDS, EXCEPT PER SHARE DATA)
       (ALL INTERIM INFORMATION RELATING TO MARCH 31, 2000 IS UNAUDITED)

                                                                                                  PRO FORMA
                                                                                                STOCKHOLDERS'
                                                                 DECEMBER 31,                      EQUITY
                                                              -------------------   MARCH 31,     MARCH 31,
                                                                1998       1999       2000          2000
                                                              --------   --------   ---------   -------------
                                                                                           (UNAUDITED)
                                                                                                  (NOTE 13)
                                ASSETS
Current assets:
  Cash and cash equivalents.................................  $  3,507   $ 15,207   $ 47,798
  Short-term investments....................................     5,954         --         --
  Accounts receivable, net of allowance for doubtful
     accounts of $0, $110 and $194, respectively............        --      3,277      3,454
  Amounts due from related party............................        --      1,104      2,128
  Inventories...............................................        --      3,811      3,398
  Prepaid and other current assets..........................       502        296        707
                                                              --------   --------   --------
          Total current assets..............................     9,963     23,695     57,485
Property and equipment, net.................................     1,328      4,840      5,916
Other assets................................................        --        143        157
                                                              --------   --------   --------
          Total assets......................................  $ 11,291   $ 28,678   $ 63,558
                                                              ========   ========   ========
            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses.....................  $  1,893   $  3,567   $  5,819
  Accrued payroll...........................................        56        756        629
  Capital lease obligations, current........................        55         28         28
  Credit facilities, current................................       162        884        884
  Deferred revenue..........................................        --        219        539
                                                              --------   --------   --------
          Total current liabilities.........................     2,166      5,454      7,899
Capital lease obligations, net of current portion...........        37         13         11
Credit facilities, net of current portion...................       175      1,919      1,759
                                                              --------   --------   --------
          Total liabilities.................................     2,378      7,386      9,669
                                                              --------   --------   --------
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, $.001 par value;
  authorized -- 23,100, 31,946 and 35,546 shares at December
  31, 1998 and 1999, and March 31, 2000, respectively;
  issued and outstanding -- 22,805, 31,651, and 35,106
  shares at December 31, 1998 and 1999, and March 31, 2000,
  and on pro forma basis, respectively; liquidation
  preference of $20,091, $50,091, and $88,583 at December
  31, 1998 and 1999, and March 31, 2000, respectively.......    19,918     49,857     88,282
Stockholders' equity (deficit):
  Preferred stock, $.001 par value; authorized, issued and
     outstanding -- 0, 0, 454 and 454 shares at December 31,
     1998 and 1999, at March 31, 2000 and on a pro forma
     basis, respectively....................................
  Common stock, authorized -- 48,500, 75,000, and 90,000
     shares at December 31, 1998 and 1999, and March 31,
     2000, respectively; issued and outstanding -- 9,172,
     10,166, and 10,431 shares at December 31, 1998 and
     1999, and March 31, 2000, respectively; pro
     forma -- $.001 par value; 90,000 shares authorized;
     45,537 shares issued and outstanding...................       176        579      1,209      $     46
  Additional paid-in capital................................       817     13,481     28,693       118,138
  Deferred stock compensation...............................      (765)   (10,165)   (13,110)      (13,110)
  Accumulated deficit.......................................   (11,233)   (32,460)   (51,185)      (51,185)
                                                              --------   --------   --------      --------
          Total stockholders' equity (deficit)..............   (11,005)   (28,565)   (34,393)     $ 53,889
                                                              --------   --------   --------      ========
          Total liabilities and stockholders' equity
            (deficit).......................................  $ 11,291   $ 28,678   $ 63,558
                                                              ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                           ACCELERATED NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (THOUSANDS, EXCEPT PER SHARE DATA)
                (ALL INTERIM INFORMATION RELATING TO THE PERIODS
                  ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

                                                                                        FOR THE THREE MONTHS
                                                           YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                        -----------------------------   ---------------------
                                                         1997       1998       1999       1999        2000
                                                        -------   --------   --------   --------    ---------
                                                                                             (UNAUDITED)
Net revenue (includes related party revenue of $1,332
  and $2,796 at December 31, 1999 and March 31, 2000,
  respectively).......................................  $    --   $     --   $  8,466   $    --     $  7,152
Cost of revenue (excluding $0, $0, $100, $12 and $268
  amortization of deferred stock compensation for the
  years ended December 31, 1997, 1998, and 1999 and
  for the three months ended March 31, 1999 and 2000,
  respectively).......................................       --         --      6,312        --        5,087
                                                        -------   --------   --------   -------     --------
Gross profit..........................................       --         --      2,154        --        2,065
Operating expenses:
  Research and product development (excluding $0, $20,
    $873, $95, and $1,278 amortization of deferred
    stock compensation for the years ended December
    31, 1997, 1998, and 1999 and for the three months
    ended March 31, 1999 and 2000, respectively)......    1,126      7,378     12,061     2,467        4,150
  Sales and marketing (excluding $0, $31, $1,498, $74
    and $681 amortization of deferred stock
    compensation for the years ended December 31,
    1997, 1998, and 1999 and for the three months
    ended March 31, 1999 and 2000, respectively)......       --      1,979      7,500       952        3,963
  General and administrative (excluding $0, $1, $632,
    $57 and $158 amortization of deferred stock
    compensation for the years ended December 31,
    1997, 1998, and 1999 and for the three months
    ended March 31, 1999 and 2000, respectively)......      485        754      1,747       389          794
  Amortization of deferred stock compensation.........       --         52      3,103       238        2,385
                                                        -------   --------   --------   -------     --------
    Total operating expenses..........................    1,611     10,163     24,411     4,046       11,292
                                                        -------   --------   --------   -------     --------
Loss from operations..................................   (1,611)   (10,163)   (22,257)   (4,046)      (9,227)
Other income (expense):
  Interest income.....................................      129        494      1,131       212          442
  Interest expense....................................       (5)       (41)      (100)      (11)         (57)
                                                        -------   --------   --------   -------     --------
                                                            124        453      1,031       201          385
                                                        -------   --------   --------   -------     --------
Loss before provision for income taxes................   (1,487)    (9,710)   (21,226)   (3,845)      (8,842)
Provision for income taxes............................        1          1          1        --            1
                                                        -------   --------   --------   -------     --------
Net loss..............................................   (1,488)    (9,711)   (21,227)   (3,845)      (8,843)
Beneficial conversion feature.........................       --         --         --        --       (9,882)
                                                        -------   --------   --------   -------     --------
Net loss applicable to common stockholders............  $(1,488)  $ (9,711)  $(21,227)  $(3,845)    $(18,725)
                                                        =======   ========   ========   =======     ========

Basic and diluted net loss per share applicable to
  common stockholders.................................  $ (0.42)  $  (2.00)  $  (3.29)  $ (0.68)    $  (2.44)
                                                        =======   ========   ========   =======     ========
Weighted-average shares outstanding used to compute
  basic and diluted net loss per share applicable to
  common stockholders.................................    3,550      4,853      6,447     5,694        7,664
                                                        =======   ========   ========   =======     ========
Pro forma basic and diluted net loss per share
  applicable to common stockholders (unaudited).......                       $  (0.58)              $  (0.22)
                                                                             ========               ========
Weighted-average shares outstanding used to compute
  pro forma basic and diluted net loss per share
  applicable to common stockholders (unaudited).......                         36,789                 40,797
                                                                             ========               ========

The accompanying notes are an integral part of these consolidated financial statements.

                           ACCELERATED NETWORKS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                  (THOUSANDS)

                                                                                                                        TOTAL
                                                    COMMON STOCK       ADDITIONAL      DEFERRED                     STOCKHOLDERS'
                                                 ------------------     PAID-IN         STOCK        ACCUMULATED       EQUITY
                                                 SHARES     AMOUNT      CAPITAL      COMPENSATION      DEFICIT        (DEFICIT)
                                                 ------    --------    ----------    ------------    -----------    -------------
Balance at December 31, 1996...................  4,216     $      8     $     --       $     --       $    (34)       $    (26)
  Issuance of common stock.....................  1,224            2           --             --             --               2
  Exercise of warrants.........................  1,360            3           --             --             --               3
  Exercise of stock options....................    272           11           --             --             --              11
  Deferred stock compensation..................     --           --          101           (101)            --              --
  Net loss.....................................     --           --           --             --         (1,488)         (1,488)
                                                 ------    --------     --------       --------       --------        --------
Balance at December 31, 1997...................  7,072           24          101           (101)        (1,522)         (1,498)
  Exercise of stock options....................  2,200          157           --             --             --             157
  Repurchase of unvested common stock..........   (100)          (5)          --             --             --              (5)
  Deferred stock compensation..................     --                       716           (716)            --              --
  Amortization of deferred stock
    compensation...............................     --           --           --             52             --              52
  Net loss.....................................     --           --           --             --         (9,711)         (9,711)
                                                 ------    --------     --------       --------       --------        --------
Balance at December 31, 1998...................  9,172          176          817           (765)       (11,233)        (11,005)
  Exercise of stock options....................  1,052          409           --             --             --             409
  Repurchase of unvested common stock..........    (58)          (6)          --             --             --              (6)
  Issuance of warrants.........................     --           --          161             --             --             161
  Deferred stock compensation..................     --           --       12,503        (12,503)            --              --
  Amortization of deferred stock
    compensation...............................     --           --           --          3,103             --           3,103
  Net loss                                       .....            .           --              .        (21,227)        (21,227)
                                                 ------    --------     --------       --------       --------        --------
Balance at December 31, 1999...................  10,166         579       13,481        (10,165)       (32,460)        (28,565)
  Exercise of stock options (unaudited)........    277          631           --             --             --             631
  Repurchase of unvested common stock
    (unaudited)................................    (12)          (1)          --             --             --              (1)
  Beneficial conversion feature on Series D
    (unaudited)................................     --           --        9,882             --         (9,882)             --
  Deferred stock compensation (unaudited)......     --           --        5,330         (5,330)            --              --
  Amortization of deferred stock compensation
    (unaudited)................................     --           --           --          2,385             --           2,385
  Net loss (unaudited)                           .....            .           --              .         (8,843)         (8,843)
                                                 ------    --------     --------       --------       --------        --------
Balance at March 31, 2000 (unaudited)..........  10,431       1,209       28,693        (13,110)       (51,185)        (34,393)
  Assumed conversion of redeemable convertible
    preferred stock (unaudited)................  35,106      88,282           --             --             --          88,282
  Reincorporation into Delaware (unaudited)....     --      (89,445)      89,445             --             --              --
                                                 ------    --------     --------       --------       --------        --------
Balance at March 31, 2000 pro forma
  (unaudited)..................................  45,537    $     46     $118,138       $(13,110)      $(51,185)       $ 53,889
                                                 ======    ========     ========       ========       ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

                           ACCELERATED NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (THOUSANDS)

                                                                                             FOR THE THREE
                                                                                             MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,          MARCH 31,
                                                            ----------------------------   -----------------
                                                             1997      1998       1999      1999      2000
                                                            -------   -------   --------   -------   -------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss................................................  $(1,488)  $(9,711)  $(21,227)  $(3,845)  $(8,843)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization.........................       45       283      1,028       145       508
    Provision for bad debts...............................       --        --        110        --        84
    Issuance of warrant in connection with purchase
      order...............................................       --        --        161        --        --
    Issuance of options for services......................       --        --         17        --        --
    Amortization of deferred stock compensation...........       --        52      3,103       238     2,385
    Issuance of Series A redeemable convertible preferred
      stock for services..................................       25        --         --        --        --
    Changes in current assets and liabilities:
      Accounts receivable.................................       --        --     (4,491)       --    (1,285)
      Inventories.........................................       --        --     (3,811)       --       413
      Prepaid and other current assets....................      (36)     (464)        63      (211)     (425)
      Accounts payable and accrued expenses...............      122     1,771      1,674      (401)    2,252
      Accrued payroll.....................................       29        27        700       216      (127)
      Deferred revenue....................................       --        --        219        --       320
                                                            -------   -------   --------   -------   -------
         Net cash used in operating activities............   (1,303)   (8,042)   (22,454)   (3,858)   (4,718)
                                                            -------   -------   --------   -------   -------
INVESTING ACTIVITIES:
  Purchase of available-for-sale securities...............       --    (5,954)    (2,000)   (2,000)       --
  Maturity of available-for-sale securities...............       --        --      7,954     7,954        --
  Purchase of property and equipment......................     (444)   (1,071)    (4,535)     (355)   (1,584)
                                                            -------   -------   --------   -------   -------
         Net cash provided by (used in) investing
           activities.....................................     (444)   (7,025)     1,419     5,599    (1,584)
                                                            -------   -------   --------   -------   -------
FINANCING ACTIVITIES:
  Proceeds from issuance of common stock..................        5        --         --        --        --
  Repurchase of common stock..............................       --        (5)        (5)       (3)       (1)
  Proceeds from issuance of redeemable convertible
    preferred stock.......................................    5,585    14,481     30,000    30,000    38,492
  Offering costs..........................................     (120)      (53)       (61)      (55)      (67)
  Proceeds from exercise of stock options.................       11       158        391        83       631
  Proceeds from issuance of notes payable.................      205        --         --        --        --
  Repayment of notes payable..............................     (250)       --         --        --        --
  Payments under capital lease obligations................       (2)      (48)       (57)      (14)       (2)
  Proceeds from credit facilities.........................       --       458      2,828        --        --
  Repayments on credit facilities.........................       --      (121)      (361)      (40)     (160)
                                                            -------   -------   --------   -------   -------
         Net cash provided by financing activities........    5,434    14,870     32,735    29,971    38,893
                                                            -------   -------   --------   -------   -------
         Net increase (decrease) in cash and cash
           equivalents....................................    3,687      (197)    11,700    31,712    32,591
Cash and cash equivalents at beginning of year............       17     3,704      3,507     3,507    15,207
                                                            -------   -------   --------   -------   -------
Cash and cash equivalents at end of year..................  $ 3,704   $ 3,507   $ 15,207   $35,219   $47,798
                                                            =======   =======   ========   =======   =======
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest..............................................  $    --   $    36   $    100   $    11   $    38
    Income taxes..........................................  $     2   $     1   $      1   $    --   $     1
Supplemental disclosure of noncash transactions:
  Purchase of equipment under capital leases..............  $    38   $   103   $     19   $    --   $    --
  Return of equipment under capital lease.................  $    --   $    --   $     14   $    --   $    --

The accompanying notes are an integral part of these consolidated financial statements.

                           ACCELERATED NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 1. BUSINESS AND BASIS OF PRESENTATION

     Accelerated Networks, Inc. (the "Company") was incorporated in October 1996 as a California corporation. In January and May of 1999, the Company established two wholly-owned subsidiaries, Accelerated Networks (India) Private Limited, in Bangalore, India, and Accelerated Networks International Limited, in Mauritius, respectively. All significant intercompany accounts and transactions are eliminated in consolidation. Certain items shown in the December 31, 1997 and 1998 financial statements have been reclassified to conform with current period presentation. Effective January 1, 1999, the Company began to operate under a thirteen-week calendar quarter. For financial statement purposes, however, the reporting periods are referred to as ended on the last day of related reporting period. Prior to 1999, the Company operated under a calendar quarter. For the year ended dated December 31, 1999, there was no difference between the Company's reporting year end and the calendar year end.

     The Company develops, manufactures, and markets telecommunications products that enable the bundling of voice and data services over a single broadband access network. The Company's target customers are providers of voice and/or data services including competitive local exchange carriers, or CLECs, interexchange carriers, or IXCs, regional bell operating companies, or RBOCs, incumbent local exchange carriers, or ILECs, and foreign telephone companies. The market for the Company's products is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, and a competitive business environment for the attraction and retention of knowledge workers.

     Through December 31, 1998, the Company was considered to be in the development stage and was principally engaged in research and development, raising capital and building its management team. During 1999, the Company ceased to be in the development stage.

     The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred significant operating losses and negative operating cash flows since its inception. The Company has funded operations primarily through the sale of equity securities and debt borrowings. Management believes that the proceeds received through the sale of equity securities, available borrowings under its credit facility and revenue generated from operations will be adequate to support the Company's operations through March of 2001.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     In the normal course of preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SHORT-TERM INVESTMENTS

     The Company generally classifies its short-term investments, if any, as available-for-sale and, accordingly, carries such securities at their aggregate fair value. Unrealized gains and losses, if any, are reported as a separate component of stockholders' equity (deficit). At December 31, 1998, the Company's short-term investments consisted of high-grade corporate bonds, which had maturities of less than one year. The aggregate fair value of the Company's short-term investments approximated their amortized cost basis. At December 31, 1998, unrealized gains and losses, computed using the specific-identification method, were not significant. The Company held no short-term investments at December 31, 1999.

FOREIGN CURRENCY TRANSLATION

     During 1999, the Company established two foreign subsidiaries. Translation of foreign currencies are accounted for using the US Dollar as the functional currency of the Company's foreign subsidiaries, however books of record are maintained in the local currencies. Foreign currency translations occur during remeasurement of the books of record into the functional currency. The lower of cost or market value is applied to remeasure inventory not recorded in the functional currency, however there were no such inventories at December 31, 1999. All other assets and liabilities are remeasured using the historical exchange rates, while revenue and expenses are translated using the average rates in effect for the period translated. The resulting gains and losses are included as a separate component of stockholders' equity (deficit) and were not significant for the year ended December 31, 1999.

INVENTORIES

     Inventories are stated at lower of cost (first in, first out) or market.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and amounts due under capital leases and credit facilities are carried at cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method based upon the estimated useful lives of the assets of, generally, two to five years. Leasehold improvements and equipment under capital leases are depreciated over the shorter of the estimated useful life or the life of the lease. Useful lives are evaluated regularly by management in order to determine recoverability in light of current technological conditions. Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in the Consolidated Statement of Operations.

LONG-LIVED ASSETS

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. Fair value is determined based on undiscounted cash flows or appraised values, depending upon the nature of the assets. To date, there have been no such impairments.

REVENUE RECOGNITION

     The Company applies the provisions of American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 97-2 "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Accordingly, revenue from product sales is recognized upon shipment, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the fee is fixed and determinable and collectibility is deemed probable. If uncertainties regarding customer acceptance exist, revenue is recognized when such uncertainties are resolved. To date, the Company's arrangements have primarily consisted of the Company's IAD and MSAP products. When contracts contain multiple elements wherein vendor specific objective evidence exists for all undelivered elements, the Company accounts for the undelivered elements in accordance with the "Residual Method" prescribed by SOP 98-9. Post customer support ("PCS") services to date has consisted of fees for providing periodic minor software maintenance releases and technical support for the Company's products. For undelivered PCS, vendor specific objective evidence is determined by reference to the price of the PCS products customers are required to pay when sold separately. PCS revenue is initially recorded as deferred revenue and revenue is recognized ratably over the term of the respective agreement.

STOCK COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference, on the date of grant, between the fair value of the Company's common stock and the grant price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18.

ADVERTISING

     Advertising costs are expensed as incurred and amounted to $48,000, $132,000, $43,000 and $56,000 for the years ended December 31, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively. No advertising costs were incurred for the year ended December 31, 1997.

PRODUCT WARRANTY COSTS

     The Company generally warrants its products for one year after sale and provides for estimated future warranty costs at the time revenue is recognized. At December 31, 1999 and March 31, 2000, accrued product warranty costs amounted to $201,000 and $371,000, respectively, and are included in accounts payable and accrued expenses.

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SOFTWARE DEVELOPMENT COSTS

     Software development costs not qualifying for capitalization are included in research and development and are expensed as incurred. After technological feasibility is established, software costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenues, if greater. The Company defines technological feasibility as the establishment of a working model, which typically occurs upon completion of a beta version. To date, the period between achieving technological feasibility, and the general availability of the related products has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, to date the Company has not capitalized any software development costs.

RESEARCH AND PRODUCT DEVELOPMENT

     Costs incurred in the research and development of products are expensed as incurred.

INCOME TAXES

     The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NET LOSS PER COMMON SHARE

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to Common Stockholders for the period by the weighted average number of shares of Common Stock outstanding during the period. The calculation of diluted net loss per share gives effect to Common Stock equivalents; however, potential Common Shares are excluded if their effect is antidilutive. Potential Common Shares are composed of Common Stock subject to repurchase rights and incremental shares of Common Stock issuable upon the exercise of stock options and warrants and upon conversion of Series A, B, C and D Redeemable Convertible Preferred stock.

UNAUDITED PRO FORMA NET LOSS PER SHARE

     Unaudited pro forma net loss per share for the year ended December 31, 1999 and for the three months ended March 31, 2000, is computed by dividing the net loss for the period by the weighted average number of common stock outstanding, including the pro forma effects of the automatic conversion of the Company's Redeemable Convertible Preferred stock into shares of the Company's common stock effective at the time of the Company's initial public offering as if such conversion occurred on January 1, 1999, respectively, or at the date of original issuance, if later.

COMPREHENSIVE INCOME

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income generally represents all changes in stockholders' equity (deficit) during the period except those resulting from investments by, or distributions to, stockholders. For the years ended December 31, 1997,

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
1998 and 1999, there were no such significant changes in stockholders' equity (deficit) other than net loss amounts.

SEGMENTS

     In 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in interim and annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company determined that it has operated within one discrete reportable business segment since inception.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The interim consolidated financial statements of the Company for the three months ended March 31, 1999 and 2000, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2000 and the results of its operations and its cash flows for the three months ended March 31, 1999 and 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The Company adopted the SOP 98-1 effective January 1, 1999. The implementation of SOP 98-1 did not have a material effect on the consolidated financial statements.

     In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. The Company adopted the SOP 98-5 effective January 1, 1999. The implementation of SOP 98-5 did not have a material effect on the consolidated financial statements.

 3. INVENTORIES

     Inventories consist of the following:

                                                    DECEMBER 31,
                                                   --------------    MARCH 31,
                                                   1998     1999       2000
                                                   ----    ------    ---------
                                                           (THOUSANDS)
Raw materials....................................  $ --    $1,735     $1,469
Work-in-process..................................    --       710        742
Finished goods...................................    --     1,366      1,187
                                                   ----    ------     ------
          Total..................................  $ --    $3,811     $3,398
                                                   ====    ======     ======

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                             ----------------   MARCH 31,
                                                              1998     1999       2000
                                                             ------   -------   ---------
Computer equipment and software, including assets under
  capital leases of $141, $127, and $127 for December 31,
  1998, 1999, and March 31, 2000, respectively.............  $  587   $ 2,087    $2,362
Machinery and equipment, including assets under capital
  leases of $0, $19, and $19 for December 31, 1998, 1999,
  and March 31, 2000, respectively.........................     771     3,339     4,468
Furniture and fixtures.....................................     152       355       535
Leasehold improvements.....................................     146       415       415
                                                             ------   -------    ------
                                                              1,656     6,196     7,780
Less: Accumulated depreciation and amortization, including
  amounts related to assets under capital leases of $33,
  $62, and $71 for December 31, 1998, 1999, and March 31,
  2000, respectively.......................................    (328)   (1,356)   (1,864)
                                                             ------   -------    ------
          Total............................................  $1,328   $ 4,840    $5,916
                                                             ======   =======    ======

 5. INCOME TAXES

     The primary components of temporary differences which gave rise to deferred taxes at December 31 are:

                                                               1998        1999
                                                              -------    --------
                                                                  (THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 4,401    $ 11,666
  Accrued compensation and related expenses.................       --       1,877
  Allowances and reserves...................................       --         347
  Depreciation and amortization.............................       --          12
  Other.....................................................       56         217
                                                              -------    --------
     Gross deferred tax assets..............................    4,457      14,119
Less: Valuation allowance...................................   (4,422)    (13,129)
                                                              -------    --------
     Net deferred tax assets................................       35         990
                                                              -------    --------
Deferred tax liabilities:
  Depreciation and amortization.............................      (35)         --
  State taxes...............................................       --        (990)
                                                              -------    --------
     Gross deferred tax liabilities.........................      (35)       (990)
                                                              -------    --------
     Net....................................................  $    --    $     --
                                                              =======    ========

     The difference between the income tax benefit at the statutory rate of 34% and the Company's effective tax rate is due primarily to the valuation allowance established to offset the net deferred tax asset.

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 5. INCOME TAXES (CONTINUED)
The provision from income taxes is different than the amount computed using the applicable statutory federal income tax rate with the difference for each year summarized below:

                                                              1997   1998    1999
                                                              ----   ----    ----
Federal tax benefit at statutory rate.......................   (34)%  (34)%  (34)%
State taxes, net of federal benefit.........................    (6)    (6)    (6)
Adjustment due to increase in valuation allowance...........    41     39     40
                                                              ----   ----    ---
Other.......................................................    (1)     1     --
                                                              ----   ----    ---
                                                                --     --     --
                                                              ====   ====    ===

     As a result of the Company's loss history, management believes a valuation allowance for the entire net deferred tax assets, after considering deferred tax liabilities, is required. The change in the valuation allowance was an increase of approximately $8,707,000 in 1999. As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $27,233,000 and $27,230,000 for which expiration begins in 2012 and 2005, respectively. Due to changes in ownership, the Company may be limited in the annual utilization of its net operating loss carryforwards.

 6. CREDIT FACILITIES

     In August 1997, the Company executed a revolving line of credit in the amount of $750,000. Pursuant to the line of credit agreement, the Company could utilize the line of credit to purchase equipment through February 1998, at which time the unpaid balance became due in 36 equal monthly installments of principal of approximately $13,000, plus interest. Additionally, the Company could utilize up to $35,000 through February 1999 for general business expenses. The line of credit bears interest at the prime rate plus 2.5% per annum and was collateralized by substantially all of the Company's assets. Amounts outstanding under the line of credit totalled approximately $337,000 as of December 31, 1998. During 1999, amounts outstanding under the line of credit were refinanced and paid in full.

     In May 1999, the Company executed a Senior Loan and Security Agreement (the "Agreement") with a lender under which the Company can refinance up to $1,500,000 of qualified equipment purchases through the end of May 2000. During August 1999, the Company utilized the Agreement to execute one individual note with the lender for approximately $328,000. The note bears interest at approximately 15% per annum, matures in February 2003 if not renewed, is collateralized by the purchased equipment and is payable in 41 monthly installments of principal and interest. At the maturity date of the note, the Company has the option to either extend the note for an additional 12 months or make one final lump sum payment. At December 31, 1999, the outstanding principal was approximately $303,000, of which approximately $51,000 was current.

     In June 1999, the Company executed a $6,500,000 credit facility (the "Facility") with a bank. The Facility consists of an eighteen-month, $4,000,000 revolving line of credit (the "Revolver") for general business purposes and a twelve-month, $2,500,000 line of credit (the "Equipment Line") to finance specified equipment purchases, respectively. The Facility is collateralized by substantially all of the Company's assets, expires in June 2003 and requires the Company to comply with various restrictive covenants, including a quick ratio of not less than 2.5 to 1.0, a minimum tangible effective net worth of $17,000,000 and other financial thresholds. The Revolver bears interest at the bank's base rate (8.5% per annum at December 31, 1999) with all outstanding principal and accrued but unpaid interest due and payable in full in November 2000. The Revolver, which also provides for a maximum of $500,000 in

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 6. CREDIT FACILITIES (CONTINUED)
letters of credit, was unused at December 31, 1999. The Equipment Line bears interest at the bank's base rate plus 0.5% per annum and was fully utilized by December 1999, at which time, the Equipment Line became due and payable in 36 equal monthly installments of principal of approximately $69,000, plus accrued interest, beginning in January 2000. At December 31, 1999, amounts outstanding under the Equipment Line totalled $2,500,000, of which approximately $833,000 was current.

     The aggregate amount of required payments under the Company's credit facilities at December 31, 1999 is as follows (in thousands):

2000........................................................  $1,114
2001........................................................   1,069
2002........................................................     994
2003........................................................      58
                                                              ------
Total payments..............................................   3,235
Less: Amount representing interest..........................    (432)
                                                              ------
                                                               2,803
Less: Current portion.......................................    (884)
                                                              ------
Long-term portion...........................................  $1,919
                                                              ======

 7. CONCENTRATION OF CREDIT RISK AND SUPPLIERS, SIGNIFICANT CUSTOMERS AND SEGMENT REPORTING

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents with major financial institutions; at times, such balances with any one financial institution may exceed FDIC insurance limits. The Company's accounts receivable are derived from revenue earned from customers located primarily in the United States. The Company extends differing levels of credit to customers and generally does not require collateral. The Company maintains reserves for potential credit losses based upon the expected collectibility of accounts receivable. To date, such losses have been within management's expectations.

     The Company currently relies on a limited number of suppliers to manufacture its products. The Company does not have a long-term contract with any of these suppliers. The Company also does not have internal manufacturing capabilities. Management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could take more than six months and reduce the supply of products available to customers and result in a possible loss of sales, which would affect operating results adversely.

     Net revenue and accounts receivable from significant customers were as follows (in thousands, except percentages):

                                            FOR THE YEAR ENDED                                FOR THE THREE MONTHS
                                             DECEMBER 31, 1999                                ENDED MARCH 31, 2000
                              -----------------------------------------------    -----------------------------------------------
                                NET     % OF NET    ACCOUNTS    % OF ACCOUNTS      NET     % OF NET    ACCOUNTS    % OF ACCOUNTS
                              REVENUE   REVENUE    RECEIVABLE    RECEIVABLE      REVENUE   REVENUE    RECEIVABLE    RECEIVABLE
                              -------   --------   ----------   -------------    -------   --------   ----------   -------------
Customer A..................  $4,565       54%       $2,923          67%         $2,044       29%       $1,967          35%
Customer B..................  $1,722       20%           --          --              --       --            --          --
Customer C..................  $1,332       16%       $1,104          25%          2,796       39%        2,128          38%
Customer D..................  $  264        3%       $  264           6%            723       10%          739          13%
Customer E..................      --       --            --          --           1,332       19%          693          12%

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 7. CONCENTRATION OF CREDIT RISK AND SUPPLIERS, SIGNIFICANT CUSTOMERS AND SEGMENT REPORTING (CONTINUED)
     The Company operates in one industry segment providing multiservice broadband access products. The Company's business operations are principally based in the United States, and there were no foreign operations during the year ended December 31, 1997 and 1998. Net revenue and long-lived assets by geographical location were as follows (in thousands):

                                                                FOR THE YEAR ENDED
                                                                 DECEMBER 31, 1999
                                                             -------------------------
                                                             UNITED
                                                             STATES    INDIA    TOTAL
                                                             ------    -----    ------
Net revenue................................................  $8,466      --     $8,466
Long-lived assets..........................................  $4,378    $462     $4,840

                                                               FOR THE THREE MONTHS
                                                               ENDED MARCH 31, 2000
                                                             -------------------------
                                                             UNITED
                                                             STATES    INDIA    TOTAL
                                                             ------    -----    ------
Net revenue................................................  $7,152      --     $7,152
Long-lived assets..........................................  $5,382     534     $5,916

 8. RELATED-PARTY TRANSACTIONS

     For the year ended December 31, 1999 and the three months ended March 31, 2000, the Company sold product of approximately $1,332,000 and $2,796,000, respectively, to a significant stockholder (the "Stockholder") of the Company. At December 31, 1999 and March 31, 2000, amounts due from the Stockholder totaled $1,104,000 and $2,128,000, respectively.

     In December 1999, the Company entered into a Warrant Issuance Agreement (the "Agreement") with the Stockholder whereby the Company will issue a warrant to purchase common stock of the Company if the Stockholder submits a minimum quarterly purchase order to, or takes quarterly shipments of a minimum amount of product from, the Company. If the specified thresholds are met, the Company will issue a warrant to the Stockholder for each fiscal quarter end through December 2000. The maximum number of shares that may be issued under the Agreement is 150,000. The warrants will be issued at the fair value of the underlying common stock (or at a 20% discount if publicly traded) as of the date of grant, are exercisable through December 2001, and are immediately vested and noncancellable at the date of grant. During the quarter ended December 31, 1999, the Company received a $4,000,000 purchase order from the Stockholder. Pursuant to the Agreement, the Company issued a noncancellable, fully vested warrant to purchase 29,000 shares of common stock at $7.00 per share. The fair value of the warrant was determined to be $161,000 as of the date of grant using the Black-Scholes pricing model and assuming a risk-free interest rate of approximately 6.0%, an expected life of 2 years, a 0% dividend yield and forfeiture rate and a volatility rate of 80%. Accordingly, the Company recognized $161,000 as an additional sales discount and offset to net revenues on the Consolidated Statement of Operations for the year ended December 31, 1999. No warrants were issued for the three months ended March 31, 2000.

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

 9. COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases its facilities and certain assets under noncancellable leases through 2002, excluding various renewal options. The following are the minimum lease payments under these leases (in thousands):

                        YEAR ENDING                           CAPITAL    OPERATING
                        DECEMBER 31,                          LEASES      LEASES
                        ------------                          -------    ---------
2000........................................................    $34       $  585
2001........................................................      7          383
2002........................................................      7           67
                                                                ---       ------
Minimum lease payments......................................     48       $1,035
                                                                          ======
Less: Amount representing interest..........................      7
                                                                ---
Present value of minimum lease payments.....................     41
Less: Current portion.......................................     28
                                                                ---
Long-term portion...........................................    $13
                                                                ===

     Total rental expense pertaining to operating leases for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000 was approximately $50,000, $184,000, $412,000, $65,000 and $158,000,
respectively.

ROYALTIES

     The Company licenses certain technology for incorporation into its product. Under the terms of these agreements, upon the commencement of production, royalty payments will be made based on per-unit sales of certain of the Company's products. Royalty expenses incurred for the year ended December 31, 1999 and the three months ended March 31, 2000 were $88,000 and $115,000, respectively. There were no royalty expenses for the years ended December 31, 1997 and 1998.

LITIGATION

     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising in the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

10. CAPITALIZATION

COMMON STOCK

     In March 1997, the Company executed Stockholders' Agreements (the "Agreements") with its two founders to purchase 4,216,000 and 1,224,000 shares of common stock at $0.0018 per share, respectively. The 1,224,000 shares were subject to a repurchase right in favor of the Company. As of October 1997, 24% of these shares were vested, with the remaining 76% of the shares vested ratably over the next 36 months, subject to the continued service of that founder. The vesting schedule was subsequently amended in connection with the Series A financing in May 1997.

     In March 1997, the Company entered into separate Loan and Warrant Purchase Agreements with its two founders, whereby, in exchange for the loans to the Company totaling $250,000, the Company issued

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

10. CAPITALIZATION (CONTINUED)
to the founders notes payable and warrants to purchase 1,360,000 shares of common stock with an exercise price of $0.0018 per share, a vesting term of 48 months and an expiration of ten years. The warrants were exercised in full in April 1997. In May 1997, the Company repaid the loans in connection with the closing of its Series A financing, at which time, the two founders granted the Company repurchase rights with respect to half of the founders' shares issued in March 1997. The repurchase rights lapse ratably over 48 months beginning in April 1997. The Company recorded deferred stock compensation of $101,000 for the shares covered under the restricted stock agreements, which will be recognized as compensation expense over the vesting period.

     At December 31, 1999 and March 31, 2000, 1,124,000 and 911,000 shares, respectively, of the aforementioned common stock were subject to repurchase, of which 897,000 and 727,000 shares, respectively, related to unvested shares under the Agreements and 227,000 and 184,000 shares, respectively, related to unvested warrants exercised.

PREFERRED STOCK

     Redeemable convertible preferred ("Preferred Stock") and undesignated preferred stock at March 31, 2000 consisted of the following (in thousands, except per share data):

                                                                                                 VALUE
                                        SHARES        SHARES       LIQUIDATION    REDEMPTION      PER
                TYPE                  AUTHORIZED    OUTSTANDING      AMOUNT         AMOUNT       SHARE
                ----                  ----------    -----------    -----------    ----------    --------
Series A Redeemable Convertible.....    11,500        11,220         $ 5,610       $ 5,610       $ 0.50
Series B Redeemable Convertible.....    11,600        11,585          14,481        14,481         1.25
Series C Redeemable Convertible.....     8,846         8,846          30,000        30,000         3.39
Series D Redeemable Convertible.....     3,600         3,455          38,492        38,492        11.14
Undesignated........................       454            --              --            --           --
                                        ------        ------         -------       -------
  Total.............................    36,000        35,106         $88,583       $88,583
                                        ======        ======         =======       =======

     The holders of Series A, Series B, Series C, and Series D Preferred Stock have various rights and preferences as follows:

Conversion

     Each share of Preferred Stock shall be convertible, at the option of the holder, into fully paid and nonassessable shares of Common Stock at the conversion rate. The conversion rate is determined by dividing the original issue price by the conversion price, as defined in the Company's Articles of Incorporation, in effect on the date the certificate is surrendered for conversion.

     Each share of Preferred Stock will automatically convert into shares of Common Stock, at the conversion price, as defined in the Articles of Incorporation, in effect at the time of the earlier of (i) a firm commitment underwritten public offering, as defined in the Company's Articles of Incorporation, not less than $15,000,000, or (ii) the date specified by written consent or agreement of the holders of 60% percent of the outstanding shares of such series.

     In connection with the issuance of the Series D preferred stock, the Company recorded an estimated noncash charge to equity of $9,882,000 relating to the beneficial conversion feature on the Series D preferred stock. This charge was calculated using the deemed fair value of common stock on the date of issuance, subtracting the conversion price and then multiplying the resulting amount by the number of

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

10. CAPITALIZATION (CONTINUED)
shares of common stock into which the shares of Series D preferred stock are convertible (3,455,000 shares). As a result of this noncash equity charge, the Company's net loss per share applicable to common stockholders was adversely impacted for the three months ended March 31, 2000.

     Immediately prior to the closing of an initial public offering and assuming an initial public offering price in excess of $5.50 per share, all outstanding shares of our Series A, Series B, Series C, and Series D preferred stock will convert automatically into shares of common stock. If our initial public offering price is less than $8.912 per share, each share of our Series D preferred stock will convert into more than one share of common stock. The exact number of shares of common stock into which each share of Series D preferred stock will convert would be determined by dividing $8.912 by our initial public offering price.

Dividends

     Each share of Series A, Series B, Series C, and Series D provides for discretionary noncumulative dividends of $0.03, $0.075, $0.203, and $0.67 per share per annum, respectively.

Voting

     Each share of Series A, B, C, and D is entitled to the number of votes equal to the number of shares of Common Stock that could be converted on the date of the vote.

Redemption

     Upon receipt by the Company of a written request, as defined in the Articles of Incorporation, from the holders of at least two-thirds of the then-outstanding preferred stock, the Company shall redeem each share of the then-outstanding preferred stock at the original issuance price, plus accrued dividends, if any, in two installments, as defined in the Articles of Incorporation, on April 30, 2003 and April 30, 2004. As of December 31, 1999, these two installments, if written request for repayment were made, totaled $44,291,500 each.

Liquidation Preference

     Upon liquidation, the holders of Series A, Series B, Series C, and Series D Preferred Stock would receive $0.50, $1.25, $3.39 and $11.14 per share, respectively and any declared but unpaid dividends. If at the time of liquidation the assets and funds to be distributed are insufficient to permit the above disbursement, then the entire available assets and funds shall be distributed ratably among the preferred stockholders. Upon the completion of the above distribution, any remaining assets would be distributed among the common stockholders ratably, based on the number of shares held by each.

STOCK OPTIONS

     In April 1997, the Company adopted the 1997 Stock Option/Stock Issuance Plan ("Plan") which is divided into two separate equity programs, the Option Grant Program and the Stock Issuance Program.

     Under the terms of the Plan, as amended in March 2000, options to purchase 10,650,000 shares of common stock were reserved. As of December 31, 1999 and March 31, 2000, approximately 775,000 and 1,626,000 options to purchase shares of common stock were available for future grant, respectively.

     The Option Grant Program provides for the issuance of non-qualified or incentive stock options to employees, non-employee members of the board and consultants. The exercise price per share is not to be

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

10. CAPITALIZATION (CONTINUED)
less than 85% of the fair market value per share of the Company's common stock on the date of grant. Incentive stock options may be granted at no less than 100% of the fair market value of the Company's common stock on the date of grant (110% if granted to an employee who owns 10% or more of the common stock). The Board of Directors has the discretion to determine the vesting schedule. Options may be either immediately exercisable or in installments, but generally vest over a four-year period from the date of grant. In the event the holder ceases to be employed by the Company, all unvested options terminate and all vested installment options may be exercised within an installment period following termination. Any unvested shares acquired related to the immediately exercisable options are subject to repurchase by the Company at the original exercise price. The Company had 1,627,000 unvested shares of common stock issued and outstanding under the Plan at December 31, 1999 which were subject to repurchase by the Company at the related exercise prices. In general, options expire ten years from the date of grant.

     The Stock Issuance Program provides for shares of common stock to be issued directly through either the immediate purchase of shares or as a bonus for services rendered. The purchase price per share is not to be less than 85% of the fair market value per share of the Company's common stock on the date of grant. The purchase price, if granted to an employee who owns 10% or more of the common stock, must be granted at no less than 110% of the fair market value of the Company's common stock on the date of grant. Vesting terms are at the discretion of the Plan Administrators and determined at the date of issuance. In the event the holder ceases to be employed by the Company, any unvested shares are subject to repurchase by the Company at the original purchase price.

     A summary of the status of the Company's stock options, as of December 31, 1997, 1998, 1999 and March 31, 2000, and the changes during the periods ended on those dates, is presented below (shares in thousands):

                                                                  DECEMBER 31,
                                          ------------------------------------------------------------       MARCH 31,
                                                 1997                 1998                 1999                 2000
                                          ------------------   ------------------   ------------------   ------------------
                                                   WEIGHTED-            WEIGHTED-            WEIGHTED-            WEIGHTED-
                                                    AVERAGE              AVERAGE              AVERAGE              AVERAGE
                                                   EXERCISE             EXERCISE             EXERCISE             EXERCISE
                                          SHARES     PRICE     SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                          ------   ---------   ------   ---------   ------   ---------   ------   ---------
Outstanding at beginning of period......     --      $  --     2,613      $0.05     1,989      $0.09     3,859      $2.00
  Granted -- price equals fair value....  2,885       0.05       328       0.05        --         --        --         --
  Granted -- price less than fair
    value...............................     --         --     1,393       0.15     3,013       2.64     1,818       8.36
  Exercised.............................    272       0.04     2,200       0.07     1,052       0.48       277       2.28
  Cancelled.............................     --         --       145       0.07        91       0.60        15       0.12
                                          -----                -----                -----                -----
Outstanding at period-end...............  2,613      $0.05     1,989      $0.09     3,859      $2.00     5,385      $4.14
                                          =====                =====                =====                =====
Options exercisable at period-end.......  2,613      $0.05     1,989      $0.09     3,859      $2.00     5,385      $4.14
                                          =====      =====     =====      =====     =====      =====     =====      =====

     The weighted-average fair value of options granted to employees for the years ended December 31, 1997, 1998 and 1999 were $0.05, $0.64 and $6.76 per share, respectively. The weighted-average fair value of options granted to employees for the three months ended March 31, 2000 was $11.28 per share.

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

10. CAPITALIZATION (CONTINUED)
     Additional information with respect to the outstanding options as of December 31, 1999 is as follows (shares in thousands):

                                                  OPTIONS EXERCISED SUBJECT TO
      OPTIONS OUTSTANDING AND EXERCISABLE                  REPURCHASE
-----------------------------------------------   ----------------------------
    NUMBER
 OUTSTANDING      WEIGHTED-
     AND           AVERAGE        RANGE AND
EXERCISABLE AT    REMAINING    WEIGHTED-AVERAGE    NUMBER     WEIGHTED-AVERAGE
 DECEMBER 31,    CONTRACTUAL       EXERCISE          OF          REPURCHASE
     1999           LIFE            PRICE          SHARES          PRICE
--------------   -----------   ----------------   ---------   ----------------
      813           7.55            $0.05             761          $0.05
      438           8.73             0.15             666           0.15
      340           9.21             0.60               6           0.60
      220           9.38             1.00             102           1.00
      248           9.56             1.75              87           1.75
      111           9.76             2.50              --           2.50
    1,140           9.92             3.50               5           3.50
      549           9.97             4.50              --           4.50
    -----                                           -----
    3,859           9.17            $2.00           1,627          $0.24
    =====                                           =====

     During 1997, 1998, 1999 and the three months ended March 31, 2000, the Company granted stock options to directors, employees, officers, and consultants, at exercise prices below the fair market value of the Company's common stock at the date of grant. Accordingly, the Company recorded deferred stock compensation of $0, $716,000, $12,503,000 and $5,330,000, respectively, to be amortized over the related vesting periods (generally four years). The Company recognized compensation expense of $0, $52,000, $3,103,000, $238,000 and $2,385,000 relating to these stock option grants for the years ended December 31, 1997, 1998 and 1999, and the three months ended March 31, 1999 and 2000, respectively.

     The Company calculated the minimum fair value of each option granted to directors, employees and officers of the Company on the date of the grant using the minimum value option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                              1997    1998      1999
                                                              ----    ----      ----
Risk-free interest rate.....................................  6.5%    5.5%      6.0%
Expected lives (in years)...................................  4.0     4.0       4.0
Dividend yield..............................................  0.0%    0.0%      0.0%
Expected volatility.........................................  0.0%    0.0%      0.0%

     Had compensation costs been determined based upon the methodology prescribed under SFAS No. 123, the Company's net loss applicable to common stockholders and basic and diluted net loss per

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

10. CAPITALIZATION (CONTINUED)
share applicable to common stockholders would approximate the following pro forma amounts (thousands, except per share data):

                                                              AS REPORTED    PRO FORMA
                                                              -----------    ---------
For the year ended December 31, 1999:
Net loss applicable to common stockholders..................   $(21,227)     $(21,404)
                                                               ========      ========
Basic and diluted net loss per share applicable to common
  stockholders..............................................   $  (3.29)     $  (3.32)
                                                               ========      ========
For the year ended December 31, 1998:
Net loss applicable to common stockholders..................   $ (9,711)     $ (9,727)
                                                               ========      ========
Basic and diluted net loss per share applicable to common
  stockholders..............................................   $  (2.00)     $  (2.00)
                                                               ========      ========
For the year ended December 31, 1997:
Net loss applicable to common stockholders..................   $ (1,488)     $ (1,495)
                                                               ========      ========
Basic and diluted net loss per share applicable to common
  stockholders..............................................   $  (0.42)     $  (0.42)
                                                               ========      ========

     The effects of applying SFAS No. 123 in the above pro forma disclosure are not indicative of future amounts, and additional awards in future years are anticipated.

     During 1998 and 1999, the Company utilized the Black-Scholes pricing model, assuming a risk-free interest rate of approximately 6%, an expected life of 4 years, a 0% dividend yield and forfeiture rate, and an expected volatility rate of approximately 80%, to calculate the fair values of stock options granted to consultants. The stock options are valued at the grant date, and each subsequent reporting period until the options are fully vested, exercisable and noncancelable.

11. EMPLOYEE BENEFIT PLAN

     During March 1999, the Company established a 401(k) Profit Sharing Plan (the "401 Plan") available to all employees who meet the Plan's eligibility requirements. Under the 401 Plan, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. Company matching and profit sharing contributions are discretionary. To date, the Company has not made any contributions to the 401 Plan as of December 31, 1999.

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

12. NET LOSS PER SHARE

     The following table sets forth the computation of basic, diluted and pro forma net loss per share (thousands, except per share data):

                                                         FOR THE YEAR           FOR THE THREE MONTHS
                                                      ENDED DECEMBER 31,          ENDED MARCH 31,
                                                 ----------------------------   --------------------
                                                  1997      1998       1999       1999       2000
                                                  ----      ----       ----       ----       ----
HISTORICAL PRESENTATION
Numerator:
  Net loss applicable to common stockholders...  $(1,488)  $(9,711)  $(21,227)  $(3,845)   $(18,725)
                                                 =======   =======   ========   =======    ========
Denominator:
  Weighted-average common shares outstanding...    6,108     8,266      9,816     9,388      10,309
  Adjustment for common shares issued subject
     to repurchase.............................   (2,558)   (3,413)    (3,369)   (3,694)     (2,645)
                                                 -------   -------   --------   -------    --------
  Denominator for basic and diluted
     calculations..............................    3,550     4,853      6,447     5,694       7,664
                                                 =======   =======   ========   =======    ========
Basic and diluted net loss per share applicable
  to common stockholders.......................  $ (0.42)  $ (2.00)  $  (3.29)  $ (0.68)   $  (2.44)
                                                 =======   =======   ========   =======    ========
PRO FORMA PRESENTATION (unaudited)
Numerator:
  Net loss applicable to common stockholders...                      $(21,227)             $(18,725)
  Beneficial conversion feature................                            --                 9,882
                                                                     --------              --------
  Net loss.....................................                      $(21,227)             $ (8,843)
                                                                     ========              ========
Denominator:
  Shares used above............................                         6,447                 7,664
  Weighted-average effect of pro forma
     conversion of securities:
     Series A redeemable convertible preferred
       stock...................................                        11,220                11,220
     Series B redeemable convertible preferred
       stock...................................                        11,585                11,585
     Series C redeemable convertible preferred
       stock...................................                         7,537                 8,846
     Series D redeemable convertible preferred
       stock...................................                            --                 1,482
                                                                     --------              --------
Denominator for pro forma basic and diluted
  calculation..................................                        36,789                40,797
                                                                     ========              ========
Pro forma basic and diluted net loss per
  share........................................                      $  (0.58)             $  (0.22)
                                                                     ========              ========

                           ACCELERATED NETWORKS, INC.

             (ALL INTERIM INFORMATION RELATING TO THE PERIODS ENDED
                     MARCH 31, 1999 AND 2000 IS UNAUDITED)

     The following table sets forth common stock equivalents (potential common stock) that are not included in the diluted net loss per share calculation above because their effect would be antidilutive for the periods indicated (shares in thousands):

                                                   FOR THE YEAR ENDED        FOR THE THREE MONTHS
                                                      DECEMBER 31,              ENDED MARCH 31,
                                               --------------------------    ---------------------
                                                1997      1998      1999       1999         2000
                                                ----      ----      ----       ----         ----
Weighted-average common stock equivalents:
  Series A preferred stock...................   6,609    11,220    11,220     11,220       11,220
  Series B preferred stock...................      --     7,300    11,585     11,585       11,585
  Series C preferred stock...................      --        --     7,537        873        8,846
  Series D preferred stock...................      --        --        --         --        1,482
  Unvested shares of common stock subject to
     repurchase..............................   2,558     3,413     3,369      3,694        2,645
  Warrants...................................      --        --        --         --           29
  Stock options..............................     871    2,301..    2,924      2,457        4,626
                                               ------    ------    ------     ------       ------
                                               10,038..  24,234    36,635     29,829       40,433
                                               ======    ======    ======     ======       ======

13. SUBSEQUENT EVENTS -- UNAUDITED

     In March 2000, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). The Preferred Stock, as described in Note 10, will automatically convert into shares of common stock as discussed in Note 10. The conversion of the Preferred Stock has been reflected in the accompanying unaudited pro forma consolidated balance sheet at March 31, 2000.

     In March 2000, the Board of Directors approved the reincorporation of the Company in the state of Delaware, which will be effected prior to the closing of the IPO. The effect of this reincorporation is presented in pro forma unaudited stockholders' equity.

     In March 2000, the Board of Directors adopted the 2000 Stock Incentive Plan and the 2000 Employee Stock Purchase Plan, both of which will become effective upon the pricing of the IPO. In May 2000, the Board of Directors approved a 400,000 increase in the number of shares available for future issuance under the Company's current Plan. When it becomes effective, the 2000 Stock Incentive Plan will succeed and replace the Company's current Plan. 500,000 shares of common stock are initially reserved for issuance under the 2000 Employee Stock Purchase Plan.

     In May 2000, the Company entered into an agreement to sell to U S WEST Internet Ventures, Inc. ("U S WEST"), an affiliate of U S West, Inc. ("U S West"), $3.0 million of the Company's common stock in a concurrent private placement which will close immediately following the closing of the initial public offering. U S WEST will purchase the shares at a price per share equal to the initial public offering price per share. The Company has also entered into an agreement with an affiliate of U S West to test certain of the Company's products for potential deployment in U S West's network. In connection with this agreement, the Company agreed to issue a two-year warrant to U S WEST to purchase $3.0 million of the Company's common stock at a price per share equal to the initial public offering price per share. If the Company's products are positively evaluated, the U S West affiliate has the right, but not the obligation to enter into negotiations of a definitive supplier or distribution agreement with the Company. The Company expects to record sales and marketing expenses of approximately $1.4 million for the fair value of the warrant upon its issuance. U S WEST has agreed that for the one-year period following the closing of the offering, it will not sell or transfer any of the shares of common stock it purchased in the concurrent private placement, or upon exercise of the warrant, without the prior consent of the Company.

                            [INSIDE BACK COVER PAGE]

Product photographs of Accelerated's family of products with the title "Family of Products"


                               [BACK COVER PAGE]

                       [ACCELERATED NETWORKS, INC. LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission, NASD and Nasdaq National Market fees. All of the expenses below will be paid by Accelerated Networks.


                            ITEM                                AMOUNT
                            ----                              ----------
Registration fee............................................  $   18,216
NASD filing fee.............................................       7,400
Nasdaq National Market listing fee..........................      95,000
Blue sky fees and expenses..................................       5,000
Printing and engraving expenses.............................     250,000
Legal fees and expenses.....................................     525,000
Accounting fees and expenses................................     475,000
Transfer Agent and Registrar fees...........................       2,500
Miscellaneous...............................................     100,000
                                                              ----------
  Total.....................................................  $1,478,116
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Company's directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Company plans to obtain liability insurance for its directors and officers prior to the consummation of this offering.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Company shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     The Company, with the approval of the Board of Directors, intends to obtain directors' and officers' liability insurance prior to the effectiveness of this offering. In addition, the Company has entered into indemnification agreements with each of its directors, a form of which is filed as Exhibit 10.25 hereto.

     There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. Moreover, the Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. The Company believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the underwriters of Accelerated and its officers and directors, and by Accelerated of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following is a summary of transactions by the Company since the Company's inception in October 1996 involving sales of the Company's securities that were not registered under the Securities Act. Prior to the Company's reincorporation in Delaware in June 2000, it had been operating as a corporation organized under the laws of California.

          (a) In March 1997, we issued an aggregate of 6,800,000 shares of common stock for an aggregate purchase price of approximately $12,000 to the founders of the Company.

          (b) In May 1997, we issued an aggregate of 11,170,000 shares of Series A preferred stock for an aggregate purchase price of approximately $5,600,000 to several outside investors in connection with our initial Series A financing and an additional 50,000 shares of Series A preferred stock in exchange for $25,000 of services performed in connection with the Series A financing.

          (c) In May 1998, we issued an aggregate of 11,584,848 shares of Series B preferred stock for an aggregate purchase price of approximately $14,481,000 to several outside investors in connection with our Series B financing.

          (d) In March 1999, we issued an aggregate of 8,845,648 shares of Series C preferred stock for an aggregate purchase price of approximately $30,000,000 to Siemens AG in connection with our Series C financing.

          (e) In January 2000, in connection with a warrant purchase agreement, we issued a warrant to Siemens ICN to purchase 28,575 shares of common stock at $7.00 per share.

          (f) In February and March 2000, we issued an aggregate of 3,455,267 shares of Series D preferred stock for an aggregate purchase price of approximately $38,492,000 to several outside investors and several of our officers in connection with our Series D financing.

          (g) In May 2000, we agreed to issue U S WEST Internet Ventures $3.0 million of our common stock at the same price per share as shares of our common stock sold in our initial public offering. We also agreed to issue a warrant to purchase $3.0 million of our common stock at an exercise price per share equal to the price per share as shares of our common stock sold in our initial public offering.

          (h) From October 1996 (inception) to June 21, 2000, we granted options to purchase an aggregate of 10,460,114 shares of common stock to our directors, executive officers, employees and consultants at a weighted exercise price of $3.55 per share. As of May 31, 2000, options to purchase

     56,610 shares at an exercise price of $.00182 per share, options to purchase 2,891,536 shares at an exercise price of $0.05 per share, options to purchase 1,409,211 shares at an exercise price of $0.15 per share, options to purchase 346,500 shares at an exercise price of $0.60 per share, options to purchase 317,500 shares at an exercise price of $1.00 per share, options to purchase 345,500 shares at an exercise price of $1.75 per share, options to purchase 111,000 shares at an exercise price of $2.50 per share, options to purchase 1,144,757 shares at an exercise price of $3.50 per share, options to purchase 532,500 shares at an exercise price of $4.50 per share, options to purchase 1,174,000 shares at an exercise price of $7.00 per share, options to purchase 1,492,000 shares at an exercise price of $9.00 per share, options to purchase 131,500 shares at an exercise price of $10.50 per share, and options to purchase 507,500 shares at an exercise price of $11.70 per share had been granted. In addition, we issued 5,000 shares to a consultant at price of $3.50 per share.

     None of the foregoing transactions involved any public offering, and the Company believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS

     The following Exhibits are attached hereto and incorporated herein by reference:


EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
  1.1**    Form of Underwriting Agreement.
  3.1**    Certificate of Incorporation of the Registrant.
  3.2**    Bylaws of the Registrant.
  4.1**    See Exhibit 3.1 and 3.2 for provisions of the Registrant's
           Certificate of Incorporation and Bylaws defining the rights of holders of the Registrant's common stock. See Exhibit
           10.8 for the rights of certain holders of registration
           rights.
  4.2**    Specimen common stock certificate.
  5.1**    Opinion of Brobeck, Phleger & Harrison LLP.
 10.1**    Founder/Employee/Shareholder Agreement between the
           Registrant and Suresh Nihalani, as amended.
 10.2**    Founder/Employee/Shareholder Agreement between the
           Registrant and Kiran Munj, as amended.
 10.3**    Series A Preferred Stock Purchase Agreement dated as of May
           30, 1997, among the Registrant and certain investors
           thereto.
 10.4**    Series B Preferred Stock Purchase Agreement dated as of May
           15, 1998, among the Registrant and certain investors
           thereto.
 10.5**    Series C Preferred Stock Purchase Agreement dated as of
           February 24, 1999, among the Registrant and Siemens AG.
 10.6**    Warrant Purchase Agreement dated as of December 16, 1999, by and between the Registrant and Siemens Information and
           Communication Networks, Inc.
 10.7**    Form of Series D Preferred Stock Purchase Agreement.
 10.8**    Second Restated Investors' Rights Agreement dated as of
           February 18, 2000, as amended, among the Registrant and
           certain of its stockholders.
 10.9**    1997 Stock Option/Stock Issuance Plan.
 10.10**   2000 Stock Incentive Plan.
 10.11**   Employee Stock Purchase Plan.
10.12+**   Product Procurement Agreement dated as of April 21, 1999, by and between the Registrant and CTC Communications Group,
           Inc.
10.13+**   Product Purchase and Sale Agreement dated as of August 1,
           1999, by and between the Registrant and FirstWorld
           Communications.
10.14+**   Materials and Manufacturing Agreement Board Assembly
           Agreement dated as of March 15, 1999, by and between the
           Registrant and the Semiconductor Group of Arrow Electronics,
           Inc., as amended
10.15+**   Standard Agreement dated as of June 1, 1999, by and between the Registrant and Power-One, Inc.
 10.16+    Value-Added Product Sale Agreement dated as of March 12,
           1999, by and between the Registrant and AVNET Electronics
           Marketing, a Group of Avnet, Inc.
 10.17**   Agreement for Purchase of Products dated as of January 21,
           1999, by and between the Registrant and Siemens Information and Communication Networks, Inc.
 10.18**   Service Level Agreement dated as of March 25, 1999, by and between the Registrant and Siemens Information and
           Communication Networks, Inc.
 10.19**   Standard Industrial/Commercial Multi-Tenant Lease dated as of May 6, 1999, between the Registrant and Tyler Pacific
           III, L.L.C.
 10.20**   Memorandum of Understanding dated as of January 13, 1999 by and between Mr. Viren T. Ranjan and Accelerated Networks
           (India) Private Limited.
 10.21**   Standard Industrial/Commercial Single-Tenant Lease-Gross
           dated as of May 28, 1998, by and between the Registrant and
           Robert B. Reingold, Trustee for Reingold Trust #21328.

EXHIBIT
 NUMBER                            DESCRIPTION
--------                           -----------
10.22+**   Licensing Agreement dated as of July 15, 1998, as amended, by and between the Registrant and Ditech Communications
           Corporation.
10.23+**   OEM Orbix Development and Runtime Agreement dated December
           17, 1999, by and between the Registrant and IONA.
10.24+**   Letter Agreement regarding licenses dated as of December 30,
           1999 by and between the Registrant and WindRiver Systems,
           Inc.
 10.25**   Form of Director Indemnification Agreement.
 10.26**   Revolving Credit Loan and Security Agreement (Accounts and
           Equipment Loans) dated as of June 1, 1999, by and between
           the Registrant and Comerica Bank -- California.
 10.27**   Senior Loan and Security Agreement No. L6244 dated as of May
           28, 1999, by and between the Registrant and Phoenix Leasing
           Incorporated.
10.28+**   Product Purchase and Sale Agreement dated as of February 23,
           2000, by and between the Registrant and UniDial
           Communications Inc.
 10.29**   Standard Industrial/Commercial Multi-Tenant Lease dated as of February 29, 2000, by and between the Registrant and
           Tyler Pacific III, LLC.
 10.30**   Memorandum of Understanding dated as of May 10, 2000, by and between the Registrant and U S WEST !nterprise America, Inc.
 10.31**   Common Stock Subscription Agreement dated as of May 15,
           2000, by and between the Registrant and U S WEST Internet
           Ventures, Inc.
 10.32**   Agreement for Purchase of Products dated as of May 15, 2000, by and between the Registrant and Siemens AG.
 21.1**    List of Subsidiaries.
 23.1**    Consent of Brobeck, Phleger & Harrison LLP (Included in
           Exhibit 5.1 hereto).
 23.2      Consent of PricewaterhouseCoopers LLP, independent
           accountants.
 23.3**    Consent of RHK Telecommunications Industry Analysis.
 23.4**    Consent of International Data Corporation.
 27.1**    Financial Data Schedule.


---------------
** Previously filed by the Registrant.

+ Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

     (b) FINANCIAL STATEMENT SCHEDULES

     All such Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moorpark, State of California, on the 22nd day of June, 2000.


                                          ACCELERATED NETWORKS, INC.

                                          By:      /s/ SURESH NIHALANI
                                            ------------------------------------
                                                      Suresh Nihalani
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:



                       SIGNATURE                                      TITLE                   DATE
                       ---------                                      -----                   ----
                  /s/ SURESH NIHALANI                       President, Chief Executive    June 22, 2000
--------------------------------------------------------       Officer and Director
                    Suresh Nihalani                       (Principal Executive Officer)

                 /s/ FREDERIC T. BOYER                     Vice President, Finance and    June 22, 2000
--------------------------------------------------------     Administration and Chief
                   Frederic T. Boyer                       Financial Officer (Principal
                                                             Financial and Accounting
                                                                     Officer)

                     H.R. JOHNSON*                                   Director             June 22, 2000
--------------------------------------------------------
          Brig. Gen. H.R. Johnson, USAF (Ret.)

                   STEVEN M. KRAUSZ*                                 Director             June 22, 2000
--------------------------------------------------------
                    Steven M. Krausz

                    PETER T. MORRIS*                                 Director             June 22, 2000
--------------------------------------------------------
                    Peter T. Morris

                ROBERT F. KUHLING, JR.*                              Director             June 22, 2000
--------------------------------------------------------
                 Robert F. Kuhling, Jr.

                      LIP-BU TAN*                                    Director             June 22, 2000
--------------------------------------------------------
                       Lip-Bu Tan

                     ANTHONY MAHER*                                  Director             June 22, 2000
--------------------------------------------------------
                     Anthony Maher


* Power of attorney

By:       /s/  FREDERIC T. BOYER
--------------------------------------
          Frederic T. Boyer
           Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                             DESCRIPTION
--------                            -----------
  1.1**     Form of Underwriting Agreement.
  3.1**     Certificate of Incorporation of the Registrant.
  3.2**     Bylaws of the Registrant.
  4.1**     See Exhibit 3.1 and 3.2 for provisions of the Registrant's
            Certificate of Incorporation and Bylaws defining the rights of holders of the Registrant's common stock. See Exhibit
            10.8 for the rights of certain holders of registration
            rights.
  4.2**     Specimen common stock certificate.
  5.1**     Opinion of Brobeck, Phleger & Harrison LLP.
 10.1**     Founder/Employee/Shareholder Agreement between the
            Registrant and Suresh Nihalani, as amended.
 10.2**     Founder/Employee/Shareholder Agreement between the
            Registrant and Kiran Munj, as amended.
 10.3**     Series A Preferred Stock Purchase Agreement dated as of May
            30, 1997, among the Registrant and certain investors
            thereto.
 10.4**     Series B Preferred Stock Purchase Agreement dated as of May
            15, 1998, among the Registrant and certain investors
            thereto.
 10.5**     Series C Preferred Stock Purchase Agreement dated as of
            February 24, 1999, among the Registrant and Siemens AG.
 10.6**     Warrant Purchase Agreement dated as of December 16, 1999, by and between the Registrant and Siemens Information and
            Communication Networks, Inc.
 10.7**     Form of Series D Preferred Stock Purchase Agreement.
 10.8**     Second Restated Investors' Rights Agreement dated as of
            February 18, 2000, as amended, among the Registrant and
            certain of its stockholders.
 10.9**     1997 Stock Option/Stock Issuance Plan.
 10.10**    2000 Stock Incentive Plan.
 10.11**    Employee Stock Purchase Plan.
10.12+**    Product Procurement Agreement dated as of April 21, 1999, by and between the Registrant and CTC Communications Group,
            Inc.
10.13+**    Product Purchase and Sale Agreement dated as of August 1,
            1999, by and between the Registrant and FirstWorld
            Communications.
10.14+**    Materials and Manufacturing Agreement Board Assembly
            Agreement dated as of March 15, 1999, by and between the
            Registrant and the Semiconductor Group of Arrow Electronics,
            Inc., as amended
10.15+**    Standard Agreement dated as of June 1, 1999, by and between the Registrant and Power-One, Inc.
 10.16+     Value-Added Product Sale Agreement dated as of March 12,
            1999, by and between the Registrant and AVNET Electronics
            Marketing, a Group of Avnet, Inc.
 10.17**    Agreement for Purchase of Products dated as of January 21,
            1999, by and between the Registrant and Siemens Information and Communication Networks, Inc.
 10.18**    Service Level Agreement dated as of March 25, 1999, by and between the Registrant and Siemens Information and
            Communication Networks, Inc.
 10.19**    Standard Industrial/Commercial Multi-Tenant Lease dated as of May 6, 1999, between the Registrant and Tyler Pacific
            III, L.L.C.
 10.20**    Memorandum of Understanding dated as of January 13, 1999 by and between Mr. Viren T. Ranjan and Accelerated Networks
            (India) Private Limited.
 10.21**    Standard Industrial/Commercial Single-Tenant Lease-Gross
            dated as of May 28, 1998, by and between the Registrant and
            Robert B. Reingold, Trustee for Reingold Trust #21328.

EXHIBIT
 NUMBER                             DESCRIPTION
--------                            -----------
10.22+**    Licensing Agreement dated as of July 15, 1998, as amended, by and between the Registrant and Ditech Communications
            Corporation.
10.23+**    OEM Orbix Development and Runtime Agreement dated December
            17, 1999, by and between the Registrant and IONA.
10.24+**    Letter Agreement regarding licenses dated as of December 30,
            1999 by and between the Registrant and WindRiver Systems,
            Inc.
 10.25**    Form of Director Indemnification Agreement.
 10.26**    Revolving Credit Loan and Security Agreement (Accounts and
            Equipment Loans) dated as of June 1, 1999, by and between
            the Registrant and Comerica Bank -- California.
 10.27**    Senior Loan and Security Agreement No. L6244 dated as of May
            28, 1999, by and between the Registrant and Phoenix Leasing
            Incorporated.
10.28+**    Product Purchase and Sale Agreement dated as of February 23,
            2000, by and between the Registrant and UniDial
            Communications Inc.
 10.29**    Standard Industrial/Commercial Multi-Tenant Lease dated as of February 29, 2000, by and between the Registrant and
            Tyler Pacific III, LLC.
 10.30**    Memorandum of Understanding dated as of May 10, 2000, by and between the Registrant and U S WEST !nterprise America, Inc.
 10.31**    Common Stock Subscription Agreement dated as of May 15,
            2000, by and between the Registrant and U S WEST Internet
            Ventures, Inc.
 10.32**    Agreement for Purchase of Products dated as of May 15, 2000, by and between the Registrant and Siemens AG.
 21.1**     List of Subsidiaries.
 23.1**     Consent of Brobeck, Phleger & Harrison LLP (Included in
            Exhibit 5.1 hereto).
 23.2       Consent of PricewaterhouseCoopers LLP, independent
            accountants.
 23.3**     Consent of RHK Telecommunications Industry Analysis.
 23.4**     Consent of International Data Corporation.
 27.1**     Financial Data Schedule.


---------------
** Previously filed by the Registrant.

+ Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.